2023 ANNUAL REPORT





First Interstate
BancSystem



ON THE COVER: U.S. NAVY BLUE ANGELS FLYOVER
FIRST INTERSTATE CENTER, BILLINGS, MONTANA
PHOTOGRAPHY CREDIT: LARRY MAYER

At First Interstate, we strive to set an example for others to follow, and this philosophy begins with the way we are governed. Moreover, it is infused with elements vital to our culture: our Mission, Vision, and Values. These three core tenets guide decision-making at all levels of our organization and serve as barometers for how our actions measure up against our own high standards.



Mission

We help people and their money work better together. That is our Mission, our reason for being. People have entrusted First Interstate with their valuable resources, and it is not a responsibility we take lightly. We understand we have an indispensable role in helping individuals achieve their financial goals and dreams, and we must nurture all our relationships — with clients, employees, communities, and shareholders — to make those aspirations a reality.



Vision

Our Vision is to be the most relevant everyday experience our clients have with their money. This vision guides every interaction and spurs us to perfect our client service model of excellence.



Values

Our Values are the core principles by which we do business and do good for our people, our communities, and our stakeholders.

- People First, Always
- Seek Greatness
- Integrity
- Celebrate Success
- Commitment to Community



Service Commitments

First Interstate actively engages with our clients, employees, communities, and shareholders. Our approach centers on five key service commitments: Build Relationships, Be Memorable, Lead by Example, See the Good, and Lend a Hand.

To Our Shareholders

At First Interstate Bank, our daily mission is to help people and their money work better together. This mission was critical during 2023, as challenging conditions swept the banking industry. Through it all, we continued to be there, servicing the needs of our clients. Our granular deposit base, conservative underwriting approach, diverse footprint, and strong balance sheet risk management practices allowed us not only to navigate through 2023, but to innovate and improve our services in the process. As we look to 2024 and beyond, we are proud of the position we are in. We are well positioned to continue growing our institution and delivering value to our shareholders.

Investing In Our Business

We are always looking for opportunities to automate to improve our overall efficiency. While we understand the importance of investing in and expanding our business, we never lose focus on expense control. Last year, we introduced a new suite of consumer credit cards and a rewards program that provides our clients with additional value. We restructured our Treasury Solutions business, bringing in new leadership, aligning our business development efforts, and expanding our offerings. We standardized and streamlined our mortgage process, providing current and future efficiency. We also re-aligned operational support and line of business functions. In 2024, we are enhancing our business credit card offerings.

We are also implementing a new consumer and small business loan origination system, which will allow us to streamline our client experience and speed up our origination process.

Credit Risk Management

Our relentless focus on credit risk management is ingrained into our culture. This is evidenced by our consistently strong credit quality. We manage to a diverse asset profile, with geographic, client, and industry diversification, while remaining disciplined in our underwriting criteria. We ended 2023 with a loan-to-deposit ratio under 80%—a key to our balance sheet flexibility—and ample liquidity levels.

Our Communities and People

First Interstate Bank takes pride in our core value of "People First, Always." Despite the challenging year, we donated over $6.7 million to our communities in 2023, providing funding to charitable organizations across our 14 states. Our Foundation also allocated $1 million for our "Believe in Local" campaign for the second year in a row, awarding $25,000 grants to employee-nominated organizations across our footprint. We continued our time-honored tradition of hosting a Volunteer Day, holding our sixth annual bank-wide event in September. To further demonstrate our commitment to our clients and our communities, we have been on the leading edge of reducing overdraft fees, eliminating non-sufficient fund fees, and providing a banking solution for the underserved in our communities. We are also proud to offer our clients deposit products at competitive rates, including our Indexed Money Market product that adjusted automatically as rates increased.

Capital Management and Shareholder Return

Our capital levels are robust and capital generation remains strong. This was evidenced by improvement in our regulatory ratios in every quarter last year, which included the repurchase of one million shares in the fourth quarter. We returned $1.88/share in dividends to our shareholders during the year, providing a strong yield of 6.7% based on our average share price. Furthermore, as of year-end, capital levels remained above our internal targets, affording us flexibility to maximize shareholder value going forward. We enter 2024 as a healthy, vibrant, financial institution with a diverse and talented workforce and a growth mindset. Generating long-term value remains our core tenet as an institution, and we are excited to continue our pursuit.

Sincerely,



Kevin P. Riley
President & CEO
First Interstate BancSystem, Inc.



2023 HIGHLIGHTS


Iowa


Oregon

Increasing Sustainability with Community Solar Gardens

First Interstate took steps toward increasing sustainability efforts in 2023 by subscribing to two community solar gardens — one in Iowa and one in Oregon. The Alliant Energy Community Solar – Cedar Rapids garden, located in Iowa, will enable us to fully offset Scope 2 emissions associated with the current electricity consumption in 19 of our 45 Iowa locations. Scope 2 emissions are those created by indirect sources, such as power plants that generate electricity. The solar garden began generating energy in February 2024.

Burlingame Solar is intended to be a 2.1 megawatt alternating current (MWac) project being developed by Greenkey Development near the town of Brownsville, Oregon. It is expected to enable us to offset Scope 2 emissions associated with the current electricity consumption across 22 of our 33 Oregon locations. Construction on the solar garden is expected to start in Q2 2024 with energy production expected to commence in Q4 2024.


ALLIANT ENERGY COMMUNITY SOLAR – CEDAR RAPIDS, IA GARDEN


ALLIANT ENERGY COMMUNITY SOLAR – CEDAR RAPIDS, IA GARDEN

2023 HIGHLIGHTS (CONTINUED)





Idaho   Wyoming

Maximizing our Commitment to Community

Our core value, Commitment to Community, remains at the forefront of our philanthropic efforts here at First Interstate. Helping our neighbors, particularly those most in need, is central to our mission. In addition to $6.7 million in financial support, our bankers donated over 46,000 volunteer hours to nonprofit organizations across our 14 states in 2023. First Interstate also participated in the Federal Home Loan Bank (FHLB) of Des Moines' new matching grant program, the Member Impact Fund. The fund focused on strengthening not-for-profit or government entities in Idaho and Wyoming. First Interstate leaders came together to identify nonprofit partners in our communities to maximize support of 16 Idaho and 18 Wyoming organizations. These gifts provided capacity building and working capital for organizations focused on meeting affordable housing and community development needs in their areas.

In 2024, the Member Impact Fund will support organizations in Montana, North Dakota, and Oregon. First Interstate has once again identified worthy organizations and submitted applications for matching funds. Awards were announced in March 2024.



HABITAT FOR HUMANITY® OF THE GREATER TETON AREA
JACKSON, WY



HELP Center
Reception
First Interstate Bank
PAY TO THE ORDER OF
ST. Vincent de Paul North Idaho
$17,463.00
June 12, 2023 DATE
Seventeen Thousand Four Hundred Sixty Three + 00/100 DOLLARS
MEMO Grant
First Interstate Bank

ST. VINCENT DE PAUL OF NORTH IDAHO
COEUR D'ALENE, ID



$1M *Believe in Local*

$1million in Believe in Local grants presented across our footprint



Over 12,000 volunteer hours to 410 organizations during our 6th annual Volunteer Day

BRAND SLAM!

Recognized by the American Bankers Association for elite marketing strategies related to our annual Volunteer Day

2023 HIGHLIGHTS (CONTINUED)

 **Idaho**

 **Montana**

 **South Dakota**

 **North Dakota**

 **Arizona**

 **Kansas**

Enhancing and Expanding Our Presence

We continue to evaluate retail branch and operational facilities to ensure a superior client and employee experience while also making efficient use of our space. This included modernizing our branches in Coeur d'Alene, Idaho; Kalispell, Montana; and Sioux Falls, South Dakota. These new designs provide more comfortable and functional spaces for both clients and employees. We also consolidated data and operations centers, providing greater efficiency and better employee collaboration.

In August 2023, we opened the doors to our new branch in Fargo, North Dakota. This demonstrates our commitment to the Fargo market, providing a full-service branch with drive-up teller and ATM services, along with ample parking for clients. We also committed to expanding First Interstate into new communities in 2024, with a project underway in Columbia Falls, Montana, a community adjacent to beautiful Glacier National Park, and Nogales, Arizona, the third largest port of entry into the United Sates for products and produce. We are also expanding our presence in several key communities, opening branches in Lenexa, Kansas to further support the vibrant Kansas City market, along with opening a new branch in our hometown—Billings, Montana.



KALISPELL, MT



FARGO, ND



SIOUX FALLS, SD

Executive Management



Kevin P. Riley
President & Chief
Executive Officer



Kirk D. Jensen
Executive Vice President &
General Counsel/Corporate
Secretary



Marcy D. Mutch
Executive Vice President &
Chief Financial Officer



Karlyn M. Knieriem
Executive Vice President &
Chief Risk Officer



Lori A. Meyer
Executive Vice President &
Chief Information Officer



Kristina R. Robbins
Executive Vice President &
Chief Operations Officer



Lorrie F. Asker
Executive Vice President &
Chief Banking Officer



Rachel B. Turitto
Executive Vice President &
Chief Human Resources Officer

Board of Directors



David L. Jahnke
Chair of the Board
Retired Partner, KPMG



Stephen B. Bowman
Retired Chief Financial Officer,
The Northern Trust Corporation



Kevin P. Riley
President & Chief Executive Officer,
First Interstate BancSystem, Inc.



James P. Brannen
Retired Chief Executive Officer,
FBL Financial Group, Inc.

Board of Directors (continued)



Alice S. Cho
Senior Advisor,
Boston Consulting Group



Joyce A. Phillips
Founder & Chief Executive Officer,
EqualFuture Corp.



Frances P. Grieb
Retired Partner, Deloitte LLP



Daniel A. Rykhus
Retired President & Chief Executive
Officer, Raven Industries



Thomas E. Henning
Retired President & Chief Executive
Officer, Assurity Group, Inc.



James R. Scott
Managing Partner, J.S. Investments
& Vice President, Foundation for
Community Vitality



John M. Heyneman
Executive Director,
Plank Stewardship Initiative



Jonathan R. Scott
Entrepreneur



Dennis L. Johnson
Retired President & Chief Executive
Officer, United Heritage Mutual
Holding Company



Stephen M. Lacy
Retired Chair, Meredith Corporation

**To learn more about our Executive
Management and Board of Directors,
please visit FIBK.com.**



Patricia L. Moss
Retired President & Chief Executive
Officer, Bank of the Cascades and
Cascade Bancorp



Form 10-K

DECEMBER 31, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____.

Commission File Number: 001-34653

FIRST INTERSTATE BANCSYSTEM, INC.

(Exact name of registrant as specified in its charter)

Delaware	81-0331430
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

401 North 31st Street	
Billings, MT	**59101**
(Address of principal executive offices)	(zip code)

(406) 255-5311
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, $0.00001 par value	FIBK	NASDAQ

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§223.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act.) ☐ Yes ☑ No

The aggregate market value of voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold on the NASDAQ, as of the last business day of the registrant's most recently completed second fiscal quarter was $2.1 billion.

As of January 31, 2024, there were 103,935,844 shares outstanding of the registrant's Common stock.

Documents Incorporated by Reference

The registrant intends to file a definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held May 22, 2024. The information required by Part III of this Form 10-K is incorporated by reference to such Proxy Statement.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES

Index

December 31, 2023

PART I

Cautionary Note Regarding Forward-Looking Statements

When we refer to "we," "our," "us," "First Interstate," or the "Company" in this report, we mean First Interstate BancSystem, Inc. and our consolidated subsidiaries, including our wholly -owned subsidiary, First Interstate Bank, unless the context indicates that we refer only to the parent company, First Interstate BancSystem, Inc. When we refer to the "Bank" or "FIB" in this report, we mean only First Interstate Bank.

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. Any statements about our plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified by words or phrases such as "believes," "expects," "anticipates," "plans," "trends," "objectives," "continues," or similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "may," or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that could cause actual results to differ materially from any results, performance or events expressed or implied by such forward-looking statements. The factors included below under the caption "Summary Risk Factors" and described in further detail below under Item 1A Risk Factors of this report, among others, may cause actual results to differ materially from current expectations in the forward-looking statements, including those set forth in this report.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein. Forward-looking statements speak only as of the date they are made and we do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information, or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Summary Risk Factors

An investment in shares of our common stock involves a high degree of risk. If any of the factors enumerated below and described in more detail in the section entitled "Risk Factors" under Item 1A of this report occurs, our business, financial condition, liquidity, results of operations, and prospects could be materially and adversely affected. In that case, the market price for our common stock could decline, and you may lose some or all of your investment. Some of the most material risks relating to an investment in our common stock include the impact or effect on our Company and its operating results, or its investors, of:

Regulatory and Compliance Risks, including:
- new or changes in existing, governmental regulations;
- negative developments in the banking industry and increased regulatory scrutiny;
- tax legislative initiatives or assessments;
- more stringent capital requirements, to the extent they may become applicable to us;
- changes in accounting standards;
- any failure to comply with applicable laws and regulations, including, but not limited to, the CRA and fair lending laws, the USA PATRIOT ACT, OFAC guidelines and requirements, the BSA, and the related FinCEN and FFIEC Guidelines and regulations (as each of such terms and acronyms is defined below); and
- federal deposit insurance increases;

Credit Risks, including:
- lending risks and risks associated with loan sector concentrations;
- a decline in economic conditions that could reduce demand for our products and services and negatively impact the credit quality of loans;
- loan credit losses exceeding estimates;
- exposure to losses in collateralized loan obligation securities;
- changes to United States trade policies, including the imposition of tariffs and retaliatory tariffs; and
- the soundness of other financial institutions;

Liquidity Risks, including:
- the ability to meet cash flow needs and availability of financing sources for working capital and other needs;
- a loss of deposits or a change in product mix that increases the Company's funding costs; and
- inability to access funding or to monetize liquid assets;

<u>Market Risks, including:</u>

- changes in interest rates; and
- interest rate effect on the value of our investment securities;

<u>Operational Risks, including:</u>

- cybersecurity risks, including "denial-of-service attacks," "hacking," and "identity theft" that could result in the disclosure of confidential information;
- privacy, information security, and data protection laws, rules, and regulations that affect or limit how we collect and use personal information;
- the potential impairment of our goodwill and other intangible assets;
- our reliance on other companies that provide key components of our business infrastructure;
- events that may tarnish our reputation;
- main stream and social media contagion;
- the loss of the services of key members of our management team and directors;
- our ability to attract and retain qualified employees to operate our business;
- costs associated with repossessed properties, including environmental remediation;
- the effectiveness of our systems of internal operating and accounting controls; and
- our ability to implement technology-facilitated products and services or be successful in marketing these products and services to our clients;

<u>Strategic Risks, including:</u>

- difficulties we may face in combining the operations of acquired entities or assets with our own operations or assessing the effectiveness of businesses in which we make strategic investments or with which we enter into strategic contractual relationships;
- competition from new or existing financial institutions and non-banks;
- investing in technology; and
- incurrence of significant costs related to mergers and related integration activities;

<u>Common Stock Risks, including:</u>

- the volatility in the price and trading volume of our common stock;
- "anti-takeover" provisions in our certificate of incorporation and regulations, which may make it more difficult for a third party to acquire control of us even in circumstances that could be deemed beneficial to stockholders;
- changes in our dividend policy or our ability to pay dividends;
- our common stock not being an insured deposit;
- the potential dilutive effect of future equity issuances; and
- the subordination of our common stock to our existing and future indebtedness;

<u>General Risk Factors, including:</u>

- the impact of the combined deficiencies resulting in a material weakness in our internal control over financial reporting;
- the effect of global conditions, earthquakes, volcanoes, tsunamis, floods, fires, drought, and other natural catastrophic events; and
- the impact of climate change and environmental sustainability matters.

The foregoing risk factors are not necessarily all of the factors that could cause our actual results, performance, or achievements to differ materially from expectations. Other unknown or unpredictable factors also could harm our results. Investors and other interested parties are encouraged to read the information included under the section captioned "Risk Factors" below in its entirety before making an investment decision about our securities.

Item 1. Business

Our Company

We are a financial and bank holding company focused on community banking. Since our incorporation in Montana in 1971, we have grown both organically and through strategic acquisitions. We operate 304 banking offices, including branches and detached drive-up facilities, in communities across 14 states—Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, and Wyoming. Through our bank subsidiary, First Interstate Bank, we deliver a comprehensive range of banking products and services—including online and mobile banking—to individuals, businesses, government entities, and others throughout our market areas.

We are proud to provide lending opportunities to clients that participate in a wide variety of industries, including:

• Agriculture	• Healthcare	• Professional services	• Technology
• Construction	• Hospitality	• Real Estate Development	• Tourism
• Education	• Housing	• Retail	• Wholesale trade
• Governmental services			

Historically, the Company's authorized common stock had consisted of 200,000,000 shares, of which 100,000,000 shares were designated as Class A common stock and 100,000,000 were designated as Class B common stock. The Class A common stock had one vote per share while the Class B common stock had five votes per share and was convertible to Class A common stock on a share-for-share basis. On March 24, 2022, the record date for our first annual stockholders' meeting following the completion of the Great Western Bank ("GWB") acquisition on February 1, 2022, all outstanding shares and rights to acquire shares of Class B common stock were automatically converted into the same number of outstanding shares and rights to acquire the same number of shares, as applicable, of Class A common stock. As a result, we now have only one class of common stock outstanding and issuable upon exercise of outstanding rights to acquire common stock, all with equivalent voting rights: namely, common stock. The Class A common stock is traded on the NASDAQ stock market, or NASDAQ, under the symbol "FIBK." Since our initial public offering, we have expanded our market reach through organic growth and strategic acquisitions, including our acquisitions of Mountain West Bank, United Bank, N.A., Flathead Bank of Bigfork, Bank of the Cascades, Inland Northwest Bank, Idaho Independent Bank, Community 1st Bank, and GWB. As of December 31, 2023, we had consolidated assets of $30.7 billion, deposits of $23.3 billion, loans held for investment of $18.3 billion, and total stockholders' equity of $3.2 billion.

Our mission is to help people and their money work better together. With that as our guiding focus, we strive to be the most relevant everyday experience our clients have with their money. With our focus on community banking, we adhere to common values that have long provided a foundation for our growth and success:

(1) Put people first, always;
(2) Seek greatness;
(3) Demonstrate integrity;
(4) Celebrate success; and
(5) Be committed to our communities.

These values support our commitment to our employees, our clients, our communities, and our shareholders.

Our business model is strategically focused around four key pillars, which help us align, organize, and prioritize business strategies. These pillars guide our actions related to our employees, our clients, and our operations, ultimately leading to our financial success and creating value for our shareholders.

- The first pillar is *Our People, Our Priority*. The success of our Company is a reflection of our people. We are building a diverse company, attracting the right people, retaining them in the right jobs, and developing them to meet our long-term needs. Our people are informed, capable, and resilient.

- The second pillar is *Relentless Client Focus*. Our client loyalty is cultivated by our focus on every interaction, every time. By listening to our clients and learning about their needs, we are better able to connect their goals and dreams to the right products and services.

- The third pillar is *Future Ready, Today*. We live in a world in constant motion, which requires agility and resiliency; adapting our products and processes to be scalable and sustainable is essential. Robust and relevant systems and processes create a foundation for our employees to excel—not only in their personal performance, but in their delivery of our products and services to our clients.

- The fourth pillar is *Financial Vitality*. Our strategic focus on balance sheet management and goal-oriented financial rigor keeps us a top-performing bank. Our emphasis on accountability and our collaborative approach to aligning our efforts under our four pillars allows our community banking model to flourish.

By adhering to a strong set of values, we have significantly and strategically grown our business. Our long-term philosophy emphasizes providing high-quality financial products and services, delivering exceptional client service, influencing business leadership within our communities through professional and dedicated bankers, supporting our communities through financial contributions and socially responsible leadership, and cultivating a strong corporate culture. We plan to continue to advance our business in a disciplined and prudent manner, fueled by organic growth in our existing market areas and expansion into new and complementary markets when appropriate acquisition and other opportunities arise.

Community Banking

We have one operating segment—community banking. Community banking encompasses commercial, governmental, and consumer banking services provided through our Bank: primarily the acceptance of deposits, the extension of credit, mortgage loan origination and servicing, and wealth management, which includes trust, employee benefit, investment management, insurance, agency, and custodial services to individuals, businesses, and nonprofit organizations. Our philosophy emphasizes a local focus through a personalized service approach while also strengthening the communities in our market areas through community involvement, service activities, and philanthropy. We grant our banking offices significant authority in delivering products in response to local market considerations and client needs. This autonomy enables our banking offices to remain competitive by quickly responding to local market conditions and enhancing relationships with our clients in those markets. While our banking offices enjoy a level of flexibility, they remain accountable to company-wide standards and established limits on their authority and discretion. This combination of authority and accountability allows our banking offices to provide personalized service and localized community support while at the same time remaining focused on our overall financial vitality.

Lending Activities

We offer real estate, consumer, commercial, agricultural, and other loans to individuals, government entities, and businesses in our market areas. We have comprehensive credit policies that establish company-wide underwriting and documentation standards to manage the lending process and limit our risk. Each loan must meet minimum underwriting standards specified in our credit policies and procedures, which generally specify that loans:

(1) are made to borrowers generally located within or adjacent to our market footprint or own businesses and/or real estate within or adjacent to our footprint, with limited exceptions that may include participation loans and loans to national accounts;

(2) are made only for identified legal purposes;

(3) have specifically identified sources of repayment;

(4) mature within designated maximum maturity periods that coincide with repayment sources;

(5) are appropriately collateralized whenever possible;

(6) are supported by current credit information;

(7) do not exceed the Bank's legal lending limit;

(8) include medium-term fixed interest rates or variable rates that are adjusted within designated time frames; and

(9) require compliance with laws and regulations including a flood zone and risk determination prior to closing.

In addition, our credit policies include lending limitations to minimize concentrations of credit in agricultural, commercial, real estate, or consumer loans. Furthermore, the criteria meeting our underwriting standards must be documented, with exceptions noted, as a part of the loan approval process.

While each loan must meet minimum underwriting standards, qualified bankers are granted levels of credit authority for approving and pricing loans to assure that banking offices are responsive to competitive issues and community needs in each market area. Lending authorization is established at individual, branch, and market levels. Credit authorization is established and assigned based on the credit experience and credit acumen of each branch loan officer. Credit authorization is under the direction of our Chief Credit Officer or such officer's designee and is reviewed on an ongoing basis. Credit granted over the authority of our loan officers are approved by designated Credit Officers and/or the Chief Credit Officer with the concurrence of our Chief Risk Officer as necessary.

Deposit Products

We offer traditional depository products including checking, savings, and time deposits. Deposits at the Bank are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to statutory limits. We also offer repurchase agreements primarily to commercial and municipal depositors. Under repurchase agreements, we sell investment securities held by the Bank to our clients under an agreement to repurchase the investment securities at a specified time or on demand. All outstanding repurchase agreements are due in one business day. Additionally, the Company is a member of the IntraFi Network, which allows banking clients insured cash sweep products with access to FDIC insurance protection on deposits that exceed FDIC insurance limits.

Wealth Management

We provide a wide range of trust, employee benefit, investment management, insurance, agency, and custodial services to individuals, businesses, and nonprofit organizations. These services include the administration of estates and personal trusts, management of investment accounts for individuals, employee benefit plans and charitable foundations, and insurance planning.

Centralized Services

We have centralized certain operational activities to provide consistent service levels to our clients across the Bank, which helps us gain efficiency in management of those activities as well as ensure regulatory compliance. Centralized operational activities generally support our banking offices in the delivery of products and services to clients and include:

- marketing;
- credit review;
- loan servicing;
- credit card issuance and servicing;
- mortgage loan sales and servicing;
- indirect consumer loan purchasing and processing;
- loan collections; and
- other operational activities.

Additionally, specialized staff support services have been centralized to enable our branches to more efficiently serve their markets. These services include:

- credit risk management;
- finance;
- human resource management;
- internal audit;
- facilities management;
- technology;
- risk management;
- legal;
- compliance; and
- other support services.

Market Area

The following table reflects our deposit market share and branch locations by state:

Deposit Market Share and Branch Locations by State	% of Market Deposits [1]	Deposit Market Share Rank [1]	Number of Branches [2]
Arizona	0.3	21	9
Colorado	0.5	26	20
Idaho	4.3	8	22
Iowa	1.9	9	45
Kansas	0.1	158	2
Minnesota	—	305	1
Missouri	0.1	142	6
Montana	16.6	2	42
Nebraska	2.5	7	44
North Dakota	0.1	74	1
Oregon	2.5	9	33
South Dakota	0.5	5	46
Washington	0.4	29	18
Wyoming	13.7	1	15
Total			304

[1] Source: FDIC.gov-data as of June 30, 2023.
[2] As of December 31, 2023.

We operate in markets with a diverse employment base covering numerous industries and we believe our community bank approach to providing client service is a competitive advantage that strengthens the Company's ability to effectively provide financial products and services to businesses and individuals in its markets.

Competition

There is significant competition among commercial banks in our market areas. We also compete with other providers of financial services that actively engage in providing various types of loans and other financial services to their clients, such as:

- savings and loan associations;
- credit unions;
- financial technology companies;
- internet banks;
- consumer finance companies;
- brokerage firms;
- mortgage banking companies;
- insurance companies;
- securities firms;
- mutual funds;
- government agencies; and
- major retailers.

To remain competitive in this congested industry, we continue to develop our omni-channel experience across our website, social media, and email, in addition to our offline channels, such as brick and mortar banking offices. Some of our competitors have greater resources and, as such, may have higher lending limits and may offer other services that we do not provide. We generally compete on the basis of service and responsiveness to client needs, available loan and deposit products, rates of interest charged on loans, rates of interest paid for deposits, and the availability and pricing of services such as trust, employee benefit, investment, and insurance services.

Government Regulation and Supervision

We are subject to extensive government regulation and supervision under federal and state laws. Summaries of the material laws and regulations that are applicable to us are provided below. The descriptions that follow are not intended to summarize all laws and regulations applicable to us. Furthermore, the descriptions that follow do not purport to be complete and are qualified in their entirety by reference to the full provisions of those laws and regulations. In addition to laws and regulations, state and federal banking regulatory agencies may issue policy statements, interpretive letters, and similar written guidance that may impose additional regulatory obligations or otherwise affect the conduct of our business. Additionally, proposals to change laws and regulations are frequently introduced at both the federal and state levels. The likelihood and timing of any such changes and their impact on the Company cannot be determined with certainty.

Regulatory Authorities

As a public company with our securities listed for trading on the NASDAQ stock market, we are subject to the disclosure and regulatory requirements of the Securities and Exchange Commission, or SEC, including under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and listing standards of the NASDAQ stock market.

As a financial and bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and to supervision, regulation, and regular examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve").

The Bank is subject to supervision and regular examination by its primary banking regulators, the Federal Reserve and the Montana Department of Administration, Division of Banking and Financial Institutions (the "Montana Division"). The Bank is also subject to supervision and examination by the Consumer Financial Protection Bureau ("CFPB").

The Bank's deposits are insured by the Deposit Insurance Fund ("DIF") administered by the FDIC in the manner and to the extent provided by law. As such, the Bank is subject to the Federal Deposit Insurance Act (the "FDIA") and FDIC regulations relating to deposit insurance and may also be subject to supervision and examination by the FDIC.

We are currently subject to the regulatory capital framework and guidelines reached by Basel III as adopted by the Federal Reserve. The Federal Reserve has risk-based capital adequacy guidelines intended to measure capital adequacy with regard to a banking organization's balance sheet, including off-balance sheet exposures such as unused portions of loan commitments, letters of credit, and recourse arrangements.

The extensive regulation of the Bank limits both the activities in which the Bank may engage and the conduct of its permitted activities. Further, the laws and regulations impose reporting and information collection obligations on the Bank. The Bank incurs significant costs relating to compliance with various laws and regulations and the collection and retention of information. As the regulatory framework for bank holding companies and banks continues to evolve and become more complex, the cost of complying with regulatory requirements continues to increase.

Financial and Bank Holding Company

First Interstate is a bank holding company and has registered as a financial holding company under regulations issued by the Federal Reserve. As a financial holding company, we may engage in business activities that are determined by the Federal Reserve to be financial in nature or incidental to financial activities as well as all activities authorized generally to bank holding companies. We may continue to engage in authorized financial activities provided that we remain a financial holding company and are "well-capitalized" and "well-managed." We do not currently engage in significant financial holding company business or activities not otherwise permitted generally for bank holding companies.

Under federal law, First Interstate is required to serve as a source of financial and managerial strength to the Bank, which may include providing financial assistance to the Bank if the Bank experiences financial distress. Under existing Federal Reserve source of strength policies, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank. The Federal Reserve may also determine that the bank holding company is engaging in unsafe and unsound practices if it fails to commit resources to a subsidiary bank.

We are required by the Bank Holding Company Act to obtain Federal Reserve approval prior to acquiring, directly or indirectly, ownership or control of voting shares of any bank, if, after such acquisition, we would own or control more than 5% of its voting stock. The Federal Reserve considers a number of factors in evaluating acquisitions, including the financial and managerial resources and future prospects of the parties, the convenience and needs of the communities served, and competitive factors. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), when considering an application, the Federal Reserve is also required to evaluate whether the transaction would result in more concentrated risks to the United States banking or financial system. Under federal law and regulations, a bank holding company may acquire banks in states other than its home state if, among other things, the bank holding company is both "well-capitalized" and "well-managed" both before and after the acquisition.

Banks may also merge across state lines. With additional changes made to federal statutes under the Dodd-Frank Act, banks are also permitted to establish new interstate branches if a bank located in the target state could establish a new branch at the proposed location without regard to state laws limiting interstate de novo branching. A state can prohibit interstate mergers entirely or prohibit them if the continuing bank would control insured bank deposits in excess of a specified percentage of total insured bank deposits in the state. Under Montana law, a bank cannot acquire control of a bank located in Montana if, after the acquisition, the acquiring institution would control, in the aggregate, more than 30% of the total deposits of insured depository institutions located in Montana. As of June 30, 2023, based on publicly available information provided by the FDIC, we believe the Bank controlled approximately 16.6% of the total deposits of all insured depository institutions located in Montana. As such, the state limitation may limit our ability to directly or indirectly acquire additional banks located in Montana.

In order to assess the financial strength of the bank holding company, the Federal Reserve and the State of Montana may conduct periodic on-site and off-site inspections and credit reviews throughout the year. The federal banking agencies, including the Federal Reserve, may require additional information and reports from us. In addition, the Federal Reserve may examine, and require reports and information regarding, any entity that we control, including entities other than banks or entities engaged in financial activities. In certain circumstances, the Federal Reserve may require us to divest of non-bank entities or limit the activities of those entities even if the activities are otherwise permitted to bank holding companies under governing law.

Dividends and Restrictions on Transfers of Funds

Dividends from the Bank are the primary source of funds for the payment of our operating expenses and for the payment of dividends to our shareholders. Dividends are also limited by state and federal laws and regulations. We are also subject to various regulatory restrictions relating to capital distributions, including dividends, regulatory capital minimums, and the requirement to remain "well-capitalized" under the prompt corrective action regulations summarized below under the caption "Business – Government Regulation and Supervision – Capital Standards and Prompt Corrective Action." In general, the Bank is limited to paying dividends that do not exceed the current year net profits together with retained earnings from the two preceding calendar years unless prior consent of the Federal Reserve is obtained. In addition, the Bank may not pay dividends in excess of the previous two years' net earnings without providing notice to the Montana Division.

The capital buffer rules adopted by the federal banking regulators in accordance with the Basel Accords impose further limitations on the Bank's ability to pay dividends. In general, the Bank's ability to pay dividends is limited under the capital buffer rules unless the Bank's common equity conservation buffer exceeds the minimum required capital ratio by 2.5% of risk-weighted assets.

A state or federal banking regulator may also impose, by regulatory order or agreement of the Bank, specific dividend limitations or prohibitions. The Bank is not, however, currently subject to a specific regulatory dividend limitation.

The Federal Reserve has issued a policy statement regarding the payment of dividends and the repurchase of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters (net of previous capital distributions) is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes under-capitalized. The policy statement also states that a holding company should inform the Federal Reserve supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect our ability to pay dividends, repurchase shares of common stock, or otherwise engage in capital distributions.

Capital Standards and Prompt Corrective Action

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies, which involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors. The capital requirements are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments and are applied separately to the Bank and its parent holding company.

Federal regulations require FDIC-insured depository institutions and bank holding companies to meet several minimum capital standards:

- a common equity Tier 1 capital to risk-based assets ratio of 4.5%;
- a Tier 1 capital to risk-based assets ratio of 6.0%;
- a total capital to risk-based assets ratio of 8.0%; and
- a 4.0% Tier 1 capital to total assets leverage ratio.

The existing capital requirements were effective January 1, 2015, and are based on recommendations of the Basel Committee on Banking Supervision and requirements of the Dodd-Frank Act.

For purposes of the regulatory capital requirements, common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings and is reduced by substantially all of the regulatory deductions including items such as goodwill and other intangibles and certain deferred tax assets. Tier 1 capital is generally defined as common equity Tier 1 capital and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is composed of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock, and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions like us that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45.0% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (for example, recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset.

Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and United States government securities, a risk weight of 50% generally is assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans, and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. In assessing an institution's capital adequacy, the Federal Reserve takes into consideration not only these numeric factors, but qualitative factors as well and has the authority to establish higher capital requirements in individual cases where deemed necessary. The Federal Reserve has not established individual capital requirements applicable to us.

Federal law requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The law sets forth the following five capital tiers:

- "well capitalized;"
- "adequately capitalized;"
- "under-capitalized;"
- "significantly under-capitalized;" and
- "critically under-capitalized."

A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the common equity tier 1 capital ratio, total capital ratio, the tier 1 capital ratio, and the leverage ratio.

A depository institution is generally prohibited from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be under-capitalized. Under-capitalized institutions may be subject to growth limitations and other restrictions and are required to submit a capital restoration plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly under-capitalized."

"Significantly under-capitalized" depository institutions are subject to additional requirements and restrictions, such as orders to sell sufficient stock to become "adequately capitalized," to reduce total assets, restrict interest rates paid, remove management and directors, and cease receipt of deposits from correspondent banks. "Critically under-capitalized" institutions are subject to the appointment of a receiver or conservator.

The capital stock of banks organized under Montana law, such as the Bank, may be subject to assessment upon the direction of the Montana Department of Administration under the Montana Bank Act. Under the Montana Bank Act, if the Department of Administration determines an impairment of a bank's capital exists, it may notify the bank's board of directors of the impairment and require payment of an assessment on the bank stock. If the bank fails to do so, the Department of Administration may, among other things, take charge of the bank and proceed to liquidate the bank.

Restrictions on Transactions with Affiliates, Directors, and Officers

Under the Federal Reserve Act, the Bank may not lend funds or otherwise extend credit to its parent holding company or any other affiliate, except on specified types and amounts of collateral generally upon market terms and conditions. The Federal Reserve also has authority to define and limit the transactions between banks and their affiliates. The Federal Reserve's Regulation W and relevant federal statutes and regulations, among other authorities, impose significant limitations on transactions in which the Bank may engage with us or with other affiliates, including per-affiliate and aggregate limits on affiliate transactions.

Federal Reserve Regulation O restricts loans to the Bank and its parent holding company's insiders, which includes directors, certain officers, and principal shareholders and their respective related interests. All extensions of credit to the insiders and their related interests must be on the same terms as, and subject to the same loan underwriting requirements as, loans to persons who are not insiders. In addition, Regulation O imposes lending limits on loans to insiders and their related interests and imposes, in certain circumstances, requirements for prior approval of the loans by the Bank board of directors.

Safety and Soundness Standards and Other Supervisory and Enforcement Mechanisms

The federal banking agencies have adopted guidelines establishing standards for safety and soundness, asset quality and earnings, loan documentation, credit underwriting, interest rate risk exposure, internal controls, and audit systems. These standards are designed to identify potential concerns and ensure action is taken to address those concerns before they pose a risk to the DIF. If a federal banking agency determines that an institution fails to meet any of these standards, the agency may require the institution to submit an acceptable plan to achieve compliance with the standard. If the institution fails to submit an acceptable plan within the time allowed by the agency or fails in any material respect to implement an accepted plan, the agency must, by order, require the institution to correct the deficiency and may take other supervisory action.

Pursuant to the Dodd-Frank Act, federal banking regulators impose additional supervisory measures on banking organizations such as us when they exceed $10 billion in assets. These include enhanced risk management and corporate governance processes specified by the regulators.

The Federal Reserve has authority to bring an enforcement action against a bank or bank holding company and all "institution-affiliated parties" of a bank or bank holding company, including directors, officers, stockholders, and under certain circumstances, attorneys, appraisers, and accountants for the bank or holding company. Formal enforcement actions may include measures such as the issuance of a capital directive or cease and desist order for the removal of officers and/or directors or the appointment of a receiver or conservator. Civil money penalties cover a wide range of violations and actions, and can range up to $5,000 per day, unless a finding of knowing or reckless disregard is made, in which case penalties may be as high as $1 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the Federal Reserve that enforcement action be taken with respect to a particular bank. If such action is not taken, the FDIC has authority to take the action under specified circumstances. Montana law also provides the Montana Division with various enforcement mechanisms and, ultimately, authority to appoint a receiver or conservator for a Montana bank.

Deposit Insurance

The FDIC insures our client deposits through the DIF up to $250,000 per depositor. The amount of FDIC assessments paid by each DIF member institution is based on financial measures and supervisory ratings derived from a statistical model estimating the probability of failure within a three-year period, with banks deemed more risky paying higher assessments.

The FDIC was required by the Dodd-Frank Act to take actions necessary to cause the DIF to reach a reserve ratio of 1.35% of total estimated insured deposits by September 30, 2020. On September 30, 2018, the DIF Reserve Ratio reached 1.36%. As of September 30, 2020, the FDIC had announced that the ratio had declined to 1.30% due largely to consequences of the COVID-19 pandemic. The FDIC adopted a plan to restore the fund to the 1.35% ratio within eight years, but did not change its assessment schedule. On October 18, 2022, the FDIC finalized a rule that would increase initial base deposit insurance assessment rates by two basis points, beginning with the first quarterly assessment period of 2023.

In addition, to recover costs associated with protecting uninsured depositors during the bank failures in the first half of 2023, in November 2023, the FDIC implemented a 13.4 basis point annual special assessment on uninsured deposits above $5 billion, to be collected during an anticipated eight consecutive quarters beginning with the first quarter of 2024. The Company accrued $10.5 million in the fourth quarter of 2023 for the special assessment. The ultimate impact and timing of recognition will depend on the final outcome of the ongoing FDIC deliberations. The special assessment is in addition to the assessment rates finalized as part of FDIC's Amended Restoration Plan. As of June 30, 2023, the DIF balance was $117 billion and the DIF Reserve Ratio had decreased from 1.25% as of December 31, 2022 to 1.1% as of June 30, 2023. Despite this decrease, caused in part by the costs associated with the bank failures in the first half of 2023, the FDIC projects that the DIF Reserve Ratio will reach the statutory minimum ahead of the statutory deadline of September 30, 2028, consistent with the FDIC's Amended Restoration Plan which became effective as of January 1, 2023.

All FDIC-insured institutions are also required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or the FICO, an agency of the Federal government established to recapitalize the predecessor to the DIF. The assessment rate is applied to total average assets less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time-to-time at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly.

Interchange Fees

Under the Durbin Amendment to the Dodd-Frank Act, also known as Regulation II, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions, which alters the competitive structure of the debit card payment processing industry and caps debit card interchange fees for banks with over $10 billion in assets. Interchange fees are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. On October 3, 2022, the Federal Reserve finalized a rule that amends Regulation II to specify, among other things, that debit card issuers should enable all debit card transactions, including card-not-present transactions such as online payments, to be processed on at least two unaffiliated payment card networks. The final rule became effective July 1, 2023. In October 2023, the Federal Reserve proposed revising Regulation II to lower the cap from its current rate of 21 cents and .05% of the transaction, plus a one-cent fraud-prevention adjustment, to 14.4 cents and .04% per transaction and a 1.3 cents fraud-prevention adjustment, effective June 30, 2025. We are subject to the interchange fee cap and having at least two unaffiliated payment card networks because our assets exceed $10 billion.

Client Privacy and Other Consumer Protections

Federal and State laws impose client privacy requirements on any company engaged in financial activities, including us. Under these requirements, a financial company is required to protect the security and confidentiality of clients' nonpublic personal information. In addition, for clients who obtain a financial product such as a loan for personal, family, or household purposes, a financial holding company is required to disclose its privacy policy to the client at the time the relationship is established and annually thereafter. The financial company must also disclose its policies concerning the sharing of the client's nonpublic personal information with affiliates and third parties. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing, or marketing through electronic mail.

The Bank is subject to a variety of federal and state laws, regulations, and reporting obligations aimed at protecting consumers and Bank clients. Failure to comply with these laws and regulations may, among other things, impair the collection of loans made in violation of the laws and regulations, provide borrowers or other clients certain rights and remedies, or result in the imposition of penalties on the Bank. Certain of these laws and regulations are described below.

The Equal Credit Opportunity Act generally prohibits discrimination in credit transactions on, among other things, the basis of race, color, religion, national origin, sex, marital status, or age and, in certain circumstances, limits the Bank's ability to require co-obligors or guarantors as a condition of the extension of credit to an individual.

The Real Estate Settlement Procedures Act ("RESPA") requires certain disclosures be provided to borrowers in real estate loan closings or other real estate settlements. In addition, RESPA limits or prohibits certain settlement practices, fee sharing, "kickbacks," and similar practices that are considered to be abusive.

The Truth in Lending Act ("TILA") requires disclosures to borrowers and other parties in consumer loans, including, among other things, disclosures relating to interest rates and other finance charges, payments and payment schedules, and annual percentage rates.

The Fair Housing Act regulates, among other things, lending practices in residential housing and prohibits discrimination in housing-related lending activities on the basis of race, color, religion, national origin, sex, handicap, disability, or familial status.

The Home Mortgage Disclosure Act requires certain lenders and other firms engaged in the home mortgage industry to collect and report information relating to applicants, borrowers, and home mortgage lending activities in which they engage in their market areas or communities. The information is used for, among other purposes, evaluation of discrimination or other impermissible acts in home mortgage lending.

The Home Ownership and Equity Protection Act regulates terms and disclosures of certain closed-end home mortgage loans that are not purchase money loans and includes loans classified as "high-cost loans."

The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, generally limits lenders and other financial firms in their collection, use, or dissemination of client credit information, gives clients some access to, and control over, their credit information, and requires financial firms to establish policies and procedures intended to deter identity theft and related frauds.

The Fair Debt Collection Practices Act regulates actions that may be taken in the collection of consumer debts and provides consumers with certain rights of access to information related to collection actions.

The Electronic Fund Transfer Act regulates fees and other terms on electronic funds transactions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act prohibits, among other things, lending practices to consumers that are unfair, deceptive, or abusive.

The CFPB has promulgated numerous regulations relating to consumer financial services-related topics, such as mortgage origination disclosures, mortgage servicing practices, and others.

The Community Reinvestment Act ("CRA") generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. In addition to substantial penalties and corrective measures that may be assessed for a violation of fair lending laws, the federal banking agencies may take compliance with such laws and the CRA into account when evaluating applications for transactions such as mergers and for new branches.

In connection with its assessment of CRA performance, the appropriate bank regulatory agency assigns a rating of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance." The Bank received an "outstanding" rating on its most recently published CRA examination. Although the Bank's policies and procedures are designed to achieve compliance with all fair lending and CRA requirements, instances of non-compliance are occasionally identified through normal operational activities. Management endeavors to respond proactively to any instances of non-compliance and to implement and update appropriate procedures to prevent instances of non-compliance and other violations from occurring.

USA PATRIOT Act

The USA PATRIOT Act of 2001 amended the Bank Secrecy Act of 1970 and the Money Laundering Control Act of 1986 and adopted additional measures requiring insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The laws and related regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition or merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants.

Office of Foreign Asset Control

The United States Treasury Office of Foreign Asset Control enforces economic and trade sanctions imposed by the United States on foreign persons and governments. Among other authorities, the Office of Foreign Asset Control, or OFAC, may require United States financial institutions to block or "freeze" assets of identified foreign persons or governments which come within the control of the financial institution. Financial institutions are required to adopt procedures for identification of new and existing deposit accounts and other relationships with persons or governments identified by OFAC and to timely report the accounts or relationships to OFAC.

Incentive Compensation

In May 2016, the Federal Reserve Board, other federal banking agencies, and the SEC jointly published a re-proposed rule-making designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at a covered institution, which includes a bank or bank holding company with $1 billion or more of assets, such as us. The proposed rule (i) prohibits incentive-based compensation arrangements that encourage executive officers, employees, directors, or principal shareholders to expose the institution to inappropriate risks by providing excessive compensation (based on the standards for excessive compensation adopted pursuant to the FDIA) and (ii) prohibits incentive-based compensation arrangements for executive officers, employees, directors or principal shareholders that could lead to a material financial loss for the institution. The proposed rule requires covered institutions to establish policies and procedures for monitoring and evaluating their compensation practices. The comment period ended in July 2016, but the SEC is expected to resurrect this issue as a new proposed rule in 2024. Although final rules had not been adopted as of as of December 31, 2023, if these or other regulations are adopted in a form similar to the proposed rule-making, they could impose limitations on the manner in which we may structure compensation for our executives.

Cybersecurity

Federal regulators have issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and ensure their risk management processes also address the risk posed by compromised client credentials, including security measures to reliably authenticate clients accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption, and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

For additional discussion on cybersecurity, see Part I, Item 1C, "Cybersecurity" included herein.

Human Capital

Culture is critically important to the Company's success; our people are our number one priority. We approach our culture with an aspirational lens. It is not a stand-alone initiative or program—it is integrated in our systems, our processes, and our DNA. Our values guide how we make decisions, treat each other, and serve our clients.

Employee Base

As of December 31, 2023, we employed 3,585 full-time equivalent employees, with none represented by a collective bargaining agreement. This represents a decrease of 198 employees from December 31, 2022. As of December 31, 2023, approximately 68.2% of our workforce was female, 31.6% was male, and 0.2% have not declared. The executive team is comprised of 75.0% female and 25.0% male, and the Company's senior leadership team was 45.5% female and 54.5% male.

Commitment to Community / Volunteerism

We are "all-in" when it comes to giving back—with time, money, and heart. We have a vested interest in the strength of our communities and strive to make them better places to live and work. Each year, the Company creates commitment to community plans for all our markets, which includes donating a portion of our net income before tax for charitable purposes. These plans help align strategies for philanthropy, volunteering and leadership, financial education outreach, community development, and sustainability.

We encourage employees to take active leadership roles within their communities to further demonstrate our values and help us respond to the needs of the markets we serve. The Company provides employees an opportunity to participate in a Bank-sponsored service project annually, marking the second Wednesday in September as our Commitment to Community Volunteer Day. We close all offices in the afternoon on Volunteer Day so employees can lend a hand in their community, either as teams or as individuals.

Employee Engagement

Our employee engagement strategy is focused on creating and maintaining a work environment where all employees' voices are heard. The organization's success is measured by assessing the consistency in which we meet workplace needs and the activation of progress by local-level leaders. An annual census survey is conducted each fall and strategic pulse surveys help us dig deeper into organizational nuances, allowing us to gain additional insight into the needs of our organization and task appropriate departments with creating solutions.

Leaders in our organization are held accountable for encouraging participation, reviewing and sharing team results, holding action-oriented engagement discussions, and submitting an annual action plan to encourage engagement throughout the year. Aggregated employee engagement data is provided to the Board of Directors as a key indicator of the health of our workforce.

Compensation and Benefits

We strive to provide competitive wages, benefits, and programs that meet the varying needs of our workforce. We continually review our programs to ensure we remain competitive and take care of our employees. In 2023, we increased the salary threshold for the Childcare Assistance Program (CCAP) from $60,000 to $70,000. We added a second Dental Plan option giving our employees a more affordable option. To our VSP vision Plan we added VSP Lightcare which gives non-prescription wearers a sun glass or blue light filtering glass option.

Our compensation strategies are designed to pay for performance, pay competitively within our markets, and support pay equity among comparable jobs and markets across the company. We make data-driven decisions regarding employee compensation based on the job, experience, and performance.

The approach we take in our benefit offerings is a holistic one to address our employees' total well-being, which includes aspects of their health, physical, mental/emotional, social, and financial needs.

We offer the following compensation and benefit programs as part of our total rewards package:

- Competitive Total Compensation
  - Base salary
  - Pay for performance short-term and long-term incentive programs for eligible employees

- Comprehensive Benefit Programs
  - Medical, dental, and vision plans
  - 401(k) plan with a 100% match on the first 6% contributed
  - Paid time off
  - Health savings accounts with employer contribution
  - Flexible spending accounts
  - Company paid childcare assistance program
  - Student debt employer repayment program
  - Additional Benefits: short-term disability; long-term disability; employee assistance program; free or discounted banking products and services; wellness program; and flexible work arrangements

Growth and Development

In our ongoing commitment to fostering a dynamic and competitive workforce, we have dedicated significant time and resources to nurture our talent. In 2023, we made strides in employee development, offering multifaceted development programs centered around neuroscience and emotional intelligence. This initiative was complimented by role-based training programs and on-demand learning opportunities and resources, reinforcing our commitment to equipping our workforce with the skills needed to excel in our markets. We have expanded our Individual Development plan process and instituted executive coaching programs for successors, ensuring preparedness for the future.

Diversity, Equity, and Inclusion

We work to foster a culture of diversity, equity, and inclusion, or DEI, not only within our Company, but within the communities where we live and work. We take pride in creating a workplace environment that values our employees for their differences while ensuring equity in all we do. We are committed to advocating for the rights and respect of all and actively participate in achieving this by setting an example.

In 2023 the Company focused its efforts on education, employee connection, and communications. We expanded our DEI Council to ensure further geographic representation and formalized our Council Governance. We championed DEI initiatives in the communities we serve and engaged with new partners to ensure we are recruiting and retaining diverse talent across our footprint. Kevin Riley, CEO and President, signed the CEO Action Pledge that aligns First Interstate Bank with 2,000 other organizations which pledge to take action to cultivate environments where diverse experiences and perspectives are welcomed.

In the second quarter of 2023, we invited all employees to complete our customized LinkedIn Learning Path. During that time frame, 2,870 employees completed the Learning Path. This Learning Path has been added to new employee onboarding materials to provide them the opportunity to experience the same robust learning opportunities our existing employees received. This Learning Path serves as the foundation for our 3-part Leading the Way to DEI training, our in-house training program. In 2022, our DEI Council, HR team, and Executive and Senior Leadership Team participated in the first iterations of Leading the Way. We then rolled the training out to the people leaders in our company with multiple session options over a 3-month period; over 600 leaders participated in Leading the Way training. We created bridge resources for managers to use with their teams to prepare them for the Leading the Way training that will be rolled out to all employees in the spring of 2024.

We also spent time updating and refining our DEI resources and communications both internally and externally. We launched the Diversity, Equity, and Inclusion page of our corporate site to further the visibility of our commitment to our communities and potential candidates. We invested time in our internal intranet page to provide additional resources and align our internal and external DEI messaging.

We continued our Collective Learning Series where we host a monthly educational and community-building webinar series. These hour-long, web-based connections allow for a more in-depth look into the DEI topics we have explored in Inet articles, as well as other topics employees and leaders are passionate and curious about. The Collective Learning Series is an opportunity to show the explicit link between our Mission to help people and their money work better together and DEI. In 2023, we engaged employees at every level of the Company on topics ranging from Heritage month celebrations to Neurodiversity to mental health. Over 1,400 employees attended in 2023.

We believe that when nobody gets left behind, everybody moves forward. We are committed to moving forward with our work while making an impact and difference for our communities and employees.

Website Access to SEC Filings

The Company's electronic filings with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and Proxy Statements, as well as amendments to these reports and statements filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are made available at no cost through our website at www.FIBK.com by clicking through the "Financials" tab found there and selecting "SEC Filings," as soon as reasonably practicable after the Company files such material with, or furnishes such materials to, the SEC. The Company's SEC filings are also available through the SEC's website at www.sec.gov. In addition, we routinely post important information for investors on our website at www.FIBK.com. We use this website as a means of disclosing material information in compliance with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. Our website and the information contained therein or connected thereto is not intended to be incorporated by reference into this report and should not be considered a part of this report, and the referenced websites are not intended to act as active hyperlinks.

Item 1A. Risk Factors

Like other financial institutions and bank holding companies, the success of our business is subject to a number of risks and uncertainties, many of which are outside of our control. The material risks and uncertainties of which we are currently aware are set forth below under headings that are provided for convenience and intended to organize the risks and uncertainties into related categories to improve readability for investors; no inference should be drawn, however, that the placement of a risk factor under a particular category means it is not applicable to another category of risks or that it may be more or less material than another risk factor. Regardless, if any of the events or circumstances described below actually occur, our business, financial condition, results of operations, and prospects could be harmed. These risks are not the only ones we may face. Other risks of which we are not aware, including those which relate to the banking and financial services industry in general and us in particular, or those which we do not currently believe are material, may harm our future business, financial condition, results of operations, and prospects. You should consider carefully the following important factors in evaluating us and our business before you make an investment decision about our securities.

Regulatory and Compliance Risks

New governmental regulations and/or changes in existing governmental regulations could have a material adverse effect on the Company.

The Company is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of clients, the DIF, and the banking system. Both the scope of the laws and regulations and the intensity of the supervision to which our business is subject have increased in recent years in response, we believe, to various factors including the 2008 financial crisis as well as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations. The Company expects its business will remain subject to extensive regulation and supervision.

Regulations, along with the currently existing tax, accounting, securities, insurance, employment, monetary, and other laws and regulations, rules, standards, policies, and interpretations control the methods by which we conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. In addition, the Company is subject to changes in federal and state laws as well as changes in banking and credit regulations and governmental economic and monetary policies. Congress may enact legislation from time-to-time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time-to-time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the application of existing regulations. In recent years, the CFPB has increased its scrutiny of fee-based business models and various fees on consumer financial products and services, including depositor, overdraft and late fee charges. For example, in February 2023, the CFPB proposed changes that would limit the amount of late fees that could be charged for late credit card payments. Certain elements of the federal government have also expressed an interest in increased regulation of these types of fees. Any of these changes or new legislation could increase our future compliance and other operating expenses and could have a material adverse effect on our business, financial condition, and results of operation.

Negative developments in the banking industry could result in increased regulatory scrutiny.

High profile bank failures in 2023 have led to disruption and volatility, including deposit outflows and an increased need for liquidity at some banks. Events involving adverse developments that affect financial institutions, transactional counterparties or other companies in the banking industry, or concerns or rumors about these or similar events, have in the past and may in the future lead to erosion of confidence in the banking system, deposit volatility, liquidity issues, stock price volatility, and other adverse developments.

The recent negative developments in the banking industry are expected to result in modifications to or additional laws and regulations governing banks and bank holding companies. These may include, an increase in capital requirements, modifications to regulatory requirements with respect to liquidity risk management, increased supervision over deposit concentrations, enhanced capital adequacy requirements, more stress testing and contingency planning requirements, implementation of other safe and sound banking practices, or other enhanced supervisory or enforcement activities. Other legislative initiatives could detrimentally impact our operations in the future. Regulatory bodies may enact new laws or promulgate new regulations or view matters or interpret laws and regulations differently than they have in the past, or commence investigations or inquiries into our business practices. Increased regulatory scrutiny, whether by virtue of new regulations (if any) or during routine examinations, could increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, collateralized deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate composition and concentration, and capital and general oversight and control of the foregoing.

Tax legislative initiatives or assessments could adversely affect our results of operations and financial condition.

We are subject to income and other taxes in the United States and in the various state and local jurisdictions where we operate. The laws and regulations related to tax matters are extremely complex and subject to varying interpretations. Although management believes our positions are reasonable, we are subject to audit by the Internal Revenue Service in the United States and by state and local tax authorities in all the jurisdictions in which we conduct business operations. While we believe we comply with all applicable tax laws, rules, and regulations in the relevant jurisdictions, the tax authorities may determine that we owe additional taxes or apply existing laws and regulations differently, which could result in a significant increase in liabilities for taxes and interest in excess of accrued liabilities and harm our business and financial condition.

New tax legislative initiatives, including increases in the corporate tax rate, may be enacted, negatively impacting our effective tax rate at the federal and state level, and potentially adversely affecting our tax positions or tax liabilities. For example, the U.S. has implemented a 15% minimum tax on corporations and a 1% excise tax on certain share buybacks. We have adopted and completed material share repurchase programs over the past several years as a means by which to return value to shareholders, and the new excise tax may have a material and negative impact on our willingness to engage in such programs in the future or may materially increase our costs associated with engaging in any such programs to the extent we determine to engage in them in the future. In addition, unilateral or multi-jurisdictional actions by various tax authorities, including an increase in tax audit activity, could have an adverse impact on our tax liabilities. In any event, significant uncertainties exist with respect to the amount of our tax liabilities, including those arising from potential and already implemented changes in tax laws. These and other tax related items could increase our future tax expense, could change our future intentions regarding the use of our earnings, and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to more stringent capital requirements in the future, the impact of which could have a material risk to our operations.

Federal and state banking regulators possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher deposit insurance premiums, and limitations on the Company's activities that could have a material adverse effect on its business and profitability. For example, the FDIC and the federal banking agencies approved a new rule that substantially amended the regulatory risk-based capital rules applicable to us by adopting "Basel III" regulatory capital reforms and other changes required by the Dodd-Frank Act.

The Basel III-based U.S. capital rules, among other things, impose a capital measure called Common Equity Tier 1 Capital, or CET1 capital, to which most deductions/adjustments to regulatory capital measures must be made. In addition, the Basel III-based U.S. capital rules specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting certain specified requirements.

Under the U.S. Basel III-based capital rules, the minimum capital ratios are:

- 4.5% CET1 capital to risk-weighted assets;
- 6.0% tier 1 capital (that is, CET1 capital plus additional tier 1 capital) to risk-weighted assets;
- 8.0% total capital (that is, tier 1 capital plus tier 2 capital) to risk-weighted assets; and
- 4.0% tier 1 capital to total average consolidated assets as defined under U.S. Basel III Standardized approach (known as the "leverage ratio").

The minimum risk-based capital and leverage ratios, which became effective for us on January 1, 2015, refined the definition of what constitutes "capital" for calculating these ratios. The rule required unrealized gains and losses on certain "available-for-sale" securities holdings to be included for calculating regulatory capital requirements unless a one-time opt-out is exercised. In addition, the final rule established a "capital conservation buffer" that, once fully phased in and combined with established minimum common equity, risk-based assets capital, and total capital ratios, will exceed the prompt corrective action "well-capitalized" thresholds (According to the FDIC Improvement Act of 1991, a depository institution is "well-capitalized" if it has a total risk-based capital ratio of 10% or greater; a Tier 1 risk-based capital ratio of 8.0% or greater; a Tier 1 leverage ratio of 5.0% or greater; a common equity Tier 1 capital ratio of 6.5% or greater; and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure.).

In January 2019, the phase-in of the capital conservation buffer requirement was completed. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Changes include, among other things:

- Changes to risk-weights under the standardized approach
- Restrictions on the use of models under the advanced approaches
- Revisions to the credit valuation adjustment risk framework
- An overhaul of the operational risk framework, including a more explicit operational risk capital charge under the standardized approach
- Refinements to the leverage ratio framework
- Creation of an output floor on the regulatory capital benefits that a banking organization using the advanced approaches can derive relative to the standardized approach

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In September 2022, the federal banking regulators announced their intent to revise U.S. regulatory capital requirements to align with Basel IV requirements, more recently referred to as the Basel III "Endgame," and in July 2023 issued a notice of proposed rulemaking for comment that would substantially revise the regulatory capital framework for banking organizations with total assets of $100 billion or more and their depository institutions subsidiaries and banking organizations with significant trading activity. The proposal would not amend the capital requirements applicable to smaller, less complex banking organizations. It is unclear, however, when further guidance will become available and when any changes will go into effect. The impact of Basel IV will depend upon the way it is implemented in the U.S. with respect to institutions like First Interstate and FIB.

Changes in accounting standards could materially negatively impact our financial statements.

From time-to-time, the Financial Accounting Standards Board ("FASB") and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. For example, the FASB issued amendments to its guidance on the credit impairment of financial instruments. The amendments were effective for fiscal year 2020, which introduced a new impairment model based on current expected credit losses ("CECL") rather than incurred losses. As a result of the amendments, we increased our allowance for credit losses, which had a significant impact on our results of operations.

Any failure to comply with laws and regulations, including the Community Reinvestment Act (CRA) and fair lending laws, could lead to material penalties.

We must comply with the CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations that impose non-discriminatory lending and other requirements on financial institutions. A failure to comply with these laws could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity, and restrictions on expansion. In addition to actions by the U.S. Department of Justice and other federal agencies, including the Federal Reserve and CFPB, who are responsible for enforcing these laws, our compliance with fair lending laws could be challenged in private class action litigation. The costs of defending any such challenge and any adverse outcome arising from such a challenge could damage our reputation or could have a material adverse effect on our business, financial condition, or results of operations.

We are subject to the USA PATRIOT Act, OFAC guidelines and requirements, the Bank Secrecy Act ("BSA"), and related Financial Crimes Enforcement Network ("FinCEN") and Federal Financial Institutions Examination Council ("FFIEC") Guidelines and regulations and any failure to comply with them could result in material implications that could harm our business.

We are routinely examined by our regulators for compliance with the USA PATRIOT Act, OFAC guidelines and requirements, the BSA, and related FinCEN and FFIEC Guidelines. Failure to maintain and implement adequate programs and fully comply with relevant laws or regulations could have serious legal, financial, and reputational consequences for us, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required, or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and significant civil money penalties against institutions found to be violating these regulations. If any of the foregoing were to come to pass, our business, financial condition, or results of operations could be materially and adversely affected.

Federal deposit insurance premiums could increase further in the future.

The FDIC insures deposits at FDIC-insured financial institutions, including the Bank. The FDIC charges insured financial institutions premiums to maintain the DIF at a specific level. Historically, unfavorable economic conditions increased bank failures and these additional bank failures decreased the DIF. Extraordinary growth in insured deposits during the COVID-19 pandemic caused the ratio of the DIF to total insured deposits to fall below the current statutory minimum of 1.35%. To restore the DIF to its statutorily mandated minimums, the FDIC significantly increased deposit insurance premium rates, including the Bank's premium rates, resulting in increased expenses.

In addition to the FDIC's restoration plan, the FDIC implemented a special assessment to cover the losses incurred by the DIF in response to the 2023 bank failures. Under this additional special assessment, the Bank was assessed 13.4 basis points annually on an assessment base equal to its estimated uninsured deposits, after excluding the first $5 billion of uninsured deposits. The special assessment will be collected on a quarterly basis for eight quarters beginning with the first quarter of 2024, although the FDIC retained the flexibility to extend the special assessment period and/or impose a one-time shortfall assessment to collect any necessary amounts to fully recover the losses to the DIF.

The FDIC may further increase the assessment rates or impose additional special assessments in the future to restore and then steadily increase the DIF to these statutory target levels. Any increase in the Bank's FDIC premiums could have an adverse effect on its business, financial condition and results of operations. FDIC insurance premiums could increase in the future in response to similar declining economic conditions.

Credit Risks

We may be subject to lending risks and risks associated with loan sector concentrations, which could adversely affect the Company.

We take on credit risk by virtue of making loans and extending loan commitments and letters of credit. Our credit standards, procedures, and policies may not prevent us from incurring substantial credit losses, particularly considering recent market developments including the recent increases by the Federal Reserve to its benchmark interest rate.

Our loans held for investment portfolio are concentrated in commercial real estate and commercial business loans. As of December 31, 2023, we had $11.8 billion of commercial loans, including $8.9 billion of commercial real estate loans, representing approximately 64.5% of our loans held for investment portfolio.

Commercial loans may involve greater risks than our other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans can be more sensitive to adverse conditions in the real estate market or the general economy. Commercial loans typically are made based on borrowers' ability to make repayment from the cash flow of their commercial venture. If the cash flow from business operations is reduced because of adverse conditions, the borrower's ability to repay the loan may be impaired. Commercial loans are, on average, larger loans as compared to other loans with less readily marketable collateral. Given these factors, losses incurred on commercial real estate and commercial loans could have a material adverse impact on our business, financial condition, and results of operations.

In addition, many of our borrowers operate in industries that are directly or indirectly impacted by changes in commodity prices, such as agriculture and livestock businesses, as well as businesses indirectly impacted by commodities prices, such as businesses that transport commodities or manufacture equipment used in production of commodities. Changes in commodity products prices depend on local, regional, and global events or conditions that affect supply and demand for the relevant commodity. Deterioration in economic conditions or in the real estate market could result in increased delinquencies and foreclosures and could have an adverse effect on the collateral value for many of these loans and on the repayment ability of many of our borrowers. Deterioration in economic conditions or in the real estate market could also reduce the number of loans we make to businesses in the construction and real estate industry, which could negatively impact our interest income and results of operations. Similarly, the occurrence of a natural or man-made disaster in our market areas could impair the value of the collateral we hold for real estate secured loans. Any factor or combination of factors identified above could negatively impact our business, financial condition, results of operations, and prospects.

A decline in economic conditions could reduce demand for our products and services and negatively impact the credit quality of loans, which could have an adverse effect on our results of operations.

Our clients are located predominantly in Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, and Wyoming. Unlike larger banks that are more geographically diversified, our profitability largely depends on the general economic conditions in these areas. Deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity, and results of operations:

- demand for our products and services may decline;
- loan delinquencies, problem assets, and foreclosures may increase;
- increases in the provisions for credit losses and loans and lease charge-offs;
- decrease in net interest income derived from lending activities;
- collateral for loans, especially real estate, may decline in value;
- future borrowing power of our clients may be reduced;
- the value of our securities portfolio may decline;
- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; and
- increases in our operating expenses associated with attending to the effects of the above noted consequences.

Volatility and uncertainty related to inflation and the effects of inflation, which may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions generally, may enhance or contribute to some of the risks discussed herein. For example, higher inflation, or volatility and uncertainty related to inflation, could reduce demand for our products, adversely affect the creditworthiness of the Company's borrowers, or result in lower values for our investment securities and other interest-earning assets. The Federal Reserve stated its current objective is to return the rate of inflation to 2% and it has been aggressively acting to achieve this goal. Throughout 2022 and 2023, the Federal Reserve has raised the federal funds rate to its current targeted rate between 5.25% and 5.5% in an effort to curb inflation. With the general inflationary pressures easing, the Federal Reserve slowed it's pace of raising interest rates in the second half of 2023. As market interest rates rise, we experience competitive pressures to increase the rates we pay on deposits, which may decrease our net interest income. In addition, inflationary pressures will increase our operating costs and could have a significant negative effect on our borrowers and the values of collateral securing loans, which could negatively affect our financial performance. To the extent these monetary policies do not mitigate the volatility and uncertainty related to inflation and the effects of inflation, or to the extent conditions otherwise worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Deflationary pressures, while possibly lowering our operating costs, could also have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our business, financial condition, and results of operations.

Additionally, a significant decline in general economic conditions caused by the economic slowdown in Europe and the United States, the impact of trade negotiations, escalating tensions with China, economic conditions in China, including the global economic impacts of the Chinese economy, China's regulation of commerce, escalating military tensions in Europe as a result of Russia's military action in Ukraine, and the conflict in Israel and the surrounding regions, the outbreak of other international or domestic hostilities or other unrest, a default by the United States or other governments in repaying financial obligations, a shutdown of all or part of the United States government or other governments, the effects of pandemics or other health crises, acts of terrorism, climate-related events such as prolonged drought, unemployment, or other economic and geopolitical factors beyond our control, could further impact these local economic conditions and negatively affect our business and results of operations.

If we experience loan credit losses in excess of estimated amounts, our earnings could be adversely affected.

The risk of credit losses on loans varies with, among other things, general economic conditions, the composition of our loan portfolio, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. We maintain an allowance for credit losses based upon, among other things, historical experience, delinquency trends, economic conditions, and regular reviews of loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of our loan portfolio and provides an allowance for credit losses. These assumptions and judgments are complex and difficult to determine given the significant uncertainty surrounding future conditions in the general economy and banking industry. If management's assumptions and judgments prove to be incorrect and the allowance for credit losses is inadequate, or if banking authorities or regulations require us to increase the allowance for credit losses, our net income may be adversely affected. As a result, an increase in credit losses could have a material adverse effect on our earnings, financial condition, results of operations, and prospects.

We invest in Collateralized Loan Obligations (CLO) securities, which may expose us to losses in connection with such investments.

We invest in certain AAA senior tranches of the capital structure in CLO securities. The senior tranche takes priority with respect to the interest and principal cash flows of the CLO security, while retaining the last priority in a loss scenario. The senior tranches are relatively more liquid than the subordinated notes due to the accompanying credit enhancement. The value of any investment in this asset class could decrease depending on the performance of the underlying collateral in the CLO. As of December 31, 2023, we had available-for-sale CLO securities with an estimated fair value of $1,119.7 million, or 19.2% of our available-for-sale investment portfolio.

United States trade policies and other factors beyond the Company's control, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

Uncertainties continue regarding the potential for a renegotiation of international trade agreements by the Biden administration after changes in United States trade policies, legislation, treaties, and tariffs were enacted by the Trump administration. These changes, including trade policies and tariffs affecting other countries, including China, countries comprising the European Union or Middle East, Canada, and Mexico, and retaliatory tariffs by such countries, could materially harm our business. Tariffs and retaliatory tariffs have been imposed, and additional tariffs and retaliatory tariffs are periodically discussed.

A trade war or other governmental action related to tariffs or international trade agreements or policies, as well as COVID-19 or other potential epidemics or pandemics, have the potential to negatively impact our and/or our clients' costs, demand for our clients' products, and/or the U.S. economy or certain sectors thereof and, thus, adversely affect our business, financial condition, and results of operations.

The soundness of other financial institutions could adversely affect the Company.

Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties. For example, we execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies or the financial services industry at times have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to increased credit risk in the event of default of a counterparty or client.

Liquidity Risks

We are subject to liquidity risks which could impair our cash flows and adversely affect the Company.

Liquidity is the ability to meet current and future cash flow needs on a timely basis at a reasonable cost. Our liquidity is used to make loans and repay deposit liabilities as they become due or are demanded by clients. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to provide adequate liquidity to fund our operations. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters, which could be exacerbated by potential climate change, and international instability.

Additionally, deposit levels may be affected by several factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. We may experience potential stresses on liquidity management. We may see deposit levels decrease as clients adjust to distressed economic conditions by using the funds that would otherwise be savings. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. We maintain a portfolio of investment securities that may be used as a secondary source of liquidity to the extent the securities are not pledged as collateral. Other potential sources of liquidity include the sale of loans, the utilization of available government and regulatory assistance programs, the ability to acquire brokered deposits, the issuance of additional collateralized borrowings such as Federal Home Loan Bank advances, the issuance of debt or equity securities, the sale of available-for-sale securities which may require the sale of securities in a loss position, securities sold under repurchase agreements, federal funds purchased, and borrowings through the Federal Reserve's discount window. Without sufficient liquidity from these potential sources, we may not be able to meet the cash flow requirements of our depositors and borrowers.

Additionally, our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors specific to us, the financial services industry, or the economy in general. Factors that could reduce our access to liquidity sources include a downturn in our local or national economies, unfavorable market conditions, difficult or illiquid credit markets, impairments on the value of the collateral we use to secure certain of our borrowings, or adverse regulatory actions against us. A failure to maintain adequate liquidity could have a material, adverse effect on our regulatory standing, business, financial condition, and results of operations.

Loss of deposits or a change in deposit mix could increase the Company's funding costs and negatively affect the Company's operations.

Deposits are a low cost and stable source of funding. We depend on checking and savings, negotiable order of withdrawal, money market deposit account balances, and other forms of client deposits as our primary source of funding. Deposit levels may be affected by several factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions that affect savings levels and the amount of liquidity in the economy, including government stimulus efforts in response to economic crises. The availability of internet banking products has increased the mobility of client deposits. We compete with banks and other financial institutions for deposits. Funding costs may increase because the Company may lose deposits and replace them with more expensive sources of funding. Clients may shift their deposits into higher-cost products, or the Company may need to raise its interest rates to remain competitive in the marketplace. Higher funding costs reduce the Company's net interest income and net income.

We experienced modest changes in our total outstanding deposit balances following the bank closures in March and May 2023 and related events. We also experienced changes in deposit balances resulting from typical seasonal fluctuations due to the nature of our business and the business of our customers. We cannot be assured that unusual deposit withdrawal activity will not affect banks generally in the future or the Bank specifically.

Our Liquidity could be impacted by an inability to access funding, by an unforeseen outflow of cash, or by the inability to monetize liquid assets.

Factors outside of the Company's control, such as a general market disruption or an operational problem that affects third parties, could impair the Company's ability to access short-term funding or create an unforeseen outflow of cash due to, among other factors, draws on unfunded commitments or deposit attrition. Large-scale withdrawals of deposits could require us to access short-term funding sources to meet immediate cash needs or pay significantly higher interest rates to obtain or maintain our deposits, which would have an adverse impact on our net interest income and net income. In addition, changes to the underwriting guidelines or lending policies may limit or restrict our ability to borrow, and therefore could have a significant adverse impact on our liquidity. In the event of future turmoil in the banking industry or other events, there is no guarantee that the U.S. government will invoke the systemic risk exception, create additional liquidity programs, or take any other action to stabilize the banking industry or provide liquidity. The Company's inability to monetize liquid assets or to access short-term funding or capital markets could limit the Company's ability to make new loans or meet existing lending commitments and could impact the Company's liquidity and capitalization.

Market Risks

Changes in interest rates may have an adverse effect on demand for our products and services and on our profitability.

Our earnings and cash flows are largely dependent on net interest income, which is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. The narrowing of interest rate spreads could adversely affect our earnings and financial condition. The Federal Reserve increased the federal funds target range by 525 basis points between March 16, 2022 and July 26, 2023 in an effort to dampen increasing inflation rates. With the general inflationary pressures easing, the Federal Reserve slowed its pace of raising interest rates in the second half of 2023. The Federal Reserve also indicated in December 2023 that there may be interest rate decreases during 2024, although we cannot control or predict with certainty changes in interest rates. Regional and local economic conditions, competitive pressures, and the policies of regulatory authorities, including monetary policies of the Federal Reserve and the speed of their implementation, affect interest income and interest expense.

As of December 31, 2023, 40.2% of our loans were advanced to our clients on a variable or adjustable-rate basis. The prolonged higher borrowing costs resulting from the increases by the Federal Reserve may cause financial hardship on our borrowers, reducing the ability of borrowers to repay their current loan obligations. As a result, these increases in interest rates could result in increased loan defaults, foreclosures, and charge-offs and could necessitate further increases to the allowance for credit losses, any of which could have a material adverse effect on our business, financial condition, or results of operations. In addition, a decrease in interest rates could negatively impact our margins and profitability and uncertainty about the timing and magnitude of future interest rate changes could reduce borrowing demand and, thus, the need for our lending services.

Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but could also adversely affect (1) our ability to originate loans and obtain deposits, (2) the fair value of our financial assets and liabilities, including mortgage servicing rights, (3) our ability to realize gains on the sale of assets, and (4) the average duration of our mortgage-backed securities and collateralized mortgage obligations portfolios. For example, rising interest rates could adversely affect our mortgage banking business because higher interest rates could cause clients to apply for fewer mortgages. Similarly, rising interest rates would increase the required periodic payment for variable rate loans and may result in an increase in non-performing loans. Additionally, rising interest rates may increase the cost of our deposits, which are a primary source of funding. Any substantial, unexpected, or prolonged change in market interest rates could have a material, adverse effect on our cash flows, financial condition, and results of operations.

Changes in interest rates can also affect the slope of the yield curve. The impact from a decline in the current yield curve or a flatter or inverted yield curve could cause our net interest income and net interest margin to contract, which could have a material adverse effect on our net income and cash flows, as well as the value of our assets. An inverted yield curve or downward shift in interest rates may also adversely affect the yield on investment securities by increasing the prepayment risk on certain securities. A flattening or inversion of the yield curve or a negative interest rate environment in the United States could create downward pressure on our net interest margin.

Changes in interest rates may have an adverse effect on the value of our investment securities.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Any sale of investment securities that are held in an unrealized loss position by us for liquidity or other purposes will cause actual losses to be realized. There can be no assurance that there will not be additional bank failures or issues such as liquidity concerns in the broader financial services industry or in the U.S. financial system. Adverse financial market and economic conditions can exert downward pressure on stock prices, security prices, and credit availability for financial institutions without regard to their underlying financial strength. The volatility and economic disruption resulting from the bank closures in the first two quarters of 2023 particularly impacted the price of securities issued by financial institutions, including us.

Operational Risks

Our Company faces cybersecurity risks, including "denial-of-service attacks," "hacking," and "identity theft" that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

Our computer systems and network infrastructure are subject to security risks and could be susceptible to cyber-attacks, such as denial-of-service attacks, hacking, malware, terrorist activities, or identity theft. Financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses, malware, ransomware, cyber-attacks, and other means. Denial-of-service attacks have been launched against several large financial services institutions, primarily resulting in inconvenience. Future ransomware and cyber-attacks could be more disruptive and damaging. Hacking and identity theft risks, in particular, could cause serious reputational harm to the Company and the Bank.

The hardware and software we purchase from suppliers to facilitate financial services and perform company operations are also at risk of having embedded malware, viruses, and other methods intended to develop unauthorized access to confidential information. These types of attacks, known as "supply-chain attacks," have become more prevalent and are creating additional risks through the solutions and tools upon which we rely. While we have a third-party risk management program to oversee our vendors and procurement, our ability to successfully mitigate these risks that occur in the hardware and software of these vendors is limited. To the extent we experience supply-chain attacks, our business and reputation could be materially adversely affected.

In addition, we provide our clients with the ability to bank remotely, including online, through their mobile device, and over the telephone. The secure transmission of confidential information over the internet and other remote channels is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, malware, phishing schemes, and other internal and external security breaches. We may be required to spend significant capital and other resources to protect against threats, or to alleviate problems caused by security breaches or malicious software. To the extent that our activities or the activities of our clients involve the storage and transmission of confidential information, security breaches, and viruses could expose us to claims, regulatory scrutiny, litigation, and other possible liabilities. Other possible points of intrusion or disruption not within the Company's control include internet service providers, electronic mail portal providers, social media portals, distant-server (cloud) service providers, electronic data security providers, telecommunications companies, and smart phone manufacturers.

Despite efforts to ensure the integrity of our systems, cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks, nor may we be able to implement guaranteed preventive measures against such security breaches. The techniques used by cyber criminals change frequently, may not be recognized until launched or later, and can originate from a wide variety of sources, including outside groups such as external service providers. These risks may increase in the future as we continue to increase our mobile payment and other internet-based product offerings and expand our internal usage of web-based products and applications. Further, targeted social engineering attacks may be sophisticated and difficult to prevent and our employees, clients, or other users of our systems may be fraudulently induced to disclose sensitive information, allowing cyber criminals to gain access to our systems or data of our clients.

In addition, some of our employees work remotely, including while traveling for business, which increases our cybersecurity risk, creates data accessibility concerns, and makes us more susceptible to security breaches or business disruptions.

A successful penetration or circumvention of system security could cause us serious negative consequences, including significant disruption of operations, misappropriation of confidential information, or damage to our computers or systems or to those of our clients and counterparties. A successful security breach could result in violations of applicable privacy and other laws, financial loss to us or to our clients, loss of confidence in our security measures, significant litigation exposure, and harm to our reputation, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Privacy, information security, and data protection laws, rules, and regulations could affect or limit how we collect and use personal information, increase our costs, and adversely affect our business opportunities.

We are subject to various privacy, information security, and data protection laws, including: (i) certain limitations on our ability to share non-public personal information about our clients with non-affiliated third parties; (ii) requirements for certain disclosures to clients about our information collection, sharing, and security practices and that afford clients the right to "opt out" of any information sharing by us with non-affiliated third parties (with certain exceptions); and (iii) requirements that we develop, implement, and maintain a written information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of client information we process, as well as plans for responding to data security breaches. Compliance with current or future privacy, data protection, and information security laws (including those regarding security breach notification) affecting client or employee data could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions, or results of operations. Our failure to comply with privacy, data protection, and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions, and damage to our reputation, which could have a material adverse effect on our business, financial condition, or results of operations.

Moreover, many U.S. and foreign laws and regulations, including those promulgated by the SEC, require companies to provide notice of cybersecurity incidents involving certain types of personal data or unauthorized access to, or interference with, our information systems to the public, certain individuals, the media, government authorities, or other third parties. Certain of these laws and regulations include notice or disclosure obligations contingent upon the result of complex analyses, including in some cases a determination of materiality. The nature of cybersecurity incidents can make it difficult to assess an incident's overall impact quickly and comprehensively to our business, and we may make errors in our assessments. If we are unable to appropriately assess a cybersecurity incident in the context of required analyses then we could face compliance issues under these laws and regulations, and we could be subject to lawsuits, regulatory fines or investigations, or other liabilities, any of which could adversely affect our business and operating results. Furthermore, cybersecurity incidents experienced by us, or by our customers or vendors, that lead to public disclosures may also lead to widespread negative publicity and increased government or regulatory scrutiny. Any security compromise in our industry, whether actual or perceived, could harm our reputation; erode customer confidence in our security measures; negatively affect our ability to attract new customers; or subject us to third-party lawsuits, regulatory fines or investigations, or other liability, any of which could adversely affect our business and operating results. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain existing customers.

Additionally, we could be required to expend significant capital and other resources to investigate and address any actual or suspected cybersecurity incident or to prevent further or additional incidents. To maintain business relationships, we may find it necessary or desirable to incur costs to provide remediation and incentives to customers or other business partners following an actual or suspected security incident. We also cannot be sure that our existing cybersecurity insurance will continue to be available on acceptable terms, in sufficient amounts to cover any claims we submit, or at all. Further, we cannot be sure that insurers will not deny coverage as to any claim, and some security incidents may be outside the scope of our coverage, including in instances where they are considered force majeure events. Security incidents may result in increased costs for cybersecurity insurance. One or more large, successful claims against us in excess of our available insurance coverage, or changes in our insurance policies, including premium increases or large deductible or co-insurance requirements, could have an adverse effect on our business, operating results, and financial condition.

Our goodwill and other intangible assets may become impaired, which may adversely impact our results of operations and financial condition.

The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates it is likely an impairment has occurred. In testing for impairment, the Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is in excess of its carrying value. If it is not more likely than not that the fair value of the reporting unit is in excess of the carrying value, the fair value of net assets is estimated based on analyses of our market value, discounted cash flows, and peer values. Consequently, the determination of the fair value of goodwill is sensitive to market-based economics and other key assumptions. Variability in market conditions or in key assumptions could result in impairment of goodwill, which is recorded as a non-cash adjustment to income. An impairment of goodwill could have a material adverse effect on our business, financial condition, and results of operations. As of December 31, 2023, we had goodwill of $1,100.9 million, or 34.1% of our total stockholders' equity.

Identifiable intangible assets other than goodwill consist of core deposit intangibles and other intangible assets (primarily customer relationships). Adverse events or circumstances could impact the recoverability of these intangible assets including loss of core deposits, significant losses of customer accounts and/or balances, increased competition or adverse changes in the economy. To the extent these intangible assets are deemed unrecoverable, a non-cash impairment charge would be recorded which could have a material adverse effect on our results of operations.

The Company relies on other companies to provide certain key components of its business infrastructure.

We are reliant upon certain external vendors to provide products and services necessary to maintain our day-to-day operations and we outsource many of our major systems, such as certain data processing, loan servicing, and deposit processing systems. Through our contractual relationships, external vendors are subject to some of the same rules and regulations that are applicable to the Company and their compliance with regulatory requirements is our responsibility. While the Company has selected these external vendors and systems carefully and continues to manage and oversee these vendors, it does not control their operations. Failure of certain external vendors or systems to perform or provide services in accordance with contractual arrangements could be disruptive to our operations and limit our ability to provide certain products and services demanded by our clients. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience disruptions if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained, or repeated, a system failure or disruption could compromise our ability to operate effectively, damage our reputation, result in a loss of client business, and/or subject us to additional regulatory scrutiny and possible financial liability. Any of the failures or disruptions mentioned above could negatively impact our financial condition, results of operations, cash flows, and prospects. Replacing these third-party vendors could also entail significant delay and expense.

Our reputation is very important to our ability to maintain, attract and retain client relationships and if our reputation were impaired, it could have an adverse effect on the Company.

Our clients expect us to deliver personalized financial services with the highest standards of performance, professionalism, compliance, and ethics. Damage to our reputation could undermine retention of our current clients and our ability to attract potential clients while also impairing the confidence of our counterparties and vendors, the result of which affects our ability to effect transactions. Maintaining our reputation depends, in part, on our ability to identify and address issues that may arise such as potential conflicts of interest, anti-money laundering, fair lending issues, client personal information and privacy issues, cybersecurity, employee, client and other third-party fraud, record-keeping, regulatory investigations, and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. To maintain our reputation, we also must prevent third parties from infringing on the "First Interstate Bank" brand and associated trademarks and our other intellectual property. Our reputation or prospects could be significantly damaged by adverse publicity or negative information regarding our Company, whether or not true, that may be posted on social media, reported in the news, or posted in other parts of the internet. Defending our reputation, trademarks, and other intellectual property, including through litigation, could result in costs that could have a material adverse effect on our business, financial condition, or results of operations.

The results of mainstream media and social media contagion and speculation could impact the banking system and have an adverse effect on us.

Dissemination of information by mainstream media and social media platforms is extensive and can occur at a rapid pace. Adverse conditions at financial institutions of significant size can negatively impact other financial institutions, despite the quality of leadership and decision making of the other financial institutions or their ability to effectively identify, measure, manage and control risk. Misinformed or inaccurate reporting regarding an incident or incidents at any financial institution can impact the broader banking industry, particularly given the speed and breadth of such reporting. Any adverse condition could be reported in a way to negatively affect the price of financial institution securities and could impact credit availability for certain issuers without regard to their underlying financial strength. This contagion risk can also occur when a perceived lack of trust in the banking system spreads throughout the industry based upon the results of a few poorly managed larger financial institutions.

We are dependent upon the services of our management team and directors and if the services of any of them were to become unavailable, it could have an adverse effect on the Company.

Our future success and profitability are substantially dependent upon the management skills of senior management and directors. The unanticipated loss or unavailability of key employees could harm our ability to operate our business or execute our business strategy. The Company faces significant competition in the recruitment of highly motivated individuals who can deliver our Company's purpose, mission, and values, which has recently intensified as a result of changes in the labor market. The FRB, FDIC, SEC, and other federal regulatory agencies have jointly proposed rules, which would affect incentive compensation. If finalized, these rules may result in additional costs and restrictions on the form of the Company's incentive compensation. We may not be successful in retaining key employees or finding and integrating suitable successors in the event of key employee loss or unavailability.

We may not be able to attract and retain qualified employees to operate our business effectively, which could have an adverse effect on our business.

There is substantial competition to attract and retain talented and diverse employees in our markets. It may be difficult for us to attract and retain qualified employees at all management and staffing levels. Failure to attract and retain employees and maintain adequate staffing of qualified personnel could adversely impact our operations and our ability to execute our business strategy. Furthermore, relatively low unemployment rates may lead to significant increases in labor costs such as salaries, wages, and employee benefits expenses as we compete for qualified and skilled employees, which could negatively impact our results of operations and prospects.

In addition, in order to continue to hire and retain highly qualified personnel, we will need to continue to manage remote working policies, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater acceptance of remote or hybrid work environments, which may increase the competition for talent.

Costs associated with repossessed properties, including environmental remediation, may adversely impact our results of operations, cash flows, and financial condition.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties serving as collateral for certain loans. There are significant costs associated with our ownership of these properties including, but not limited to, personnel costs, taxes and insurance, completion and repair costs, and valuation adjustments. Additionally, we may experience unfavorable pricing in connection with our disposition of foreclosed properties. These costs, along with unfavorable pricing upon disposition, may adversely affect our cash flows, financial condition, and results of operations.

If hazardous or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material, adverse effect on our cash flows, financial condition, and results of operations.

If our systems of internal operating and accounting controls were to become ineffective, our financial information could be negatively impacted.

We establish and maintain systems of internal operational and accounting controls that provide us with critical information used to manage our business. These systems are subject to various inherent limitations, including cost, judgments used in decision-making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, controls may become inadequate because of changes in conditions or processes and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, any system of internal operating controls may not be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management. From time-to-time, control deficiencies and losses from operational malfunctions or fraud have occurred and may occur in the future. Any future deficiencies, weaknesses, or losses related to internal operating control systems could have an adverse effect on our business, financial condition, results of operations, and prospects.

We may not effectively implement technology-facilitated products and services or be successful in marketing these products and services to our clients, which could negatively impact our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-facilitated products and services. The effective use of technology enables financial institutions to better serve clients and perform more efficiently. Our future success depends, in part, upon our ability to use technology to provide products and services that will satisfy clients' demands for convenience, as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-facilitated products and services or be successful in marketing these products and services to our clients. Failure to successfully keep pace with technological change affecting the financial services industry could have a material, adverse impact on our business and, in turn, on our financial condition, results of operations, and prospects.

Strategic Risks

We may encounter difficulties in combining the operations of future acquired entities or assets with our own operations or assessing the effectiveness of businesses in which we make strategic investments or with which we enter into strategic contractual relationships may prevent us from achieving the expected benefits from these acquisitions, investments, or relationships.

Acquisitions of other companies or of financial assets and related deposits and other liabilities present risks and uncertainties to us based in part on the nature of the business or assets and liabilities acquired. For example, if an acquisition includes loan portfolios, the extent of credit losses following completion of the acquisition could adversely affect our combined results of operations. Similarly, if an acquisition includes deposits, the extent of deposit attrition after closing could adversely affect our combined results of operations. Acquisitions of banking companies typically include both loans and deposits, and the extent of any post-closing credit losses and deposit attrition could be affected by a number of factors, including the state of the economy following the acquisition and the geographic area or markets in which the target operates. If the markets were to react negatively to the announcement of the acquisition, or if the economy were to suffer or enter into a recession following an acquisition, we may not timely, or at all, achieve the expected benefits of an acquisition and our business and the value of our common stock could be harmed.

Acquisitions of other companies or of financial assets and related deposits and other liabilities also present risks and uncertainties to us in addition to those presented by the nature of the business acquired. These risks include unanticipated costs incurred in connection with the integration of the acquired business. For example, the total cost and time required to complete the integration successfully could be greater than estimated and result in higher acquisition costs than expected or a loss of market opportunity due to any such delay. Furthermore, the results of litigation or governmental investigations that may have been pending at the time of an acquisition, or may be filed or commenced thereafter, as a result of an acquisition or otherwise, may be materially underestimated and harm our operating results more than originally anticipated. On the other hand, some or all of the anticipated benefits of a particular acquisition, such as cost savings from synergies or strategic gains from being able to offer product sets to a broader potential client base, may not be realized. It can take longer or require greater resources than originally expected to achieve any of such benefits. It also may prove impossible to achieve them at all or in their entirety as a result of unexpected factors or events. As a result, any acquisition could ultimately prove dilutive to our equity and shareholders' earnings per share, thereby adversely affecting our financial condition and results of operations.

Acquisitions may also result in business disruptions that could cause clients to remove their accounts from us and move their business to competing financial institutions. It is possible that the integration process related to acquisitions could also result in the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures, and policies that could adversely affect our ability to maintain relationships with clients and employees. The loss of key employees in connection with an acquisition could also adversely affect our ability to successfully conduct our business. Acquisition and integration efforts could divert management attention and resources, which could have an adverse effect on our financial condition and results of operations. Additionally, the operation of the acquired branches may adversely affect our existing profitability, and we may not be able to achieve results in the future similar to those achieved by the existing banking business or manage growth resulting from the acquisition effectively, any of which could harm our business and reputation.

In addition to post-acquisition integration related risks, inherent uncertainties exist when assessing or integrating the operations of another business into which we may make an investment or with which we may enter a commercial relationship. We may not be able to fully achieve the strategic objectives and planned operating efficiencies relevant to an investment or strategic relationship. In addition, the markets and industries in which we and the potential investment targets operate are highly competitive. Investment targets and commercial contract counterparties may lose clients or otherwise perform poorly or unprofitably, or in the case of a strategic relationship, cause us to lose clients or perform poorly or unprofitably. Future investment activities and efforts to monitor or reap the benefits of a new strategic relationship may require us to devote substantial time and resources and may cause these investments and relationships to be unprofitable or cause us to be unable to pursue other business opportunities, any of which could harm our business.

The Company may experience significant competition from new or existing competitors, which may reduce its client base or cause it to adjust prices for its products and services in order to maintain market share.

There is intense competition among banks in the Company's market areas. In addition, the Company competes with other providers of financial services, such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, factoring companies, the mutual funds industry, financial technology ("fintech") companies, full-service brokerage firms, and discount brokerage firms, some of which are subject to less extensive regulations than us with respect to the products and services they provide. Our success depends, in part, on our ability to adapt our products and services to evolving industry standards and client expectations. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce our net interest margin and revenues from our fee-based products and services.

In addition, the adoption of new technologies by competitors, including internet banking services, mobile applications, and advanced ATM functionality, could require us to make substantial expenditures to modify or adapt our existing products and services. Also, these and other capital investments in our business may not produce expected growth in earnings anticipated at the time of the expenditure. The Company may not be successful in introducing new products and services, achieving market acceptance of its products and services, anticipating or reacting to consumers' changing technological preferences, or developing and maintaining loyal clients. In addition, we could lose market share to the shadow banking system or other non-traditional banking organizations. Some of our larger competitors may have greater capital and resources than the Company, higher lending limits, and products and services not offered by us. Any potential adverse reactions to our financial condition or status in the marketplace, as compared to its competitors, could limit our ability to attract and retain clients and to compete for new business opportunities. The inability to attract and retain clients or to effectively compete for new business may have a material and adverse effect on our financial condition and results of operations.

The Company also experiences competition from non-bank companies inside and outside of its market area and, in some cases, from companies other than those traditionally considered financial sector participants. In particular, technology companies have begun to focus on the financial sector and offer software and products primarily over the internet, with an increasing focus on mobile device delivery. These companies generally are not subject to regulatory requirements comparable to those to which financial institutions are subject and may accordingly realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the client. For example, a number of companies offer bill pay and funds transfer services that allow clients to avoid using a bank. Technology companies are generally positioned and structured to quickly adapt to technological advances and directly focus resources on implementing those advances. This competition could result in the loss of fee income and client deposits and related income. In addition, changes in consumer spending and saving habits could adversely affect our operations, and the Company may be unable to develop competitive and timely new products and services in response. As technology continues to advance, continuous innovation is expected to exert long-term pressure on the financial services industry.

Investing in technology, and the inability or failure to integrate technologies into the Company's operations may affect our business and earnings negatively.

Our success in the competitive environment in which we operate requires consistent investment of capital and human resources in innovation and technology, particularly in light of the current "FinTech" environment, in which financial institutions are investing significantly in new technologies, such as artificial intelligence (AI), machine learning, blockchain and other distributed ledger technologies, and developing potentially industry-changing new products, services and industry standards in order to attract clients. Our investment is directed at meeting the needs of our clients, adapting existing products and services to consider the evolving demands of the marketplace, and maintaining the security of our systems and building a platform for future innovation, technology, and a competitive advantage that is scalable. Our investment focuses on enhancing the delivery of our products and services, such as our recent implementation of Encompass Mortgage Loan Origination System, Mortgage Online Banking and Mobile Application, Commercial Center Online Banking, Healthcare Receivables Manager, Contactless Credit and Debit Cards and Zelle. Falling significantly behind our competition in technology, or if the Company is not able to properly or timely anticipate or implement such technologies, or effectively train its staff to use such technologies, its business, financial condition, or operating results could be adversely affected.

In addition, the recent emerging technology trends, such as AI, including large language models, require us to keep pace with evolving regulations and industry standards. In the United States, there are various current and proposed regulatory frameworks relating to the use of AI in products and services. We expect that the legal and regulatory environment relating to emerging technologies such as AI will continue to develop and could increase the cost of doing business, and create compliance risks and potential liability, all which may have a material adverse effect on our financial condition and results of operations. Governments are also considering the new issues in intellectual property law that AI creates, which could result in different intellectual property rights in technology we create with AI and development processes and procedures and could have a material adverse effect on our business.

We may incur significant costs related to future acquisitions by merger and subsequent integration activities.

We have incurred and expect to incur certain non-recurring costs associated with mergers. These costs include financial advisory, legal, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, printing costs, and other related costs.

We may incur substantial costs in connection with the integration of acquired companies. There are many processes, policies, procedures, operations, technologies, and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing, and benefits. While we have assumed that a certain level of costs will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in us taking charges against earnings, the amount and timing of which are uncertain at present.

Common Stock Risks

Volatility in the price and volume of our common stock may be unfavorable.

The market price of our common stock is volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

- general economic conditions;
- prevailing market conditions;
- our historical performance and capital structure;
- estimates of our business potential and earnings prospects;
- an overall assessment of our management;
- our performance relative to our peers;
- market demand for our shares;
- impact of potential large sales by investors with significant holdings, including members of the Scott Family shareholder group;
- perceptions of the banking industry in general;
- political influences on investor sentiment;
- consumer confidence;
- consummation of a strategic acquisition or other implementation of our expansion plans;
- international or domestic hostilities, or other international or domestic calamities, including wars or international conflicts with respect to which the United States may or may not be directly involved; and
- global conditions, earthquakes, tsunamis, tornados, floods, fires, pandemics, and other natural catastrophic events.

At times, the stock markets, including the NASDAQ Stock Market on which our common stock is listed, may experience significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects.

In addition, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

"Anti-takeover" provisions and the regulations to which we are subject may also make it more difficult for a third party to acquire control of us, even if the change in control could be deemed beneficial to stockholders.

We are a financial and bank holding company incorporated in the State of Delaware. Anti-takeover provisions in Delaware law and our certificate of incorporation and bylaws, as well as regulatory approvals that would be required under federal law, could make it more difficult for a third party to acquire control of us and may prevent stockholders from receiving a premium for their shares of our common stock. These provisions could adversely affect the market price of our common stock and could reduce the amount stockholders might receive if we are sold.

Our certificate of incorporation provides that our Board may issue up to 100,000 shares of preferred stock, in one or more series, without stockholder approval and with such terms, conditions, rights, privileges, and preferences as the Board may deem appropriate. In addition, our certificate of incorporation provides for staggered terms for our Board and limitations on persons authorized to call a special meeting of stockholders and advance notice requirements for stockholder proposals at stockholder meetings. In addition, while we have opted out of Section 203 of the General Corporation Law of the State of Delaware, in order to effect a change of control transaction as such term is used in our certificate of incorporation, our certificate of incorporation requires approval of stockholders holding the greater of (A) a majority of the voting power of the issued and outstanding shares of our capital stock then entitled to vote thereon, voting together as a single class, and (B) sixty-six and two-thirds percent (66.67%) of the voting power of the shares of our capital stock present in person or represented by proxy at the stockholder meeting called to consider such transaction and entitled to vote thereon. These and other provisions may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of such common stock.

Further, the acquisition of specified amounts of our common stock (in some cases, the acquisition or control of more than 5% of our voting stock) may require certain regulatory approvals, including the approval of the Federal Reserve and one or more of our state banking regulatory agencies. The filing of applications with these agencies and the accompanying review process can take several months. This and the other factors described above may hinder or even prevent a change in control of us, even if a change in control would be beneficial to our stockholders.

Our dividend policy, or our ability to pay dividends, may change.

We are a legal entity separate and distinct from our subsidiary Bank. Since we are a holding company with no significant assets other than the capital stock of our subsidiaries, we depend upon dividends from our Bank for a substantial part of our revenue. Accordingly, our ability to pay dividends, cover operating expenses, and acquire other institutions depends primarily upon the receipt of dividends or other capital distributions from the Bank. The ability of our Bank to pay dividends to us is subject to, among other things, its earnings, financial condition, and need for funds, as well as federal and state governmental policies and regulations applicable to us and the Bank, which limit the amount that may be paid as dividends without prior approval.

Although we have historically paid dividends to our stockholders, we have no obligation to continue doing so and may change our dividend policy at any time without notice to our stockholders. Holders of our common stock are only entitled to receive such cash dividends as our board of directors may declare out of funds legally available for such payments. The amount of any dividend declaration is subject to our evaluation of our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank savings account or deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, or any other public or private entity. As a result, holders of our common stock could lose some or all of their investment.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We may issue additional shares of common stock in the future pursuant to current or future employee equity compensation plans or in connection with future acquisitions or financings. Should we choose to raise capital by selling shares of common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

The common stock is equity and is subordinate to our existing and future indebtedness.

Shares of our common stock are equity interests and do not constitute indebtedness. As such, shares of our common stock rank junior to all our indebtedness, including any subordinated term loans, subordinated debentures held by trusts that have issued trust-preferred securities, and other non-equity claims on us with respect to assets available to satisfy claims on us. In the future, we may make additional offerings of debt or equity securities, or we may issue additional debt or equity securities as consideration for future mergers and acquisitions.

General Risk Factors

We recently identified combined deficiencies resulting in a material weakness in our internal control over financial reporting, which, if we are unable to remediate appropriately or timely, could result in a loss of investor confidence and adversely impact our stock price, and could impair our ability to accurately and timely report our financial results and harm our business.

As an SEC reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. As disclosed in Part II - Item 9A. Controls and Procedures, management has identified deficiencies in our internal control over financial reporting, which, when considered together in their entirety, have resulted in a material weakness. As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Remediation efforts place a significant burden on management and add increased pressure to our financial resources and processes. As a result, we may not be successful in making the improvements necessary to remediate the material weakness identified by management, or do so in a timely manner, or identify and remediate additional control deficiencies, including material weaknesses, in the future.

If we are unable to remediate these combined deficiencies resulting in a material weakness, or are otherwise unable to maintain effective internal control over financial reporting: our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected; our liquidity, our access to capital markets, the perceptions of our creditworthiness, and our ability to complete acquisitions may be adversely affected; and we may be unable to maintain compliance with applicable securities laws and the Nasdaq Stock Market LLC listing requirements, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses which may negatively impact results of operations and financial condition, could negatively affect investor confidence in the accuracy and completeness of our financial statements, and could adversely impact our stock price.

Our business is subject to the risks of certain global conditions, earthquakes, volcanoes, tsunamis, tornados, floods, fires, drought, and other natural catastrophic events.

A major catastrophe, such as a pandemic, disease outbreak, or other natural disaster including extreme weather or other events, such as an earthquake, tornados, tsunami, flood, fire, drought, winter storms, or other type of natural disaster, could adversely affect our financial condition or results in a prolonged interruption of our business. We have operations and clients in the West and Midwest, a geographical region that has been or may be affected by disease, earthquake, volcano, tsunami, tornados, fires, drought, and flooding activity, which could be adversely impacted by these natural disasters or other severe weather in the region. Unpredictable natural and other disasters could have an adverse effect on the Company in that such events could materially disrupt our operations or the ability or willingness of our clients to access the financial services offered by the Company. These events could reduce our earnings and cause volatility in its financial results for any fiscal quarter or year and have a material, adverse effect on our financial condition and/or results of operations and prospects.

Climate change manifesting as physical or transition risks could adversely affect our operations, businesses and customers.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include discrete events, such as flooding and wildfires, and longer-term shifts in climate patterns, such as extreme heat, sea level rise, and more frequent and prolonged drought. Such events could disrupt our operations or those of our clients or third parties on which we rely, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. Additionally, transitioning to a low carbon economy may entail extensive policy, legal, technology, and market initiatives. Transition risks, including changes in consumer preferences and additional regulatory requirements or taxes, could increase our expenses and undermine our strategies. In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our clients' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies such as market, credit and operational risks; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company provides cybersecurity services to the Bank. In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. Cybersecurity risk management is overseen both as a critical component of our overall risk management program and as a standalone program. As further described below, we have implemented a risk-based, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. We also offset cyber risk through internal training and testing of our employees, among other processes, in accordance with our policies and procedures.

Risk Management and Strategy

We have developed policies and procedures to provide processes and guidelines for managing cybersecurity incidents with the goal of minimizing disruption, damage, protecting data, and helping recover from a cybersecurity incident as quickly as possible.

In addition, in furtherance of our fiduciary responsibility to protect and account for information and information systems that are recognized as critical bank assets, we have established policies that require, among other things, that we perform an information security risk and vulnerability assessment at least annually, and implement corresponding risk management controls; implement a defense-in-depth security architecture, which may include firewalled network segmentation, malicious software protection, and data loss prevention; leverage data loss prevention technology to assist in preventing unauthorized disclosure of non-public information; and engage independent third parties to review, audit, and test the information security control structure and program to ensure processes and controls are functioning properly.

As part of our overall cybersecurity risk management process, employees receive annual training on incident preparedness, response, and recovery which we believe to be commensurate with their responsibilities. Employees are given directions on where to report actual or suspected incidents, both with respect to cybersecurity incidents as well as other risks, such as office closures, robbery, physical security, and employee or client injury. In addition to employees, individuals with a leadership role in the cybersecurity incident response processes are trained on their responsibilities annually, and the processes and those responsible for implementing them will be tested at least annually to assist in improving performance of the incident handlers and to identify issues with policies, procedures, and communication process.

To manage the information security processes related to relationships with third parties and contractors, we maintain a policy which requires all third parties and contractors to implement controls and abide by a non-disclosure agreement, and we regularly evaluate existing critical third-party service providers to ensure they continue to meet our minimum information security practices. Proposed relationships with new third-party service providers are evaluated to ensure the technology provided is in alignment with our standards and guidelines.

We have not experienced a significant compromise, significant data loss, or any material financial losses related to cybersecurity attacks, and no risks from cybersecurity threats that are known to us are believed to be reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Risks and exposures related to cybersecurity attacks, however, are expected to remain high for the foreseeable future, due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of third-party service providers, internet banking, mobile banking, and other technology-based products and services.

Governance

While all employees, including members of our information technology ("IT") team, are required to report any known or suspected security event, pursuant to our policies and procedures, the following members of Company management and the Board of Directors are tasked specifically with the responsibilities described below:

- *Cybersecurity Incident Response Team ("CIRT")* – The CIRT was established to provide quick, effective, and orderly responses to serious successful cybersecurity related incidents such as system and application outages, virus infections, hacker attempts, system compromises, improper disclosure of confidential information, system service interruptions, breach of personal identifiable information, or other technology related events with serious security implications or business disruptions.

  The CIRT consists of various IT groups with the knowledge and expertise needed to execute the technical aspect of the Company's cybersecurity policies and procedures, including our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO"). As further described below, these officers are responsible for facilitating communications with the Risk Committee.

  When an incident is reported, the CIRT determines the scope, scale and severity of the event and determines if the event is an incident. When the CIRT has determined an incident has occurred, the team is responsible for responding to such incident in a timely, cost-effective manner and reporting findings as necessary and appropriate, including communicating to other key stakeholders for the duration of such incident. In general, the CIRT reports such findings to the CISO, the CISO reports the information to the Chief Risk Officer ("CRO"), and the CRO ultimately reports those findings to the Risk Committee.

- *Risk Committee* – The Risk Committee of our Board of Directors is responsible for overseeing our enterprise-wide risk management program and corporate risk function, including cyber risk. The Risk Committee assesses whether the risk-management programs are capable of managing our significant risks and monitors whether our most significant enterprise-wide risk exposures are in alignment with our appetite for risk.

- *Enterprise Risk Management Committee ("ERMC")* – The ERMC is a management committee of the Bank. The Risk Committee delegates oversight responsibility of the Company's cybersecurity programs to the ERMC. The ERMC presents summary reporting to the Risk Committee pertaining to the status of such programs.

- *Chief Risk Officer ("CRO")* – Karlyn M. Knieriem has served as our Executive Vice President and CRO since 2022. As CRO, Ms. Knieriem is responsible for reporting serious incidents to external authorities pursuant to advice from internal or external legal counsel, unless otherwise delegated. Ms. Knieriem has over 25 years of experience in financial services across a variety of roles including finance, treasury, retail, credit, and risk management.

- *Chief Information Officer ("CIO")* – Lori Meyer has served as our CIO since June 30, 2023, after serving in several leadership roles in the Company, including Director of Enterprise Program Management, Director of IT Business Management, Director of IT Business Relations, and Business Process Improvement Lead. As CIO, Ms. Meyer is responsible for oversight of the Company's cybersecurity policies and informing the ERMC on current computer security readiness, information security standards, procedures, regulatory compliance, data security and privacy concerns, and the remediation plans annually, or as needed.

- *Chief Information Security Officer ("CISO")* – Dale Daugherty has served as our CISO since 2021. As CISO, Mr. Daugherty is responsible for establishing and monitoring the effectiveness of the Company's cybersecurity policies and reporting the status and a summary of cybersecurity incidents to the CRO, CIO, ERMC, and Risk Committee. In this role, Mr. Daugherty serves as an intermediary between the CRO and the CIRT. Since 2002, Mr. Daugherty has served in the roles of Information Security Officer, AVP – IT Audit Manager, and Director of IT Compliance, Risk, and Security for the Bank and holds the CISSP, CISA, GCIH, GCIA, and GSEC certifications.

- *Chief Human Resources Officer ("CHRO")* – Rachel B. Turitto has served as our CHRO since 2019. As CHRO, Ms. Turitto is responsible for appropriate administration of the Company's cybersecurity policies with respect to employee-related cybersecurity incidents. Ms. Turitto joined us with over 15 years of diverse experience across multiple human resource disciplines, including human resource information systems.

The Company believes its risk management strategy and governance programs related to cybersecurity matters are appropriate for a growing banking system of its size, but we continue to monitor them and improve upon them as warranted under our programs, policies, and procedures. Finally, we maintain customary cybersecurity insurance that we believe is appropriate for our industry and comparable to our peers.

Item 2. Properties

Our principal executive offices and one of our banking offices are anchor tenants in an 18-story commercial building located in Billings, Montana. The building is owned by a joint venture limited liability company in which FIB owns a 50.0% interest. We lease approximately 100,107 square feet of office space in the building. We also own a 66,112 square foot building that houses our operations center in Billings, Montana. As of December 31, 2023, we provided banking services at 304 locations in Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, and Wyoming, of which 74 properties are leased from independent third parties, one property was leased from a related entity, and 229 physical properties are owned by us. We believe each of our facilities is suitable and adequate to meet our current operational needs.

Item 3. Legal Proceedings

In the normal course of business, we may be named or threatened to be named as a defendant in various lawsuits. We record accruals for outstanding legal matters when it is believed to be probable that a loss will be incurred and the amount can be reasonably estimated. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of any such ongoing or anticipated matters to have a material, adverse effect on our business, financial condition, or operating results.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the NASDAQ Stock Market under the symbol "FIBK." As of December 31, 2023, we had 1,761 record shareholders, including the Wealth Management division of FIB as trustee for 306,734 shares of common stock held on behalf of 447 individual participants in the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc., or the Savings Plan.

Dividends

It is our policy to pay a quarterly dividend to all common shareholders. On January 26, 2024, the Company declared a quarterly cash dividend amount of $0.47 per share of common stock. While we currently intend to continue paying quarterly dividends, the Board may change or eliminate the payment of future dividends.

Dividend Restrictions

For a description of restrictions on the payment of dividends, see Part I, Item 1, "Business — Government Regulation and Supervision — Dividends and Restrictions on Transfers of Funds," and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity Management" included herein.

Sales of Unregistered Securities

There were no sales of equity securities by us during the years ended December 31, 2023, 2022, or 2021 that were not registered under the Securities Act of 1933.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to purchases made by or on behalf of us or any "affiliated purchasers" (as defined in Rule 10b-18(a)(3) under the Exchange Act), of our common stock during the three months ended December 31, 2023.

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2023 to October 31, 2023	103	$ 23.31	—	—
November 1, 2023 to November 30, 2023	28	23.15	—	—
December 1, 2023 to December 31, 2023	1,000,138	32.14	—	—
Total	1,000,269	$ 32.14	—	—

(1) Stock repurchases were redemptions of vested restricted shares tendered in lieu of cash for payment of income tax withholding amounts by participants of the Company's 2015 Equity Compensation Plan and the repurchase of one million shares of common stock from the estate of a stockholder on December 14, 2023.

Performance Graph

The performance graph below compares the cumulative total shareholder return on our common stock with the cumulative total return on equity securities of companies included in the NASDAQ Composite Index, KBW NASDAQ Bank Index, and the KBW NASDAQ Regional Banking Index, measured on the last trading day of each year shown. The NASDAQ Composite Index is a comparative broad market index comprised of all domestic and international common stocks listed on the NASDAQ Stock Market. The KBW NASDAQ Bank Index is designed to track the performance of the leading banks and thrifts that are publicly-traded in the U.S. and includes 24 banking stocks representing the large U.S. national money centers, regional banks and thrift institutions. The KBW NASDAQ Regional Banking Index seeks to reflect the performance of U.S. companies that do business as publicly traded regional banks or thrifts in the U.S.

This graph assumes a $100 investment in our common stock on December 31, 2018, and reinvestment of dividends on the date of payment without commissions. The plot points on the graph were provided by S&P Global Market Intelligence. The performance graph represents past performance, which may not be indicative of the future performance of our common stock.



Index	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
First Interstate BancSystem, Inc.	$ 100.00	$ 118.20	$ 121.98	$ 126.35	$ 125.36	$ 106.82
NASDAQ Composite	100.00	136.69	198.10	242.03	163.28	236.17
KBW NASDAQ Bank Index	100.00	136.13	122.09	168.88	132.75	131.57
KBW NASDAQ Regional Banking Index	100.00	123.81	113.03	154.45	143.75	143.17

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2023. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. All of such forward-looking statements are expressly qualified by reference to the cautionary statements provided under the caption "Cautionary Note Regarding Forward-Looking Statements" included on page 1 in Part I of this report. Furthermore, a number of known and unknown factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. Therefore, you are encouraged to read in its entirety the information provided under the caption "Risk Factors" included under Item 1A in Part I of this report for a discussion of risk factors that may negatively impact our expected results, performance, or achievements discussed below.

Non-GAAP Financial Measures

In addition to financial measures presented in accordance with GAAP, this document contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding our results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found herein.

Fully-Taxable Equivalent Basis. Interest income, yields, and ratios on an FTE basis are considered non-GAAP financial measures. Management believes net interest income on an FTE basis provides an insightful picture of the interest margin for comparison purposes. The FTE basis also allows management to assess the comparability of revenue arising from both taxable and tax-exempt sources. The FTE basis assumes a federal statutory tax rate of 21 percent. We encourage readers to consider the Consolidated Financial Statements and other financial information contained in this Form 10-K in their entirety, and not to rely on any single financial measure.

Executive Overview

We are a financial and bank holding company headquartered in Billings, Montana. As of December 31, 2023, we had consolidated assets of $30.7 billion, deposits of $23.3 billion, loans held for investment of $18.3 billion, and total stockholders' equity of $3.2 billion.

As of December 31, 2023, we had 304 banking offices in operation, including branches and detached drive-up facilities, in communities across Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, and Wyoming. Through our bank subsidiary, FIB, we deliver a comprehensive range of banking products and services—including online and mobile banking—to individuals, businesses, governmental entities, and others throughout our market areas. Our clients participate in a wide variety of industries, including:

- Agriculture
- Construction
- Education
- Governmental services
- Healthcare
- Hospitality
- Housing
- Professional services
- Real Estate Development
- Retail
- Technology
- Tourism
- Wholesale trade

Our Business

Our principal business activity is lending to, accepting deposits from, and conducting financial transactions for individuals, businesses, governmental entities, and other entities located in the communities we serve. We derive our income principally from interest charged on loans and, to a lesser extent, from interest and dividends earned on fixed income investments. We also derive income from non-interest sources such as: (i) fees received in connection with various lending and deposit services; (ii) wealth management services, such as trust, employee benefit, investment, and insurance services; (iii) mortgage loan originations, sales, and servicing; (iv) merchant and electronic banking services; and (v) from time-to-time, gains on sales of assets and securities.

Our principal expenses include: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) furniture, equipment, and occupancy expenses for maintaining our facilities; (iv) data processing and communication costs primarily associated with maintaining loan and deposit functions; (v) professional fees, including FDIC insurance assessments; (vi) income tax expense; (vii) provisions for credit losses; (viii) intangible amortization; (ix) other real estate owned expenses; and (x) other ancillary expenses including legal expenses, credit card rewards expense, fees associated with originating and closing loans, insurance, and other expenses necessary to support our employees and service our clients. From time to time, we also incur acquisition costs related to our strategic acquisitions.

Our loan portfolio consists of a mix of real estate, consumer, commercial, agricultural, and other loans, including fixed and variable rate loans. Our real estate loans comprise commercial real estate, construction (including residential, commercial, and land development construction loans), residential, agricultural, and other real estate loans. Fluctuations in the loan portfolio are directly related to the economies of the communities we serve. While each loan we originate must meet minimum underwriting standards we establish through our credit policies, our bankers are granted limited discretion to approve and price loans within pre-approved limits which assures that we are responsive to community needs in each market area and remain competitive. We fund our loan portfolio primarily with the core deposits from our clients and cash flows off of the investment portfolio. We generally do not rely on brokered deposits to fund our loans and rely to a limited extent on wholesale funding sources. For additional information about our underwriting standards and loan approval process, see "Business—Lending Activities," included in Part I, Item 1 of this report.

Recent Trends and Developments

Acquisitions

During the past few years, we have increased our community banking footprint across the Rocky Mountain and Pacific Northwest regions and have expanded into the Midwest and Southwest regions, in large part due to our acquisition activity. As part of our overall growth strategy, we will continue to evaluate bank acquisitions and other opportunities in a strategic thoughtful manner that we believe will enhance our franchise and provide greater shareholder value.

During 2022, we acquired Great Western Bancorp, Inc., the parent company of GWB, a Sioux Falls, South Dakota based community bank, for total consideration of $1,723.3 million, consisting of the issuance of 46.9 million shares of the Company's Class A common stock valued at $36.76 per share. The merger was completed on February 1, 2022 and the core systems were converted in May 2022, at which point GWB's operations were integrated with the Company's operations. The acquisition of GWB's 174 banking offices across Arizona, Colorado, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, and South Dakota expanded the Company's geographical footprint. The accompanying consolidated statements of income for the period ended December 31, 2023, include the results of operations of the acquired entity from the February 1, 2022 acquisition date.

Common Stock

On March 25, 2022, all outstanding shares of the Company's Class B common stock automatically converted into shares of the Company's Class A common stock on a one-for-one basis, pursuant to the terms of the Company's Third Amended and Restated Articles of Incorporation, as amended (the "Charter"). No additional shares of Class B common stock are permitted to be issued. On May 24, 2023, the Company's shareholders approved a conversion of the Company's state of incorporation from Montana to Delaware. At the effective time of the conversion, each outstanding share of the Company's Class A common stock became an outstanding share of common stock of the Company and each outstanding option, warrant or other right to acquire shares of the Company's previously designated Class A common stock became an outstanding option, warrant or other right to acquire shares of common stock of the Company. The former holders of Class A and Class B common stock now hold common stock with the same voting powers, preferences, rights and qualifications, limitations and restrictions as the other holders of common stock. All shares of the Company's outstanding capital stock are now composed solely of shares of common stock and are entitled to one vote per share. The Company's common stock continues to trade on the NASDAQ Stock Market under the ticker symbol "FIBK."

Economic Conditions

During the first half of 2023, the banking industry experienced significant volatility with multiple high-profile bank failures leading to broader industry concerns related to funding and liquidity. Despite these developments, the Company's liquidity position and balance sheet remains strong, and the capital ratios continue to exceed all regulatory well-capitalized requirements as of December 31, 2023. Our deposit base is diversified, including by depositor, which includes individuals, businesses across multiple industries, municipalities, and other entities, as well as geographically, across our 14-state footprint. As of December 31, 2023, our FDIC insured deposits were 65.6% of total deposits, including accounts eligible for pass-through insurance.

Beginning in the third quarter of 2022, the Bank began borrowing from the FHLB to fund loan growth and provide excess liquidity for deposit outflows. Total deposits decreased $1.8 billion at December 31, 2023 compared to December 31, 2022. As a result of the declines in deposits, and limited re-investment of portfolio cash flows, at December 31, 2023, other borrowed funds which are comprised of FHLB advances increased $0.3 billion to $2.6 billion at December 31, 2023, from $2.3 billion at December 31, 2022 at an average rate of 5.32% and 3.72%, respectively.

As of February 23, 2024, the Bank had available borrowing capacity of $3.8 billion with the FHLB and $2.0 billion with the Federal Reserve Bank based on pledged investment securities and loan collateral.

During the first quarter of 2023, the Federal Reserve Bank ("FRB") offered a new Bank Term Funding Program ("BTFP") for eligible depository institutions. The BTFP offers loans of up to one-year to institutions pledging collateral eligible for purchase by the FRB in open market operations such as U.S. Treasuries, U.S. Agency securities, and U.S. agency mortgage-backed securities. These assets will be valued at par for pledging purposes. In January 2024, the Company accessed borrowings through the BTFP which enabled the Company to pay off higher rate FHLB advances and support its current cash position.

U.S. inflation, as reported by the Bureau of Labor Statistics, has been volatile with data showing a multi-decade high in June 2022, climbing to 9.1%, going as low as 3.0% in June 2023, and finishing at 3.4% in December 2023. While our operating expenses are affected by general inflation, the asset and liability structure of the Company largely consists of monetary items. Monetary items, such as cash, investments, loans, deposits and other borrowings, are assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution's performance than does general inflation. However, inflation may have negative impacts on the Company's clients and their customers, impacting their ability or willingness to repay loans or maintain deposits.

The Federal Reserve stated its current objective is to return the rate of inflation to 2% and it has been aggressively acting to achieve this goal. In response to sustained inflationary pressures, the Federal Reserve increased short-term interest rates 525 basis points between March 16, 2022 and July 26, 2023. With the general inflationary pressures easing, the Federal Reserve slowed it's pace of raising interest rates in the second half of 2023. The recent interest rate increases have resulted in increased returns on our interest earning assets. The Company's yield on interest earning assets increased to 4.57% as of December 31, 2023 from 3.63% as of December 31, 2022, and 2.96% as of December 31, 2021.

However, as the short end (up to two years) of the yield curve on the U.S. Treasuries has increased, interest rates have had a more significant impact on the Company's cost of funds, primarily as a result of the shift of non-interest-bearing deposits into higher-cost interest-bearing and time deposit balances and higher levels of variable rate debt. The Company's cost of funds increased to 1.46% at December 31, 2023, from 0.29% at December 31, 2022, and 0.10% at December 31, 2021. Overall, the change in the mix and cost of funds has offset the changes in the mix and yield on earning assets, resulting in compression of the Company's FTE net interest margin, a non-GAAP measure, to 3.14% at December 31, 2023, from 3.36% at December 31, 2022, and expansion from 2.85% at December 31, 2021, as a result of higher levels and yields on earning assets more than offsetting higher levels and costs of interest bearing liabilities.

While gross domestic product has expanded at or above 2.0% since the second quarter of 2022, it is unclear whether the volatility of 2022 and 2023 in the economic performance of the U.S. economy will lead to an economic slowdown, downturn, or recession or whether its regular pattern of growth will continue. Any economic slowdown, downturn, or recession could impact the Company and one of its primary funding sources, by impacting the level of deposits held by our clients, whether through a higher volume of withdrawals or through a lower volume of inflows to deposits. The credit quality of the Company's loans may also be impacted if clients must weather adverse economic conditions which could result in an increase in credit losses or other related expenses.

Primary Factors Used in Evaluating Our Business

As a banking institution, we manage and evaluate our financial condition and our results of operations. We monitor and evaluate the levels and trends of the line items included in our balance sheet and statements of income, as well as various financial ratios that are commonly used in our industry. We analyze these ratios and financial trends against both our own historical levels as well as and the financial condition and performance of comparable banking institutions in our region and nationally.

Results of Operations

Principal tools we use to manage and evaluate the results of our operations include tracking performance through metrics such as return on average equity, return on average assets, efficiency ratio, non-interest expense as a percent of total average assets, earnings per share, total shareholder return, net interest income, non-interest income, non-interest expense, and net income.

Net interest income is affected by a number of factors such as the level of interest rates, changes in interest rates, the speed of changes in interest rates, and changes in the volume and composition of interest earning assets and interest-bearing liabilities. Changes in interest rate spread, which is the difference between interest earned on assets and interest paid on liabilities, has the most significant impact on net interest income. Other factors like volume of loans, investment securities, and other interest earning assets, compared to the volume of interest-bearing deposits, short-term borrowings, and other indebtedness, also cause changes in our net interest income between periods. Non-interest bearing sources of funds, such as demand deposits and stockholders' equity, help support earning assets.

The impact of funding, including non-interest-bearing deposit sources, is captured in the net interest margin, which is calculated as net interest income divided by average earning assets. We evaluate our net interest income by assessing the yields on our loans and other earning assets, the costs of our deposits and other funding sources, and the levels of our net interest spread and net interest margin.

We seek to increase our non-interest income over time, and we evaluate our non-interest income relative to the trends of the individual types of non-interest income in view of changes in the regulatory environment and prevailing market conditions. We manage our non-interest expenses in consideration of growth opportunities and our community banking model that emphasizes client service and responsiveness. We evaluate our non-interest expense on factors that include our non-interest expense relative to our average assets, our efficiency ratio, and the trends of the individual categories of non-interest expense.

Finally, we seek to increase our net income and provide favorable shareholder returns over time, and we evaluate our net income relative to the performance of similar bank holding companies on factors that include return on average assets, return on average equity, total shareholder return, and growth in earnings.

Financial Condition

We manage and evaluate our financial condition by focusing on liquidity, the diversification and quality of our loans, the adequacy of our allowance for credit losses, the diversification and terms of our deposits, short-term borrowings and other funding sources, the re-pricing characteristics and maturities of our assets and liabilities, including potential interest rate exposure, and the adequacy of our capital levels. We seek to maintain sufficient levels of cash and investment securities to meet potential payment and funding obligations, and we evaluate our liquidity on factors that include the levels of cash and highly liquid assets relative to our liabilities, the quality and maturities of our investment securities, the ratio of loans held for investment to deposits, and any reliance on brokered certificates of deposit or other wholesale funding sources.

We seek to maintain a diverse and high-quality loan portfolio and evaluate our asset quality on factors that include the allocation of our loans among loan types, credit exposure to any single borrower or industry type, non-performing assets as a percentage of loans held for investment and OREO, and loan charge-offs as a percentage of average loans. We maintain our allowance for credit losses based on an estimate of expected credit losses in the loans held for investment portfolio over the life of the loan, including the incorporation of a two-year forecast period at each balance sheet date, and we evaluate the level of our allowance for credit losses relative to our overall loan portfolio and the level of non-performing loans and potential charge-offs.

We seek to fund our assets primarily using core client deposits spread among various deposit categories, and we evaluate our deposit and funding mix on factors that include the allocation of our deposits among deposit types, the level of our non-interest-bearing deposits, the ratio of our core deposits (i.e. excluding time deposits above $250,000) to our total deposits, and our reliance on brokered deposits or other wholesale funding sources, such as borrowings from other banks or agencies. We seek to manage the mix, maturities, and re-pricing characteristics of our assets and liabilities to mitigate the impact of a changing interest rate environment on our net interest margin, and we evaluate our asset-liability management using models to evaluate the changes to our net interest income under different interest rate scenarios.

Finally, we seek to maintain adequate capital levels to absorb unforeseen operating losses and to help support the growth of our balance sheet. We evaluate our capital adequacy using the regulatory and financial capital ratios including tangible common equity to tangible assets, leverage capital ratio, tier 1 common capital to total risk-weighted assets, tier 1 risk-based capital ratio, and total risk-based capital ratio.

Critical Accounting Estimates and Significant Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and follow practices prescribed within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant accounting policies we follow are summarized in "Notes to Consolidated Financial Statements—Summary of Significant Accounting Policies" included in Part IV, Item 15 of this report.

Our critical accounting estimates are summarized below. Management considers an accounting estimate to be critical if: (1) the accounting estimate requires management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain, and (2) changes in the estimate that are reasonably likely to occur from period to period, or the use of different estimates that management could have reasonably used in the current period, would have a material impact on our consolidated financial statements, results of operations, or liquidity.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that creates an allowance for credit losses expected over the life of loans at each balance sheet date, which is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Increases in the allowance are recorded through net income as a provision for credit loss expense. Decreases in the allowance are recorded through net income as a reversal of provision for credit loss expense. Loans are charged-off against the allowance when management confirms the uncollectibility of a loan balance. Expected recoveries recorded in the valuation account do not exceed the aggregate of loan amounts previously charged-off. The allowance for credit losses represents management's estimate of expected credit losses in the loans held for investment portfolio over the life of the loan, including the incorporation of a two-year forecast period with one-year reversion period for economic conditions.

We perform a quarterly assessment of the risks inherent in our loan portfolio, as well as a detailed review of each significant loan we have assessed to have weaknesses that does not share common risk characteristics with other loans. Based on this analysis, we record a provision for credit losses in order to maintain the allowance for credit losses at appropriate levels. In determining the allowance for credit losses, management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental and economic conditions, such as changes in unemployment rates, property values, or other relevant factors. The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist.

For loans acquired in a business combination with no significant evidence of credit deterioration since origination, the Company estimates an allowance for credit losses of the loans determined using the same methodology as other loans held for investment.

The allowance for credit losses is maintained at an amount we believe to be sufficient to provide for estimated losses expected over the life of the loans at each balance sheet date resulting from management's assessment of the quantitative and qualitative factors utilized to determine the allowance for credit losses. Management monitors trends in the loan portfolio, including changes in the levels of past due, internally classified, and non-performing loans. Changes in the estimates and assumptions are possible and may have a material impact on our allowance, and as a result, on our consolidated financial statements or results of operations.

See "Notes to Consolidated Financial Statements—Summary of Significant Accounting Policies" for a description of the methodology used to determine the allowance for credit losses and our policy pertaining to acquired loans. See "Notes to Consolidated Financial Statements—Loans" for a discussion on the factors driving changes in the amount of the allowance for credit losses. See also Part I, Item 1A, "Risk Factors—Credit Risks."

Goodwill

The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates it is likely impairment has occurred. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount. In any given year, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is in excess of its carrying value. If it is not more likely than not that the fair value of the reporting unit is in excess of the carrying value, or if the Company elects to bypass the qualitative assessment, a quantitative impairment test is performed. In performing a quantitative test for impairment, the fair value of net assets is estimated based on analyses of the Company's market value, discounted cash flows, and peer values. The determination of goodwill impairment is sensitive to market-based economics and other key assumptions used in determining or allocating fair value. Variability in the market and changes in assumptions or subjective measurements used to estimate fair value are reasonably possible and may have a material impact on our consolidated financial statements or results of operations.

Our annual goodwill impairment test is performed each year as of July 1. The Company performed its 2023 annual goodwill impairment qualitative assessment as of July 1, 2023 and performed a quantitative assessment as of October 31, 2023 and determined the Company's goodwill was not considered impaired.

For additional information regarding goodwill, see "Notes to Consolidated Financial Statements—Summary of Significant Accounting Policies," included in Part IV, Item 15 of this report and "Risk Factors—Operational Risks," included in Part I, Item 1A of this report.

Fair Values of Loans Acquired in Business Combinations

Loans acquired in business combinations are initially recorded at fair value as adjusted for credit risk and an allowance for credit losses at the date of acquisition. For loans with no significant evidence of credit deterioration since origination, the difference between the fair value and the unpaid principal balance of the loan at the acquisition date is amortized into interest income using the effective interest method over the remaining period to contractual maturity.

Loans acquired with evidence of deterioration in credit quality since origination, or PCD loans, are accounted for in accordance with ASC Topic 326-20 "Financial instruments - credit losses." Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows initially expected to be collected on the loans and then discounting those cash flows at an appropriate market rate of interest. An allowance for credit losses is recognized by estimating the expected credit losses of the purchased asset and recording an adjustment to the acquisition date fair value to establish the initial amortized cost basis of the asset. Differences between the established fair value, or amortized cost basis, and the unpaid principal balance of the asset is considered to be a non-credit discount/premium and is accreted/amortized into interest income using the interest method accounted for in accordance with ASC 310-10. Subsequent changes to the allowance for credit losses are recorded through provision for credit loss expense using the same methodology as other loans held for investment.

For additional information regarding acquired loans, see "Notes to Consolidated Financial Statements—Summary of Significant Accounting Policies," "Notes to Consolidated Financial Statements—Acquisitions," and "Notes to Consolidated Financial Statements—Loans Held for Investment," included in Part IV, Item 15 of this report.

Results of Operations

The following discussion and analysis is intended to provide detail about the results of operations by comparing the years ended December 31, 2023 to December 31, 2022. A similar discussion and analysis that compares the fiscal year 2022 to the fiscal year ended December 31, 2021, may be found in Part II, Item 7, "Results of Operations" of our Form 10-K for the fiscal year ended December 31, 2022, which is incorporated herein by reference.

Net Income

Net income increased $55.3 million, or 27.3%, to $257.5 million, or $2.48 per diluted share, in 2023, compared to $202.2 million, or $1.96 per diluted share, in 2022. There were no acquisition related expenses in 2023 compared to $118.9 million of acquisition related expenses incurred in 2022 related to the 2022 acquisition of GWB. The after-tax impact of acquisition related expenses on earnings per share was $0.90 in 2022.

Performance Ratios

As of or for the year ended December 31,	2023	2022	2021
Return on average assets	0.83 %	0.65 %	1.02 %
Return on average common stockholders' equity	8.17	6.34	9.73
Efficiency ratio [1]	62.50	67.83	61.94
Common stock dividend payout ratio [2]	75.81	86.73	52.56

[1] Our efficiency ratio definition conforms with the FDIC definition for all periods presented as non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income.

[2] Common stock dividend payout ratio represents dividends per common share divided by basic earnings per common share.

Net Interest Income

Net interest income, the largest source of our operating income, is derived from interest, dividends, and fees received on interest earning assets, less interest expense incurred on interest bearing liabilities. Interest earning assets primarily include loans and investment securities. Interest bearing liabilities include deposits, short-term borrowings, and various other forms of indebtedness. Net interest income is affected by the level of interest rates, changes in interest rates, the speed of changes to interest rates, and changes in the volume and composition of interest earning assets and interest-bearing liabilities.

Changes in interest rate spread, which is the difference between interest earned on assets and interest paid on liabilities, has the most significant impact on net interest income. Other factors like volume of loans, investment securities, and other interest earning assets compared to the volume of interest-bearing deposits, short-term borrowings, and other indebtedness also cause changes in our net interest income between periods. Non-interest-bearing sources of funds, such as demand deposits and stockholders' equity, help to support earning assets.

Net interest income decreased $63.8 million during 2023, as compared to the same period in 2022, primarily due to a decrease in interest accretion related to the fair valuation of acquired loans and an increase in interest expense as a result of the cost of interest-bearing liabilities.

Net interest income included interest accretion related to the fair value of acquired loans of $20.4 million during 2023 as compared to $50.4 million in 2022, of which $2.5 million was the result of early loan payoffs during 2023, as compared to $21.8 million in 2022. There were no material recoveries of previously charged-off loan interest in 2023 or 2022.

Our net interest margin ratio decreased 21 basis points to 3.12% during 2023, as compared to 3.33% in 2022. Our net FTE interest margin ratio, a non-GAAP financial measure, decreased 22 basis points to 3.14% during 2023, as compared to 3.36% in 2022. Exclusive of the impact of interest accretion on acquired loans and the impact of recoveries of charged-off interest, our 2023 net FTE interest margin ratio decreased 11 basis points over our similarly calculated net interest margin ratio in 2022.

The following table presents, for the periods indicated, condensed average balance sheet information using daily average balances, together with interest income and yields earned on average interest earning assets and interest expense and rates paid on average interest-bearing liabilities.

Average Balance Sheets, Yields, and Rates

| | Year Ended December 31, | | | | | | | | |
| | 2023 | | | 2022 | | | 2021 | | |
(Dollars in millions)	Average Balance	Interest[2]	Average Rate	Average Balance	Interest[2]	Average Rate	Average Balance	Interest[2]	Average Rate
Interest earning assets:									
Loans[1]	$18,299.6	$ 986.0	5.39 %	$16,802.2	$ 797.2	4.74 %	$ 9,788.9	$ 431.2	4.40 %
Investment securities									
Taxable	9,173.1	269.1	2.93	9,729.8	213.9	2.20	5,180.5	68.6	1.32
Tax-exempt	199.7	3.9	1.95	243.6	5.0	2.05	242.8	5.3	2.18
Investment in FHLB and FRB stock	207.5	12.4	5.98	116.6	4.8	4.12	53.4	1.0	1.87
Interest-bearing deposits in banks	303.0	15.7	5.18	1,432.8	8.7	0.61	1,946.7	2.6	0.13
Federal funds sold	0.5	—	—	0.5	—	—	0.1	—	—
Total interest-earning assets	28,183.4	1,287.1	4.57	28,325.5	1,029.6	3.63	17,212.4	508.7	2.96
Non-interest-earning assets	2,951.1			2,804.2			1,631.8		
Total assets	$31,134.5			$31,129.7			$18,844.2		
Interest-bearing liabilities:									
Demand deposits	$ 6,553.3	$ 47.2	0.72 %	$ 7,549.8	$ 15.7	0.21 %	$ 4,459.6	$ 1.8	0.04 %
Savings deposits	7,989.3	122.2	1.53	8,732.7	24.5	0.28	4,770.8	1.5	0.03
Time deposits	2,676.3	73.2	2.74	1,577.0	8.1	0.51	1,009.3	4.8	0.48
Repurchase agreements	940.4	6.4	0.68	1,114.5	2.5	0.22	1,025.2	0.4	0.04
Other borrowed funds	2,514.6	133.8	5.32	411.1	15.3	3.72	—	—	—
Long-term debt	120.8	5.8	4.80	122.2	6.0	4.91	112.4	6.0	5.34
Subordinated debentures held by subsidiary trusts	163.1	12.7	7.79	156.6	6.8	4.34	87.0	2.8	3.22
Total interest-bearing liabilities	20,957.8	401.3	1.91	19,663.9	78.9	0.40	11,464.3	17.3	0.15
Non-interest-bearing deposits	6,549.9			7,911.6			5,227.9		
Other non-interest-bearing liabilities	475.9			364.7			177.9		
Stockholders' equity	3,150.9			3,189.5			1,974.1		
Total liabilities and stockholders' equity	$31,134.5			$31,129.7			$18,844.2		
Net FTE interest income (non-GAAP)[3]		$ 885.8			$ 950.7			$ 491.4	
Less FTE adjustments[2]		(7.0)			(8.1)			(2.2)	
Net interest income from consolidated statements of income		$ 878.8			$ 942.6			$ 489.2	
Interest rate spread			2.66 %			3.23 %			2.81 %
Net interest margin			3.12			3.33			2.84
Net FTE interest margin (non-GAAP)[3]			3.14			3.36			2.85
Cost of funds, including non-interest-bearing demand deposits[4]			1.46			0.29			0.10

[1] Average loan balances include mortgage loans held for sale and non-accrual loans. Interest income on loans includes amortization of deferred loan fees net of deferred loan costs of $1.3 million, $7.5 million, and $40.6 million during 2023, 2022, and 2021, respectively.

[2] Management believes fully taxable equivalent, or FTE, interest income is useful to investors in evaluating the Company's performance as a comparison of the returns between a tax-free investment and a taxable alternative. The Company adjusts interest income and average rates for tax exempt loans and securities to a FTE basis utilizing a 21.00%, 26.25%, and 21.00% tax rate for 2023, 2022, and 2021, respectively.

[3] Non-GAAP financial measure - see Non-GAAP Financial Measures included herein for a reconciliation to GAAP measures.

[4] Calculated by *dividing* total interest on interest-bearing liabilities *by* the sum of total interest-bearing liabilities plus non-interest-bearing deposits.

The table below sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from estimated changes in average asset and liability balances (volume) and estimated changes in average interest rates (rate). Changes which are not due solely to volume or rate have been allocated to these categories based on the respective percent changes in average volume and average rate as they compare to each other.

Analysis of Interest Changes Due To Volume and Rates

(Dollars in millions)	Year Ended December 31, 2023 compared with December 31, 2022			Year Ended December 31, 2022 compared with December 31, 2021			Year Ended December 31, 2021 compared with December 31, 2020		
	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
Interest earning assets:									
Loans [1]	$ 71.0	$ 117.8	$ 188.8	$ 308.6	$ 57.4	$ 366.0	$ (1.7)	$ (21.8)	$ (23.5)
Investment Securities [1]	(13.2)	67.3	54.1	61.9	83.1	145.0	42.8	(35.7)	7.1
Investment in FHLB and FRB Stock	3.7	3.9	7.6	1.2	2.6	3.8	—	0.2	0.2
Interest bearing deposits in banks	(6.9)	13.9	7.0	(0.7)	6.8	6.1	2.3	(3.8)	(1.5)
Total change	54.6	202.9	257.5	371.0	149.9	520.9	43.4	(61.1)	(17.7)
Interest bearing liabilities:									
Demand deposits	(2.1)	33.6	31.5	1.2	12.7	13.9	0.5	(0.9)	(0.4)
Savings deposits	(2.1)	99.8	97.7	1.2	21.8	23.0	0.5	(1.4)	(0.9)
Time deposits	5.6	59.5	65.1	2.7	0.6	3.3	(2.4)	(6.3)	(8.7)
Repurchase agreements	(0.4)	4.3	3.9	—	2.1	2.1	0.3	(0.8)	(0.5)
Other borrowed funds	78.3	40.2	118.5	—	15.3	15.3	—	—	—
Long-term debt	(0.1)	(0.1)	(0.2)	0.5	(0.5)	—	2.2	(0.8)	1.4
Subordinated debentures held by subsidiary trusts	0.3	5.6	5.9	2.2	1.8	4.0	—	(0.2)	(0.2)
Total change	79.5	242.9	322.4	7.8	53.8	61.6	1.1	(10.4)	(9.3)
Increase in FTE net interest income [1]	$ (24.9)	$ (40.0)	$ (64.9)	$ 363.2	$ 96.1	$ 459.3	$ 42.3	$ (50.7)	$ (8.4)

(1)   Interest income and average rates for tax exempt loans and securities are presented on a FTE basis.

Non-GAAP Reconciliation

The table below provides a reconciliation of the GAAP measure of net interest margin to the non-GAAP measure of net FTE interest margin.

(In millions, except % and per share data)		For the Year Ended		
		Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Net interest income	(A)	$ 878.8	$ 942.6	$ 489.2
FTE interest income		7.0	8.1	2.2
Net FTE interest income	(B)	885.8	950.7	491.4
Average interest-earning assets	(C)	$ 28,183.4	$ 28,325.5	$ 17,212.4
Net interest margin (GAAP)	(A) / (C)	3.12	3.33	2.84
Net interest margin (FTE) (Non-GAAP)	(B) / (C)	3.14	3.36	2.85

Provision for (reduction of) Credit Losses

Fluctuations in the provision for credit losses reflect management's estimate of possible credit losses based upon the composition of our loan portfolio, evaluation of the borrowers' ability to repay, collateral value underlying loans, loan loss trends, and estimated effects of current and forecasted economic conditions on our loans held for investment and investment securities portfolios.

During 2023, the Company recorded a provision for credit losses of $32.2 million, as compared to a $82.7 million provision for credit losses in 2022. The provision during 2023 includes a provision for credit losses of $31.1 million related to loans held for investment, provision for credit losses of $2.2 million related to unfunded commitments, and a reduction of credit losses of $1.1 million related to held-to-maturity securities. The allowance for credit losses is updated quarterly based on the current loan and investment securities portfolios, asset quality metrics, and a review of the current economic outlook. The provision for credit losses is reflective of net charge-offs of $23.5 million, or 0.13% of average loans outstanding, for 2023, compared to $30.1 million, or 0.18% of average loans outstanding in 2022.

For information regarding our non-performing loans, see "Non-Performing Assets" included herein. For information regarding our allowance for credit losses, see "Financial Condition—Allowance for Credit Losses" included herein.

Non-interest Income

Non-interest income also contributes to our operating results with fee-based revenues such as payment services, mortgage banking and wealth management revenues, service charges on deposit accounts, and other service charges, commissions, and fees. The following table presents the composition of our non-interest income as of the dates indicated:

Non-interest Income	Year Ended December 31,			$ Change		% Change	
(Dollars in millions)	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023 vs 2022	2022 vs 2021
Payment services revenues	$ 76.4	$ 74.1	$ 45.1	$ 2.3	$ 29.0	3.1 %	64.3 %
Mortgage banking revenues	8.4	18.7	40.8	(10.3)	(22.1)	(55.1)	(54.2)
Wealth management revenues	35.3	34.3	26.3	1.0	8.0	2.9	30.4
Service charges on deposit accounts	23.0	24.6	16.5	(1.6)	8.1	(6.5)	49.1
Other service charges, commissions, and fees	9.5	15.5	7.9	(6.0)	7.6	(38.7)	96.2
Investment securities (losses) gains, net	(23.5)	(24.4)	1.1	0.9	(25.5)	(3.7)	NM
Other income	17.9	20.4	11.8	(2.5)	8.6	(12.3)	72.9
Total non-interest income	$ 147.0	$ 163.2	$ 149.5	$ (16.2)	$ 13.7	(9.9)	9.2

Non-interest income decreased $16.2 million in 2023 as compared to the same period in 2022. Significant components of these fluctuations are discussed below.

Mortgage banking revenues include origination and processing fees on residential real estate loans held for sale, gains on residential real estate loans sold to third parties, income earned from the servicing of mortgages originated by the Company which are held by third parties, and any impairments to or subsequent recovery of the Company's mortgage servicing rights valuation. Mortgage banking revenues decreased $10.3 million in 2023 as compared to the same period in 2022, primarily as a result of the decline in home loan production volume as a result of rising interest rates, along with tighter gain-on-sale spreads compared to 2022. The realized revenue during 2023 was not impacted by a recovery of a previous impairment of our mortgage servicing rights as compared with a $3.4 million recovery in 2022.

Other service charges, commissions, and fees primarily include fees earned on certain derivative interest rate contracts, insurance commissions, and safe deposit boxes. Other service charges, commissions, and fees decreased $6.0 million in 2023 as compared to the same period in 2022, primarily due to a decrease of $4.5 million in swap fee revenues earned on derivative interest rate swap contracts offered to clients.

Non-interest Expense

Non-interest expense decreased $109.2 million in 2023 as compared to the same period in 2022. The decrease was primarily a result of the $118.9 million decrease in acquisition expenses related the GWB acquisition incurred during 2022, in addition to lower incentive compensation accruals, partially offset by increased expenses in 2023 as a result of a full year of combined operations, post-GWB acquisition and a special FDIC insurance assessment of $10.5 million. Expenses related to acquisitions include legal fees, consulting fees, investment banking fees, conversion and contract termination costs, and retention and severance compensation costs. Other significant components of non-interest expense are discussed below. For additional information regarding acquisitions, see "Note 2 – Acquisition" in the accompanying "Notes to Consolidated Financial Statements" included in this report.

The following table presents the composition of our non-interest expense as of the dates indicated:

Non-interest Expense	Year Ended December 31,			$ Change		% Change	
				2023 vs 2022	2022 vs 2021	2023 vs 2022	2022 vs 2021
(Dollars in millions)	2023	2022	2021				
Salaries and wages	$ 263.1	$ 282.1	$ 164.9	$ (19.0)	$ 117.2	(6.7)%	71.1 %
Employee benefits	75.3	77.5	55.8	(2.2)	21.7	(2.8)	38.9
Outsourced technology services	59.0	54.3	32.8	4.7	21.5	8.7	65.5
Occupancy, net	48.0	44.0	28.7	4.0	15.3	9.1	53.3
Furniture and equipment	22.1	23.4	17.6	(1.3)	5.8	(5.6)	33.0
OREO expense, net of income	1.5	2.3	(0.2)	(0.8)	2.5	(34.8)	NM
Professional fees	19.1	19.1	12.1	—	7.0	—	57.9
FDIC insurance premiums	31.5	14.0	6.6	17.5	7.4	125.0	NM
Other intangibles amortization	15.7	15.9	9.9	(0.2)	6.0	(1.3)	60.6
Other expenses	121.5	114.5	65.7	7.0	48.8	6.1	74.3
Acquisition related expenses	—	118.9	11.6	(118.9)	107.3	(100.0)	NM
Total non-interest expense	$ 656.8	$ 766.0	$ 405.5	$ (109.2)	$ 360.5	(14.3)	88.9

Salaries and wages expense primarily consist of salaries, severance, commissions, overtime, bonus accrual, and temporary employee expenses. Salaries and wages expense decreased $19.0 million in 2023 as compared to the same period in 2022, primarily as a result of lower short-term incentives of $31.0 million, which were partially offset by higher salaries and wages of $11.9 million as a result of the full year of combined operations, post-GWB acquisition and higher severance costs.

Outsourced technology services primarily include technology services related to the core system platform, software as a service, automated teller machines, technology equipment and software maintenance. Outsourced technology services expense increased $4.7 million in 2023 as compared to the same period in 2022, primarily due to inflationary impacts to technology contracts and costs associated with higher transaction volumes from a full year of expenses resulting from the GWB acquisition.

Occupancy, net expense include building expenses such as lease, depreciation, rent, maintenance and repairs, property taxes, snow removal, utility and janitorial, and insurance. Occupancy, net expense increased $4.0 million in 2023 as compared to the same period in 2022, primarily due to increased expenses resulting from the GWB acquisition.

The FDIC insures deposits at FDIC-insured financial institutions and charges insured financial institutions premiums to maintain the DIF at a specific level. FDIC insurance premiums increased $17.5 million in 2023 as compared to the same period in 2022, primarily attributable to the incremental two basis point assessment fee imposed by the FDIC which began in the first quarter of 2023 and the special assessment of $10.5 million to cover the losses incurred by the DIF in response to 2023 bank failures. Under the special assessment, the Bank was assessed 13.4 basis points annually on an assessment base equal to its estimated uninsured deposits, after excluding the first $5 billion of uninsured deposits. The special assessment will be collected on a quarterly basis for eight quarters beginning with the first quarter of 2024, although the FDIC retained the flexibility to extend the special assessment period as well as impose a one-time shortfall assessment to collect any remaining amount to fully recover the losses to the DIF.

Other expenses primarily include advertising and public relations costs; office supply, postage, freight, telephone, and travel expenses; donations expense; debit and credit card expenses; board of director fees; legal expenses; and other operational losses. Other expenses increased $7.0 million in 2023 as compared to the same period in 2022. The increase in other expenses are mainly attributable to an increase in our credit card rewards accrual as a result of higher engagement by our clients in our improved rewards program and swap servicing.

Acquisition related expenses primarily include legal and professional fees; technology, conversion, and contract termination costs; employee severance and retention payments; and travel expenses. There were no acquisition related expenses incurred during 2023, compared to $118.9 million of acquisition related expenses incurred during 2022, related to the 2022 acquisition of GWB. For additional information regarding our GWB acquisition, see "Recent Trends and Developments" included herein and "Notes to Consolidated Financial Statements—Acquisitions," included in Part IV, Item 15 of this report.

Income Tax Expense

Our effective federal tax rate was 18.4% for the year ended December 31, 2023 compared to 16.1% for the year ended December 31, 2022. Fluctuations in effective federal income tax rates are primarily due to an increase in pre-tax income, a decrease in net tax exempt interest income, a decrease in tax credits, and an increase in the non-deductible portion of FDIC premium expense, which was partially offset by an increase in the cash surrender value of company owned life insurance, and a decrease in non-deductible acquisition costs.

State income tax applies primarily to pretax earnings generated within Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, and South Dakota. Our effective state tax rate was 5.1% for the year ended December 31, 2023 compared to 5.2% for the year ended December 31, 2022.

Financial Condition

The financial condition discussion below is based upon our Consolidated Balance Sheet in Part IV, Item 15 of this Report. A similar discussion and analysis comparing fiscal year 2022 to fiscal year ended December 31, 2021 may be found in Part II, Item 7, "Financial Condition" in our Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated herein by reference.

Total Assets

Total assets decreased $1,616.6 million, or 5.0%, to $30,671.2 million as of December 31, 2023, from $32,287.8 million as of December 31, 2022, primarily due to declines in deposits and securities sold under repurchase agreements, partially offset by an increase in other borrowed funds. Significant fluctuations in balance sheet accounts are discussed below.

Investment Securities

We manage our investment portfolio to obtain the highest yield possible while meeting our risk tolerance and liquidity guidelines and satisfying the pledging requirements for deposits of state and political subdivisions and securities sold under repurchase agreements. Our portfolio principally comprises U.S treasury notes, U.S. government agency, U.S. government agency commercial mortgage-backed securities, U.S. government residential mortgage-backed securities, collateralized mortgage obligations, corporate securities, and tax-exempt securities. Debt securities rated in the highest category by nationally recognized rating agencies and debt securities backed by the U.S. Government and government sponsored agencies, both on a direct and indirect basis, represented approximately 94.8% of the investment portfolio's HTM segment at December 31, 2023. All other held-to-maturity debt securities rated below AAA, not backed by the U.S. Government or government sponsored agencies, or which are not rated represented approximately 5.2% of total HTM debt securities at December 31, 2023. Federal funds sold and interest-bearing deposits in the Bank are additional investments that are classified as cash equivalents rather than as investment securities. Investment securities classified as available-for-sale are recorded at fair value, while investment securities classified as held-to-maturity are recorded at amortized cost. Unrealized gains or losses, net of the deferred tax effect, on available-for-sale securities are reported as increases or decreases in accumulated other comprehensive income or loss, a component of stockholders' equity.

Investment securities decreased $1,348.5 million, or 13.0%, to $9,049.4 million as of December 31, 2023, from $10,397.9 million as of December 31, 2022. The decrease was the result of the disposition of $853.0 million of investment securities during the first quarter of 2023, with proceeds primarily used to reduce short-term borrowings, and normal amortization of the portfolio, partially offset by increases in fair market values and purchases of $134.7 million during the period.

See Notes "Investment Securities" included in Part IV, Item 15 of this report for additional details.

As of December 31, 2023, the estimated duration of our investment portfolio was 3.5 years, as compared to 3.7 years as of December 31, 2022. The weighted average yield on investment securities increased 72 basis points to 2.91% in 2023, from 2.19% in 2022.

As of December 31, 2023, investment securities with amortized costs and fair values of $3,858.6 million and $3,462.2 million, respectively, were pledged to secure public deposits and securities sold under repurchase agreements, as compared to $4,998.9 million and $4,432.0 million, respectively, as of December 31, 2022. For additional information concerning securities sold under repurchase agreements, see "—Securities Sold Under Repurchase Agreements" included herein.

Mortgage-backed securities and, to a limited extent other securities, have uncertain cash flow characteristics that present additional interest rate risk in the form of prepayment or extension risk primarily caused by changes in market interest rates. This additional risk is generally rewarded in the form of higher yields. Maturities of mortgage-backed securities presented below are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. As of December 31, 2023, the carrying value of our investments in non-agency mortgage-backed securities totaled $241.3 million. All other mortgage-backed securities included in the table below were issued by U.S. government entities and sponsored entities. As of December 31, 2023, there were no significant concentrations of investments (greater than 10% of stockholders' equity) in any individual security issuer, except for U.S. government or agency-backed securities.

Approximately 74.2% and 77.9% of our tax-exempt securities were general obligation securities as of December 31, 2023 and 2022, respectively, of which 31.1% and 38.0%, respectively, were issued by political subdivisions or agencies within the states we operate, including Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, and Wyoming.

As of December 31, 2023, we had investment securities with fair values aggregating $8,284.5 million that had been in a continuous loss position more than 12 months. Gross unrealized losses on these securities totaled $803.4 million as of December 31, 2023, and were attributable to changes in interest rates. At December 31, 2023 and December 31, 2022, the Company had no allowance for credit losses on available-for-sale securities and an allowance for credit losses on held-to maturity securities classified as corporate and municipal securities of $0.8 million and $1.9 million, respectively.

The following table sets forth the carrying value as of December 31, 2023 and 2022, and the percentage of total investment securities and weighted average yields on investment securities as of December 31, 2023. Weighted-average yields have been computed on a fully taxable-equivalent basis using a tax rate of 21%.

Securities Maturities and Yield *(Dollars in millions)*	December 31, 2022	December 31, 2023		
	Carrying Value	Carrying Value	% of Total Investment Securities	Weighted Average FTE Yield
U.S. Treasury securities				
Maturing within one year	$ —	$ 299.7	3.31 %	2.17 %
Maturing in one to five years	871.2	349.5	3.86	2.00
Maturing in five to ten years	200.6	—	—	—
Mark-to-market adjustments on securities available-for-sale	(32.4)	(25.5)	(0.28)	NA
Total	1,039.4	623.7	6.89	2.08
U.S. government agency securities				
Maturing within one year	0.6	0.6	0.01	3.17
Maturing in one to five years	163.5	176.2	1.95	2.12
Maturing in five to ten years	400.2	353.8	3.91	2.27
Maturing after ten years	3.6	3.3	0.04	5.57
Mark-to-market adjustments on securities available-for-sale	(17.3)	(10.9)	(0.12)	NA
Total	550.6	523.0	5.79	2.25
Mortgage-backed securities				
Maturing within one year	24.4	44.9	0.50	2.98
Maturing in one to five years	908.1	684.3	7.55	2.62
Maturing in five to ten years	1,312.6	1,115.7	12.33	2.16
Maturing after ten years	5,149.4	4,613.0	50.98	2.30
Mark-to-market adjustments on securities available-for-sale	(462.7)	(366.4)	(4.05)	NA
Total	6,931.8	6,091.5	67.31	2.31
Collateralized loan obligation securities				
Maturing in five to ten years	204.0	180.6	2.00	5.81
Maturing after ten years	941.2	941.2	10.40	6.01
Mark-to-market adjustments on securities available-for-sale	(33.6)	(2.2)	(0.02)	NA
Total	1,111.6	1,119.6	12.38	5.98
Municipal securities				
Maturing within one year	10.5	4.0	0.04	2.75
Maturing in one to five years	56.5	41.5	0.46	3.02
Maturing in five to ten years	116.0	159.5	1.76	1.68
Maturing after ten years	312.4	230.9	2.55	1.88
Mark-to-market adjustments on securities available-for-sale	(50.7)	(36.9)	(0.41)	NA
Total	444.7	399.0	4.40	1.92
Corporate securities				
Maturing within one year	15.8	—	—	—
Maturing in one to five years	87.2	99.6	1.10	2.62
Maturing in five to ten years	249.4	218.2	2.41	3.04
Mark-to-market adjustments on securities available-for-sale	(32.6)	(25.2)	(0.28)	NA
Total	319.8	292.6	3.23	2.91
Total	$ 10,397.9	$ 9,049.4	100.00 %	2.73 %

Maturities of the 2023 securities noted above reflect $1,603.3 million of investment securities at their final maturities, which have call provisions within the next year. Based on current market interest rates, management expects approximately $1.0 million of these securities will be called in 2024. For additional information concerning investment securities, see "Notes to Consolidated Financial Statements — Investment Securities" included in Part IV, Item 15.

Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB of Minneapolis and the FRB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. As of December 31, 2023 and December 31, 2022, the Company held $223.2 million and $198.6 million, respectively, in equity securities in a combination of FRB and FHLB stocks, which are restricted nonmarketable securities acquired to meet regulatory requirements. These securities are carried at cost.

Loans Held for Sale

Loans held for sale consist of residential mortgage loans pending sale to investors in the secondary market and loans reclassified from loans held for investment due to management's intent and decision to sell the loans. Loans held for sale decreased $32.5 million, or 40.7%, to $47.4 million as of December 31, 2023, compared to $79.9 million as of December 31, 2022, primarily due to the transfer of $29.6 million of agricultural loans to loans held for investment, the transfer of a $6.4 million construction real estate loan to OREO, the repayment or pay-off of $15.5 million of loans, and a decrease in mortgage loan activity. The decrease was partially offset by the transfer of a $27.3 million commercial real estate loan from loans held for investment to loans held for sale during 2023.

Loans Held for Investment, Net of Deferred Fees and Costs

The following table presents the composition of our loan portfolio as of the dates indicated:

Loans Outstanding
(Dollars in millions)

	As of December 31,					
	2023	Percent	2022	Percent	2021	Percent
Real estate:						
Commercial	$ 8,869.2	48.4 %	$ 8,528.6	47.1 %	$ 3,971.5	42.5 %
Construction	1,826.5	10.0	1,944.4	10.8	1,007.8	10.8
Residential	2,244.3	12.3	2,188.3	12.1	1,538.2	16.5
Agricultural	716.8	3.9	794.9	4.4	213.9	2.3
Total real estate	13,656.8	74.6	13,456.2	74.4	6,731.4	72.1 %
Consumer:						
Indirect	740.9	4.1	829.7	4.6	737.6	7.9
Direct	141.6	0.8	152.9	0.8	129.2	1.4
Credit card	76.5	0.4	75.9	0.4	64.9	0.7
Total consumer	959.0	5.3	1,058.5	5.8	931.7	10.0
Commercial	2,906.8	15.9	2,882.6	15.9	1,475.5	15.8
Agricultural	769.4	4.2	708.3	3.9	203.9	2.1
Other, including overdrafts	0.1	—	9.2	—	1.5	—
Loans held for investment	18,292.1	100.0 %	18,114.8	100.0 %	9,344.0	100.0 %
Deferred loan fees and costs	(12.5)		(15.6)		(12.3)	
Loans held for investment, net of deferred fees and costs	18,279.6		18,099.2		9,331.7	
Allowance for credit losses	(227.7)		(220.1)		(122.3)	
Net loans held for investment	$ 18,051.9		$ 17,879.1		$ 9,209.4	
Allowance for credit losses to loans held for investment		1.25 %		1.22 %		1.31 %

Loans held for investment, net of deferred fees and costs, increased $180.4 million, or 1.0%, to $18,279.6 million as of December 31, 2023, as compared to $18,099.2 million as of December 31, 2022,

Real Estate Loans. We provide interim construction and permanent financing for both single-family and multi-unit properties, medium-term loans for commercial, agricultural and industrial property and/or buildings and equity lines of credit secured by real estate.

Commercial real estate loans. Commercial real estate loans include loans for property and improvements used commercially by the borrower or for lease to others for the production of goods or services. Approximately 34.4% and 37.0% of our commercial real estate loans were owner occupied as of December 31, 2023 and 2022, respectively.

Construction loans. Construction loans are primarily to commercial builders for residential lot development and the construction of single-family residences and commercial real estate properties. Construction loans are generally underwritten pursuant to pre-approved permanent financing. As of December 31, 2023, our construction loan portfolio was divided among the following categories: approximately $343.6 million, or 18.8%, residential construction; approximately $1,147.9 million, or 62.9%, commercial construction; and approximately $335.0 million, or 18.3%, land acquisition and development.

Residential real estate loans. Residential real estate loans are typically secured by first liens on the financed property. Included in residential real estate loans were home equity loans and lines of credit of $541.8 million, or 24.1%, and $548.9 million, or 25.1%, as of December 31, 2023 and 2022, respectively.

Agricultural real estate loans. Agricultural real estate loans are secured by farmland or ranchland consisting of short, intermediate, and long-term structures to experienced agriculturalists who have demonstrated management capabilities, established production and historical financial performance.

Consumer Loans. Our consumer loans include direct personal loans; credit card loans and lines of credit; and indirect loans created when we purchase consumer loan contracts advanced for the purchase of automobiles, boats, and other consumer goods from the consumer product dealer network within the market areas we serve. Personal loans and indirect dealer loans are generally secured by automobiles, recreational vehicles, boats, and other types of personal property and are made on an installment basis. Credit cards are offered to clients in our market areas. Lines of credit are generally floating rate loans that are unsecured or secured by personal property. Approximately 77.3% and 78.4% of our consumer loans as of December 31, 2023 and 2022, respectively, were indirect consumer loans.

Commercial Loans. We provide a mix of variable and fixed rate commercial loans. The loans are typically made to small and medium-sized manufacturing, wholesale, retail, and service businesses for working capital needs and business expansions. Commercial loans generally include lines of credit, business credit cards, and loans with maturities of five years or less and outstanding balances tend to be cyclical in nature. The loans are generally made with business operations as the primary source of repayment and are typically collateralized by inventory, accounts receivable, equipment, and/or personal guarantees.

Agricultural Loans. Our agricultural loans generally consist of short- and medium-term loans and lines of credit that are primarily used for crops, livestock, equipment, and general operations. Agricultural loans are ordinarily secured by assets such as livestock or equipment and are repaid from the operations of the farm or ranch. Agricultural loans generally have maturities of five years or less, with operating lines for one production season.

The following table presents the contractual maturity distribution and interest rates of our loan portfolio as of December 31, 2023. The amounts provided below do not reflect scheduled repayment or prepayment assumptions related to the loan portfolio. The within one year category includes loans overdrafts and loans with no stated maturity.

Maturities and Interest Rate Sensitivities

(Dollars in millions)	Contractual Maturity Range					Maturing After One Year	
	Within One Year	One Year to Five Years	Five Years to Fifteen Years	After Fifteen Years	Total	Fixed Interest Rate	Floating/Variable Interest Rate
Real estate	$ 1,152.1	$ 4,671.5	$ 5,703.0	$ 2,130.2	$ 13,656.8	$ 7,606.8	$ 4,897.9
Consumer	103.8	427.4	374.8	53.0	959.0	844.5	10.7
Commercial	872.0	1,168.6	760.3	105.9	2,906.8	1,354.4	680.4
Agricultural	573.0	157.4	33.7	5.3	769.4	177.0	19.4
Other	0.1	—	—	—	0.1	—	—
Loans held for investment	$ 2,701.0	$ 6,424.9	$ 6,871.8	$ 2,294.4	$ 18,292.1	$ 9,982.7	$ 5,608.4

Non-Performing Assets

Non-performing assets include non-accrual loans, loans contractually past due by 90 days or more and still accruing interest, and OREO.

Non-accrual loans. We generally place loans on non-accrual status when they become 90 days past due unless they are well secured and in the process of collection. When a loan is placed on non-accrual status, any interest previously accrued but not collected is reversed from income. Non-accrual loans increased $47.2 million, to $106.4 million, as of December 31, 2023, from $59.2 million as of December 31, 2022, primarily due to a $28.7 million agricultural loan transferred loans held for sale to loans held for investment and a construction real estate and commercial real estate loan. Accruing loans past due 90 days or more decreased $1.5 million, or 23.4% driven by a decrease in all loan types except for agricultural loans as a result of the transfer of a loan from loans held for sale to loans held for investment. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Other Real Estate Owned (OREO). OREO consists of real property acquired through foreclosure on the collateral underlying defaulted loans. We initially record OREO at fair value less estimated selling costs. Any excess of loan carrying value over the fair value of the real estate acquired is recorded as a charge against the allowance for credit losses. Estimated losses that result from the ongoing periodic valuation of these properties are charged to earnings in the period in which they are identified. The fair values of OREO properties are estimated using appraisals and management estimates of current market conditions. OREO properties are appraised every 18-24 months unless deterioration in local market conditions indicates the need to obtain new appraisals sooner.

OREO properties are evaluated by management quarterly to determine if additional write-downs are appropriate or necessary based on current market conditions. Quarterly evaluations include a review of the most recent appraisal of the property and reviews of recent appraisals and comparable sales data for similar properties in the same or adjacent market areas. Commercial and agricultural OREO properties are listed with unrelated third party professional real estate agents or brokers local to the areas where the marketed properties are located. Residential properties are typically listed with local realtors, after any redemption period has expired. We rely on these local real estate agents and/or brokers to list the properties on the local multiple listing system, to provide marketing materials and advertisements for the properties, and to conduct open houses.

OREO increased to $16.5 million as of December 31, 2023, from $12.7 million as of December 31, 2022, primarily attributable to the transfer of a $5.8 million loan held for sale to OREO, partially offset by dispositions. As of December 31, 2023, 60.7% of our OREO balance was related to an agricultural real estate property, 38.5% was related to commercial properties, and 0.8% was related to a construction property.

The following table sets forth information regarding non-performing assets as of the dates indicated:

Non-Performing Assets	As of December 31,					
(Dollars in millions)	2023		2022		2021	
Non-performing loans:						
Non-accrual loans	$	106.4	$	59.2	$	24.9
Accruing loans past due 90 days or more		4.9		6.4		2.8
Total non-performing loans		111.3		65.6		27.7
OREO		16.5		12.7		2.0
Total non-performing assets	$	127.8	$	78.3	$	29.7
Non-accrual loans to loans held for investment		0.58 %		0.33 %		0.27 %
Non-performing assets to loans held for investment and OREO		0.70		0.43		0.32
Non-performing assets to total assets		0.42		0.24		0.15
Allowance for credit losses to non-performing loans		204.58		335.52		441.52

For additional information regarding non-performing loans, see "Notes to Consolidated Financial Statements—Loans Held For Investment" included in financial statements included Part IV, Item 15 of this report.

Non-performing loans. Non-performing loans include non-accrual loans and loans contractually past due 90 days or more and still accruing interest. The following table sets forth the allocation of our non-performing loans among our different types of loans as of the dates indicated.

Non-Performing Loans by Loan Type	As of December 31,					
(Dollars in millions)	2023	Percent	2022	Percent	2021	Percent
Real estate:						
Commercial	$ 28.2	25.3 %	$ 20.7	31.5 %	$ 8.6	31.1 %
Construction	17.2	15.5	4.3	6.6	0.7	2.5
Residential	11.3	10.2	7.6	11.6	3.0	10.8
Agricultural	5.4	4.8	7.6	11.6	4.9	17.7
Total real estate	62.1	55.8	40.2	61.3	17.2	62.1
Consumer:						
Indirect	3.1	2.8	3.3	5.0	2.1	7.6
Direct	0.3	0.3	0.4	0.6	0.2	0.7
Credit card	0.6	0.5	0.6	0.9	0.5	1.8
Total consumer	4.0	3.6	4.3	6.6	2.8	10.1
Commercial	11.8	10.6	12.3	18.7	6.1	22.0
Agricultural	33.4	30.0	8.8	13.4	1.6	5.8
Total non-performing loans	$ 111.3	100.0 %	$ 65.6	100.0 %	$ 27.7	100.0 %

Collateral-dependent loans. Collateral-dependent loans rely solely on the operation or sale of the collateral for repayment. In evaluating the overall risk associated with a loan, the Company considers character, overall financial condition and resources, and payment record of the borrower; the prospects for support from any financially responsible guarantors; and the nature and degree of protection provided by the cash flow and value of any underlying collateral. The loan may become collateral-dependent where the borrower is experiencing financial difficulty and as sources of repayment become inadequate over time and that repayment is expected to be provided substantially through the operation or sale of the collateral. Collateral-dependent loans increased to $52.6 million as of December 31, 2023, from $39.1 million as of December 31, 2022, primarily due to a construction loan.

Modifications to borrowers experiencing financial difficulty. Modifications of loans are made in the ordinary course of business and are completed on a case-by-case basis through negotiation with the borrower in connection with the ongoing loan collection processes. Loan modifications are made to provide borrowers payment relief. From time to time, we may modify certain loans to borrowers who are experiencing financial difficulty. In some cases, these modifications may result in new loans. Loan modifications to borrowers experiencing financial difficulty may be in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension or a combination thereof, among other things. Those modifications deemed to be for borrowers experiencing financial difficulty are monitored centrally to ensure proper classification and if or when the loan may be placed on accrual status.

Effective January 1, 2023, the Company adopted ASU 2022-02, which eliminated accounting guidance for troubled debt restructurings while requiring disclosures of borrowers experiencing financial difficulty for modifications related to principal reductions, interest rate reductions, term extensions, and more than insignificant payment delay. See "Notes to Consolidated Financial Statements—Recent Authoritative Accounting Guidance" included in financial statements included Part IV, Item 15 of this report for further discussion of the amendments in this update. For additional information regarding modifications to borrowers experiencing financial difficulty, see "Notes to Consolidated Financial Statements—Loans Held For Investment" included in financial statements included Part IV, Item 15 of this report.

Allowance for Credit Losses

The Company performs a quarterly assessment of the appropriateness of its allowance for credit losses in accordance with GAAP. The allowance for credit losses is established through a provision for credit losses based on our evaluation of quantitative and qualitative risk factors in our loan portfolio at each balance sheet date. In determining the allowance for credit losses, we estimate losses on specific loans, or groups of loans, where the expected loss can be identified and reasonably determined over the life of the loans. The balance of the allowance for credit losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature or tenure of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current environmental and economic factors, and the estimated impact of forecasted economic conditions on historical loan loss rates. See the discussion under "Critical Accounting Estimates and Significant Accounting Policies — Allowance for Credit Losses" above.

The allowance for credit losses is increased by provisions charged against earnings and net recoveries of charged-off loans and is reduced by negative provisions credited to earnings and net loan charge-offs. The allowance for credit losses consists of three elements:

(1) Specific valuation allowances associated with collateral-dependent and other individually evaluated loans. Specific valuation allowances are determined based on assessment of the fair value of the collateral underlying the loans as determined through independent appraisals, the present value of future cash flows, observable market prices, and any relevant qualitative or environmental factors impacting loans.

(2) Collective valuation allowances based on loan loss experience and future expectations for similar loans with similar characteristics and trends. The Company applies open pool methodologies for all portfolio segments. The open pool methodology averages quarterly loss rates by modeling segment, calculated as quarter-to-date net charge off balance divided by the end of period balance. Loss rates are recalculated quarterly with recoveries captured in the quarter a loan was charged off, are averaged across a look back period from 2009 to the current period, and are annualized. Macroeconomic-conditioned historical loss rates are applied to loan-level cash flows. Expected future principal and interest cash flows are calculated using contractual repayment terms and prepayment, utilization, interest rate, and probability of default assumptions. Macroeconomic sensitivity models calculate segment-specific multipliers using third party forecast data. The multipliers condition the annual loss rates over the 2-year forecast period, followed by a 1-year straight-line reversion to the unadjusted historical average loss rates. The unadjusted loss rates then apply for the remaining life of the loan. Estimated losses are totaled and aggregated to the segment level.

(3) General valuation allowances determined based on asset quality trends, industry concentrations, environmental risks, changes in portfolio composition, and other qualitative risk factors, both internal and external to the Company. Other qualitative factors, including changes in loan and lending policies, collateral quality, underwriting standards and personnel, credit review quality, and model imprecision, are also considered.

Based on the assessment of the appropriateness of the allowance for credit losses, the Company records provisions for credit losses to maintain the allowance for credit losses at appropriate levels.

Loans acquired in business combinations are initially recorded at fair value as adjusted for credit risk and an allowance for credit losses at the date of acquisition. For loans with no significant evidence of credit deterioration since origination, the difference between the fair value and the unpaid principal balance of the loan at the acquisition date is amortized into interest income using the effective interest method over the remaining period to contractual maturity. An allowance for credit loss is recorded for the expected credit losses over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense using the same methodology as other loans held for investment.

For loans acquired in business combinations with evidence of deterioration in credit quality since origination, the Company determines the fair value of the loans by estimating the amount and timing of principal and interest cash flows initially expected to be collected on the loans and discounting those cash flows at an appropriate market rate of interest. An allowance for credit losses is recognized by estimating the expected credit losses of the purchased asset and recording an adjustment to the acquisition date fair value to establish the initial amortized cost basis of the asset. Differences between the established amortized cost basis, and the unpaid principal balance of the asset, is considered to be a non-credit discount/premium and is accreted/amortized into interest income using the level yield interest method. Subsequent changes to the allowance for credit losses are recorded through provision expense using the same methodology as other loans held for investment.

Loans, or portions thereof, are charged-off against the allowance for credit losses when management believes the collectability of the principal is unlikely, or, with respect to consumer installment loans, according to an established delinquency schedule. Generally, loans are charged-off when (1) there has been no material principal reduction within the previous 90 days and there is no pending sale of collateral or other assets, (2) there is no significant or pending event which will result in principal reduction within the upcoming 90 days, (3) it is clear that we will not be able to collect all or a portion of the loan, (4) payments on the loan are sporadic, will result in an excessive amortization, or are not consistent with the collateral held, or (5) foreclosure or repossession actions are pending. Loan charge-offs do not directly correspond with the receipt of independent appraisals or the use of observable market data if the collateral value is determined to be sufficient to repay the principal balance of the loan.

If a collateral-dependent loan is adequately collateralized, a specific valuation allowance for credit losses is not recorded. As such, significant changes in collateral-dependent and non-performing loans do not necessarily correspond proportionally with changes in the specific valuation component of the allowance for credit losses. Additionally, the Company expects the timing of charge-offs will vary between quarters and will not necessarily correspond proportionally to changes in the allowance for credit losses or changes in non-performing or collateral-dependent loans due to timing differences among the initial identification of a collateral-dependent loan, recording of a specific valuation allowance for collateral-dependent loans, and any resulting charge-off of uncollectible principal.

Our allowance for credit losses on loans was $227.7 million, or 1.25% of loans held for investment as of December 31, 2023, as compared to $220.1 million, or 1.22% of loans held for investment, as of December 31, 2022. The increase in the percentage from December 31, 2022 is primarily a result of loan growth and credit migration.

Although we have established our allowance for credit losses in accordance with GAAP in the United States and we believe that the allowance for credit losses is appropriate to provide for known and expected losses in the portfolio at all times, future provisions will be subject to on-going evaluations of the risks in the loan portfolio. If the economy declines or asset quality deteriorates, material additional provisions could be required. The following table sets forth information regarding our allowance for credit losses as of the dates and for the periods indicated.

Allowance for Credit Losses

(Dollars in millions)

As of and for the year ended December 31,		2023		2022		2021
Allowance for credit losses on loans:						
Beginning balance	$	220.1	$	122.3	$	144.3
ACL recorded on PCD loans		—		59.5		—
Provision for (reduction of) operating expense		31.1		68.4		(14.7)
Charge-offs:						
Real estate						
Commercial		7.6		11.7		2.3
Construction		10.3		9.2		1.4
Residential		0.6		0.3		0.1
Agricultural		—		0.2		0.7
Consumer		14.0		10.1		8.2
Commercial		3.4		8.1		3.7
Agricultural		—		5.4		0.2
Total charge-offs		35.9		45.0		16.6
Recoveries:						
Real estate						
Commercial		4.2		3.0		0.1
Construction		0.1		0.5		0.6
Residential		0.1		0.8		0.3
Agricultural		0.3		0.4		—
Consumer		4.7		5.0		4.5
Commercial		2.6		2.3		3.8
Agricultural		0.4		2.9		—
Total recoveries		12.4		14.9		9.3
Net charge-offs		23.5		30.1		7.3
Ending balance	$	227.7	$	220.1	$	122.3
Allowance for off-balance sheet credit losses:						
Beginning balance	$	16.2	$	3.8	$	3.7
Provision for off-balance sheet credit losses		2.2		12.4		0.1
Ending balance	$	18.4	$	16.2	$	3.8
Allowance for credit losses on investment securities:						
Beginning balance	$	1.9	$	—	$	—
Provision for credit losses		(1.1)		1.9		—
Ending balance	$	0.8	$	1.9	$	—
Total allowance for credit losses	$	246.9	$	238.2	$	126.1
Total provision for (reduction of) credit losses		32.2		82.7		(14.6)
Loans held for investment, net of deferred fees and costs		18,279.6		18,099.2		9,331.7
Average loans		18,299.6		16,802.2		9,788.9
Net charge-offs to average loans		0.13 %		0.18 %		0.07 %
Allowance to non-accrual loans		214.00		371.79		491.16
Allowance to loans held for investment		1.25		1.22		1.31

The allowance for credit losses is allocated to loan categories based on the relative risk characteristics, asset classifications, and expected losses of the loan portfolio. The following table provides a summary of the allocation of the allowance for credit losses for specific loan categories as of the dates indicated. The allocations presented should not be interpreted as an indication that charges to the allowance for credit losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amount available for future losses that may occur within these categories.

Allocation of the Allowance for Credit Losses
(Dollars in millions)

As of December 31,	2023		2022		2021	
	Allocated Reserves	% of Loan Category to Loans	Allocated Reserves	% of Loan Category to Loans	Allocated Reserves	% of Loan Category to Loans
Real estate	$ 160.1	74.6 % $	138.7	74.4 % $	69.3	72.1 %
Consumer	13.0	5.3	23.3	5.8	21.1	10.0
Commercial	50.2	15.9	54.9	15.9	31.6	15.8
Agricultural	4.4	4.2	3.2	3.9	0.3	2.1
Totals	$ 227.7	100.0 % $	220.1	100.0 % $	122.3	100.0 %

Deferred Tax Asset

The net deferred tax asset decreased $60.5 million, to $150.0 million as of December 31, 2023, from $210.5 million as of December 31, 2022, primarily due to a decrease in deferred tax assets related to the unrealized fair value of investment securities, deferred compensation, and interest rate swap contracts designated as hedges.

Other Assets

Other assets decreased $80.3 million, to $268.4 million as of December 31, 2023, from $348.7 million as of December 31, 2022, primarily attributable to a decrease in interest rate swap contracts.

Total Liabilities

Total liabilities decreased $1,770.3 million, or 6.1%, to $27,443.7 million as of December 31, 2023, from $29,214.0 million as of December 31, 2022, primarily due to a decrease of $1,750.5 million in deposits and decreases in securities sold under repurchase agreements and accounts payable and accrued expenses. These decreases were partially offset by an increase in other borrowed funds. Significant fluctuations in liability accounts are discussed below.

Deposits

Total deposits decreased $1,750.5 million, to $23,323.1 million as of December 31, 2023, from $25,073.6 million as of December 31, 2022, with decreases in all types of deposits with the exception of time deposits.

As of December 31, 2023 and 2022, we had Certificate of Deposit Account Registry Service, or CDARS, deposits of $26.6 million and $36.6 million, respectively. As of December 31, 2023 and 2022, we had zero and $12.5 million of brokered deposits, respectively.

The following table summarizes our deposits as of the dates indicated:

Deposits
(Dollars in millions)

As of December 31,	2023	Percent	2022	Percent	2021	Percent
Non-interest bearing demand	$ 6,029.6	25.9 % $	7,560.0	30.2 % $	5,568.3	34.2 %
Interest bearing:						
Demand	6,507.8	27.9	7,205.9	28.7	4,753.2	29.2
Savings	7,775.8	33.3	8,379.3	33.4	4,981.6	30.6
Time, $250k or more	811.6	3.5	438.0	1.8	186.7	1.2
Time, other	2,198.3	9.4	1,490.4	5.9	779.8	4.8
Total interest bearing	17,293.5	74.1	17,513.6	69.8	10,701.3	65.8
Total deposits	$ 23,323.1	100.0 % $	25,073.6	100.0 % $	16,269.6	100.0 %

For additional information concerning client deposits, including the use of repurchase agreements, see "Business—Community Banking—Deposit Products," included in Part I, Item 1 and "Notes to Consolidated Financial Statements—Deposits," included in Part IV, Item 15 of this report.

Securities Sold Under Repurchase Agreements

Under repurchase agreements with commercial and municipal depositors, client deposit balances are invested in U.S. government agency securities overnight and are then repurchased the following day. All outstanding repurchase agreements are due in one day and balances fluctuate in the normal course of business. Repurchase agreement balances decreased $270.2 million, or 25.7%, to $782.7 million as of December 31, 2023, from $1,052.9 million as of December 31, 2022.

The following table sets forth certain information regarding securities sold under repurchase agreements as of the dates indicated:

Securities Sold Under Repurchase Agreements
(Dollars in millions)

As of and for the year ended December 31,		2023		2022		2021
Securities sold under repurchase agreements:						
Balance at period end	$	782.7	$	1,052.9	$	1,051.1
Average balance		940.4		1,114.5		1,025.2
Maximum amount outstanding at any month-end		1,100.5		1,263.3		1,094.0
Average interest rate:						
During the year		0.68 %		0.22 %		0.04 %
At period end		1.24		0.36		0.08

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses decreased $65.5 million, to $380.4 million as of December 31, 2023, from $445.9 million as of December 31, 2022, primarily attributable to a decrease in derivative liabilities of $32.3 million and a decrease in accrued salaries and wages and employee benefits of $29.2 million.

Other Borrowed Funds

Other borrowed funds consists of FHLB borrowings with maturity tenors of up to three-months, to address short-term funding needs. Other borrowed funds increased $276.0 million, to $2,603.0 million as of December 31, 2023 compared to 2,327.0 million at December 31, 2022, primarily as a result of a decrease in total deposits and securities under repurchase agreements, partially offset by a decline in investment securities and cash and cash equivalents.

Capital Resources and Liquidity

Capital Resources

Stockholders' equity is influenced primarily by earnings, dividends, sales and redemptions of common stock, and changes in the unrealized holding gains or losses, net of taxes, on available-for-sale investment securities. Stockholders' equity increased $153.7 million, or 5.0%, to $3,227.5 million as of December 31, 2023 from $3,073.8 million as of December 31, 2022, due to changes in accumulated other comprehensive loss related to unrealized gains on available-for-sale securities and retention of earnings, which are partially offset by stock repurchases of vested restricted shares tendered in lieu of cash for payment of income tax withholding amounts by participants, a stock purchase pursuant to an agreement, and cash dividends paid. Regular cash dividends paid to common shareholders during 2023 amounted to approximately $195.1 million.

On January 26, 2024, we declared a quarterly dividend to common stockholders of $0.47 per share, which was paid on February 19, 2024 to shareholders of record as of February 9, 2024. The dividend equates to a 7.2% annual yield based on the $26.01 average closing price of the Company's common stock as reported on NASDAQ during the fourth quarter of 2023.

On December 14, 2023, the Company completed the repurchase of one million shares of its common stock from the estate of a stockholder at a price of $32.14 per share, or the closing price per share of the common stock as reported on the Nasdaq Stock Market on December 14, 2023, representing an aggregate purchase price of $32.1 million. For additional information regarding the repurchase, see "Notes to Consolidated Financial Statements—Related Party Transactions" included in Part IV, Item 15 of this report.

During 2022, the Company repurchased and retired the five million shares of common stock under its previously existing stock repurchase program. As of December 31, 2023, the Company did not have a repurchase program in effect.

For additional information regarding the repurchases, see "Notes to Consolidated Financial Statements—Capital Stock and Dividend Restrictions" included in Part IV, Item 15 of this report.

During 2023, the Company issued 54,414 shares of its common stock to directors for their annual service on the Company's board of directors. The aggregate value of the shares issued to directors of $1.2 million is amortized into stock-based compensation expense in the accompanying consolidated statements of changes in stockholders' equity over a one-year service-based period.

As a bank holding company, the Company must comply with the capital requirements established by the Federal Reserve, and our subsidiary Bank must comply with the capital requirements established by the FDIC. The current risk-based guidelines applicable to us and our Bank are based on the Basel III framework, as implemented by the federal bank regulators. As of December 31, 2023 and 2022, the Company had capital levels that, in all cases, exceeded the guidelines to be deemed "well-capitalized."

For additional information regarding our capital levels, see "Notes to Consolidated Financial Statements—Regulatory Capital," included in Part IV, Item 15 of this report.

Liquidity

Liquidity measures our ability to meet current and future cash flow needs on a timely basis and at a reasonable cost. We manage our liquidity position to meet the daily cash flow needs of clients, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders. Our liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest bearing deposits in banks, federal funds sold, available-for-sale investment securities, and maturing or prepaying balances in our held-to-maturity investment and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements, and borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market funds through non-core deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, additional borrowings through the Federal Reserve's discount window or BTFP, and the issuance of preferred or common securities.

The primary effect of inflation on our operations is reflected in increased operating costs. In our management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including changes in the expected rate of inflation, the influence of general and local economic conditions, and the monetary and fiscal policies of the United States government, its agencies, and various other governmental regulatory authorities.

In the ordinary course of business, we have entered into contractual obligations and have made other commitments to make future payments. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures, and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, debt financing, and increases in client deposits. For additional information regarding our operating, investing and financing cash flows, see "Consolidated Financial Statements—Consolidated Statements of Cash Flows," included in Part IV, Item 15 of this report.

The Company had deposits without a stated maturity of $20,313.2 million and time deposits of $2,648.7 million, due in one year or less in addition to time deposits due in more than one year of $361.2 million as of December 31, 2023. For additional details in regard to the Company's deposits see "Notes to Consolidated Financial Statements—Deposits" included in Part IV, Item 15 of this report.

As of December 31, 2023, the Company had securities sold under repurchase agreements of $782.7 million due in one year or less as the agreements with our client counterparties mature on the next banking day.

As of December 31, 2023, the Company had $2,603.0 million of FHLB borrowings due in less than one year, $99.0 million of fixed-to-floating rate subordinated notes due in more than one year, and available borrowing capacity of $3,619.6 million with the FHLB. The Company has unused federal fund lines of credit with third parties amounting to $235.0 million, subject to funds availability. These lines are subject to cancellation without notice. The Company also has an unused line of credit with the FRB for borrowings up to $3,039.5 million secured by government and agency backed securities and a blanket pledge of agricultural and commercial loans and has an unused $50.0 million revolving line of credit with another third party. For additional information concerning long-term debt, see "Notes to Consolidated Financial Statements—Long Term Debt and Other Borrowed Funds" included in Part IV, Item 15 of this report.

The Company guarantees the distribution and payment for redemption or liquidation of capital trust preferred securities issued by our wholly owned subsidiary business trusts to the extent of funds held by the trusts. Although the guarantees are not separately recorded, the obligations underlying the guarantees are fully reflected on our consolidated balance sheets as subordinated debentures held by subsidiary trusts. The subordinated debentures currently qualify as tier 2 capital under the Federal Reserve capital adequacy guidelines. As of December 31, 2023, the Company had subordinated debentures held by subsidiary trusts of $163.1 million due in more than one year. For additional information concerning the subordinated debentures, see "Notes to Consolidated Financial Statements—Subordinated Debentures Held by Subsidiary Trusts" included in Part IV, Item 15 of this report.

The Company has future minimum rental commitments, exclusive of maintenance and operating costs, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2023 with $11.6 million due in one year or less and $39.0 million due in more than one year. For additional information concerning leases, see "Notes to Consolidated Financial Statements—Commitments and Contingencies" included in Part IV, Item 15 of this report.

The Company is a limited partner in several tax-advantaged limited partnerships that have been formed for the purpose of investing in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. As of December 31, 2023, the Company expects to recover its investments through the use of tax credits generated by the investments.

The Company has entered into various arrangements not reflected on the consolidated balance sheet that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or liquidity. As of December 31, 2023, the Company had unused credit card lines of $814.0 million, commitments to extend credit of $4,069.2 million and standby letters of credit of $97.1 million. Among the $4,069.2 million in credit commitments outstanding, $658.5 million are related to home equity and home equity lines of credit, $1,786.4 million are related to traditional working capital commercial lines, and $926.9 million are unfunded for current or future construction projects. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding our off-balance sheet arrangements, see "Notes to Consolidated Financial Statements—Financial Instruments with Off-Balance Sheet Risk" included in Part IV, Item 15 of this report.

As a bank holding company, we are a corporation separate and apart from our subsidiary Bank and, therefore, we provide for our own liquidity. Our primary sources of funding include management fees and dividends declared and paid by the Bank and access to capital markets. There are statutory, regulatory, and debt covenant limitations that affect the ability of our Bank to pay dividends to us. Management believes that such limitations will not impact our ability to meet our ongoing short-term cash obligations. For additional information regarding dividend restrictions, see "Financial Condition—Capital Resources and Liquidity" above, "Business—Government Regulation and Supervision—Dividends and Restrictions on Transfers of Funds" included in Part I, Item 1 of this report, and "Risk Factors—Liquidity Risks and Regulatory and Compliance Risks" included in Part I, Item 1A of this report.

Management continuously monitors our liquidity position and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Our management is not aware of any events that are reasonably likely to have a material adverse effect on our liquidity, capital resources, or operations. In addition, our management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material adverse effect on us.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk. Our business and the composition of our balance sheet consists of investments in interest earning assets (principally loans and investment securities) which are primarily funded by interest bearing liabilities (deposits and indebtedness). Such financial instruments have varying levels of sensitivity to changes in market interest rates such as the level of interest rates, changes in interest rates, the speed of changes in interest rates, and changes in the volume and composition of interest earning assets and interest-bearing liabilities. Interest rate risk results when, due to different maturity dates and repricing intervals, interest rate indices for interest earning assets fluctuate adversely relative to interest bearing liabilities, thereby creating a risk of decreased net earnings and cash flow.

Although we characterize some of our interest-sensitive assets as securities available-for-sale, such securities are not purchased with the intent to sell in the near term. Rather, such securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk. We do not have any trading instruments nor do we classify any portion of the investment portfolio as trading. See "Notes to Consolidated Financial Statements—Summary of Significant Accounting Policies" included in Part IV, Item 15 of this report.

Asset Liability Management

The goal of asset liability management is the prudent control of market risk, liquidity, and capital. Asset liability management is governed by policies, goals, and objectives adopted and reviewed by the Bank's board of directors. Development of asset liability management strategies and monitoring of interest rate risk are the responsibility of the Asset Liability Committee, or ALCO, which is composed of members of senior management.

Interest Rate Risk

Interest rate risk is the risk of loss of future earnings or long-term value due to changes in interest rates. Our primary source of earnings is net interest income, which is affected by the level of interest rates, changes in interest rates, the speed of changes in interest rates, the relationship between rates on interest-bearing assets and liabilities, the impact of interest rate fluctuations on asset prepayments, and the mix of interest-bearing assets and liabilities.

The ability to optimize net interest income is largely dependent upon the achievement of an interest rate spread that can be managed during periods of fluctuating interest rates. Interest sensitivity is a measure of the extent to which net interest income will be affected by market interest rates over a period of time.

Net Interest Income Sensitivity

We believe net interest income sensitivity provides the best perspective of how day-to-day decisions affect our interest rate risk profile. We monitor net interest income sensitivity by utilizing an income simulation model to subject 12- and 24-month net interest income to various rate movements. Simulations modeled quarterly include scenarios where market rates change instantaneously up or down in a parallel or non-parallel manner. Estimates produced by our income simulation model are based on numerous assumptions including, but not limited to: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) repricing characteristics for market rate sensitive instruments, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) varying loan prepayment speeds for different interest rate scenarios, (6) the effect of interest rate limitations in our assets, such as caps and floors, and (7) overall growth and repayment rates and product mix of assets and liabilities. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results, but rather to provide insight into our current interest rate exposure and execute appropriate asset/liability management strategies accordingly.

The following table presents the net interest income simulation model's projected change in net interest income over a one-year horizon due to a change in interest rates. The net interest income simulation assumes parallel shifts in the yield curve and a static balance sheet. The net interest income simulation also uses a "deposit beta" modeling assumption which is an estimate of the change in interest-bearing deposit pricing for a given change in market interest rates. In up-rate scenarios, the deposit beta assumption is 30% with the pricing change occurring in the first month of the net interest income simulation horizon. In down-rate scenarios, the deposit beta assumption is 50% with the pricing change occurring in the first month of the net interest income simulation horizon. Actual changes to deposit pricing may vary significantly from this assumption due to management actions, customer behavior, and market forces, which may have significant impacts to our net interest income. The net interest income simulations at December 31, 2023 project that interest-bearing liabilities reprice faster than our interest earning assets.

Change in Interest Rate (basis points)	Percent Change in Net Interest Income December 31, 2023
+200	(8.13)%
+100	(4.01)%
-100	6.42%
-200	10.94%

The preceding interest rate sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results.

The Company uses financial derivative instruments for management of interest rate sensitivity. In August 2022, the Company entered into two interest rate collars related to variable-rate loans that were designated as cash flow hedges with a total notional amount of $300.0 million. The collars designated as cash flow hedges synthetically fix the interest income received by the Company when the collar index falls below a floor rate on a rate reset during the term of the collar and when the collar index exceeds the cap rate on a rate reset during the term of the collar without exchange of the underlying notional amount. In October 2022, the Company entered into four forward starting receive-fixed hedges related to pools of variable-rate loans and securities that were designated as cash flow hedges with a total notional amount of $850.0 million. The swaps designated as cash flow hedges synthetically fix the interest income received by the Company when they become effective. As of December 31, 2023, $900.0 million of the cash flow hedges were effective with the remaining $250.0 million becoming effective in April 2024.

Recent Accounting Pronouncements

The expected impact of accounting standards recently issued but not yet adopted are discussed in "Notes to Consolidated Financial Statements—Authoritative Accounting Guidance" included in Part IV, Item 15 of this report.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements of First Interstate BancSystem, Inc. and subsidiaries are contained in Part IV, Item 15 of this report and are incorporated herein by reference.

Report of RSM US LLP, Independent Registered Public Accounting Firm (PCAOB ID: 49)
Consolidated Balance Sheets — December 31, 2023 and 2022
Consolidated Statements of Income — Years Ended December 31, 2023, 2022, and 2021
Consolidated Statements of Comprehensive Income — Years Ended December 31, 2023, 2022, and 2021
Consolidated Statements of Stockholders' Equity — Years Ended December 31, 2023, 2022, and 2021
Consolidated Statements of Cash Flows — Years Ended December 31, 2023, 2022, and 2021
Notes to Consolidated Financial Statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. As of December 31, 2023, our management evaluated, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2023, were effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods required by the SEC's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with proper authorizations; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control over financial reporting processes and systems, no matter how well designed, have inherent limitations. Therefore, even processes and systems deemed to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria and guidelines established in the *Internal Control--Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management determined that the Company's internal control over financial reporting was not effective as of December 31, 2023, to the extent of the material weakness discussed below. Notwithstanding the foregoing determination, the deficiencies in our internal control over financial reporting and the material weakness described in this report did not result in any material misstatement in our consolidated financial statements or other disclosures included in this Annual Report on Form 10-K.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with its evaluation and assessment, the following combined deficiencies culminating in a material weakness have been identified by management.

Our management concluded that the Company's control over the establishment of new deposit accounts was not effectively designed to fully consider all of the relevant attributes and the sufficiency of the coverage of this control was not documented or assessed. In addition, segregation of duties over the establishment of new loan accounts and the maintenance of loan and deposit accounts was not adequately enforced by the workflow system. The Company also did not have effective information technology general controls (ITGCs) supporting the Company's internal control over financial reporting related to the documentation of the completeness and accuracy of user access to systems, change management segregation of duties over two systems, and sufficient identification of transfers between systems. These combined deficiencies, which in aggregate result in a material weakness, impact other automated and manual business process controls in the control environment that are dependent on the ineffective controls.

A discussion of the remediation steps that the Company has undertaken, including subsequent to year-end, to better define and document the appropriateness of its control environment and eliminate each of the deficiencies is provided below in this Item 9A under the caption "—Management's Remediation Plan", which immediately follows the more specific description of the above identified deficiencies.

Importantly, and as noted above, the deficiencies in our internal control over financial reporting and the material weakness described in this report did not result in any material misstatement in our consolidated financial statements or other disclosures. These deficiencies merely were determined to create a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis.

RSM US LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an audit report on our internal control over financial reporting as of December 31, 2023. RSM US LLP's report is presented below this management report in Item 9A of this Annual Report on Form 10-K.

Management's Remediation Plan

Beginning in July 2023, we pivoted from 100% testing of new deposit account attributes to sampling at up to a 30% testing approach of new deposit account attributes. The redesign did not adequately define the sampling methodology, including escalation procedures, and did not include all key deposit account attributes.

Regarding the remediation of the deficiency concerning the testing of new deposit account attributes, subsequent to year-end we engaged independent third-party consultants to assist us in evaluating the appropriateness and effectiveness of our testing approach and quantifying the reasonableness of the sample size. In addition, subsequent to year-end, we performed further testing over 2023 new deposit accounts with no material findings. We also took steps to ensure inclusion of all relevant fields to financial reporting within the scope of the review of new deposit accounts, revise sampling procedures to achieve additional precision, included rationale for sampling approach based on required exception rates for a material misstatement to be possible, and will include escalation procedures.

With respect to our workflow system associated with the establishment of new loan accounts and the maintenance of loan and deposit accounts, our workflow system is configured to automatically identify individuals who performed a deposit or loan boarding or maintenance activity and deny them access to perform a review of the activity performed. It was determined, however, that the workflow system had a vulnerability that could allow employees to edit some keywords associated with documents and workflows. It was determined that this vulnerability could pose segregation of duties concerns as employees with account boarding and maintenance access could bypass the control to allow them to perform quality control on their own activity.

With respect to the remediation of the segregation of duties deficiency related to our workflow system, upon identification of the deficiency, management promptly removed the ability of an employee to edit relevant 'keyword' fields in the workflow system to ensure appropriate level of system access. Following the remediation efforts, management performed a review of activity, including a review of workflow system logs, engaged in during 2023 to seek to identify any potential instances of unauthorized changes to keywords and investigate instances of actual segregation of duties violations related to deposit account maintenance and loan boarding and maintenance activity, and no unauthorized changes or violations were identified.

Our ITGC user access review and validation control activity has been established to ensure that system and application access remain appropriate for each employee's job role. During 2023, the Company onboarded a new system to increase the automation of user access reviews, intending to ensure complete and accurate populations were considered as part of the control activity. During the third quarter of 2023, it was determined that existing procedures should have more detail, and management updated the Company's processes and expanded its written procedures for obtaining complete and accurate populations of user access reviews for each system with a manual population and held training sessions with system administrators to increase detail and add support and seek to remediate the deficiency. Additionally, during the fourth quarter of 2023, a quality assurance process was implemented to add another layer of control prior to the finalization of each periodic user's access review. Management further intends to continue to identify systems that are compatible with the automation feature to further reduce manual processes, to consider timing of testing for systems subject to annual user access review, to review and enhance written procedures for obtaining accurate populations of user access, and conduct additional training with system administrators to further communicate the requirements of the periodic access review process, all with a view to promptly eliminate this deficiency.

Regarding the identified ITGC change management deficiency, technical limitations resulting in segregation of duties conflicts in the standard control environment were identified for changes deployed for two systems. A documented, weekly attestation and sign off is completed by management to attest to the review period; however, the preparer and reviewer are not independent of the activity to which they are attesting. In addition, due to an employee's leave of absence, the existing control activity was not operational for part of 2023. The employee resumed documentation of the review and the related attestation of implemented changes process upon return from leave, and thereafter a retroactive review was performed to ensure that there were no unauthorized changes to the systems while the employee was on leave. Because the remediation efforts to alleviate the segregation of duties concerns were not completed prior to year-end, it was determined that the existing technical limitations resulted in segregation of duties conflicts in the standard control environment at year end.

In order to remediate the identified change management deficiency, management has initiated a project to migrate to an alternate cloud solution that is expected to enable logical access implementation to support segregation of duties requirements through automation.

The ITGCs deficiency related to the sufficient identification of transfers between only those systems supporting the Company's internal control over financial reporting relates to the listing of relevant, specific transfers not being produced until December 2023. The Company identified all transfers between systems, which by definition included those systems supporting the Company's internal control over financial reporting, but it did not produce separately the more limited universe of systems subsumed by the larger universe. In addition, the control did not include sufficient logging and monitoring activities to demonstrate the effective execution of the control.

To remediate the Company's deficiency in producing the sufficient identification of transfers between only those systems supporting the Company's internal control over financial reporting, management in December 2023 enhanced its reporting capabilities to identify only data transfers supporting the Company's internal control over financial reporting. Furthermore, documentation of the control is being enhanced to ensure adequate system logging and monitoring for the prompt elimination of the deficiency.

By completing these remediation steps, our automated and manual business process controls that are dependent on the effectiveness of these remediated controls and ITGCs have been and will continue to be improved, with the effect that management believes that it will be able to remediate and eliminate the material weakness during 2024.

We have already completed some and are in the process of effecting other remediation efforts related to the deficiencies identified above. Remediation will not be considered complete until such controls have been properly tested for design and operating effectiveness by management and the external auditor.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than as described above regarding the remediation activities concerning the onboarding of a new system to increase the automation of user access reviews and the Company's deficiency in producing the sufficient identification of transfers between only those systems supporting the Company's internal control over financial reporting, the discussion with respect to which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Interstate BancSystem, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited First Interstate BancSystem, Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements and our report dated February 29, 2024 expressed an unqualified opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

The Company's control over the establishment of new deposit accounts was not effectively designed to fully consider all of the relevant attributes and the sufficiency of the coverage of this control was not documented or assessed. In addition, segregation of duties over the establishment of new loan accounts and the maintenance of loan and deposit accounts was not adequately enforced by the workflow system. The Company also did not have effective information technology general controls (ITGCs) supporting the Company's internal control over financial reporting related to the documentation of the completeness and accuracy of user access to systems, change management segregation of duties over two systems, and sufficient identification of transfers between systems. These combined deficiencies impact other automated and manual business process controls in the control environment that are dependent on the ineffective controls.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 financial statements, and this report does not affect our report dated February 29, 2024 on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/ RSM US LLP

Des Moines, Iowa
February 29, 2024

Item 9B. Other Information

(a) Effective February 26, 2024, pursuant to the 2023 Equity and Incentive Plan, the Company adopted (i) a form of Restricted Stock Unit Agreement to be used as the template for awards of restricted stock units and (ii) a form of Performance Restricted Stock Unit Agreement to be used as the template for awards of performance restricted stock units, that may be granted to eligible participants under the 2023 Equity and Incentive Plan, unless otherwise determined by the Compensation Committee of the Board.

(b) *Information Required by Item 407(c)(3) of Regulation S-K.* During the fiscal quarter ended December 31, 2023, none of the Company's directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Information concerning directors, executive officers, and corporate governance is set forth under the heading, "Directors and Executive Officers" and "Corporate Governance" in our Proxy Statement relating to our 2024 annual meeting of shareholders and is incorporated herein by reference.

Information concerning our compliance with section 16(a) of the Securities Exchange Act of 1934 is set forth under the heading "Delinquent Section 16(a) Reports" in our Proxy Statement relating to our 2024 annual meeting of shareholders and is herein incorporated herein by reference.

Item 11. Executive Compensation

Information concerning executive compensation is set forth under the headings "Compensation Discussion and Analysis," "Compensation of Named Executive Officers," "Director Compensation," and "Corporate Governance" in our Proxy Statement relating to our 2024 annual meeting of shareholders and is herein incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management as well as related stockholder matters is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in our Proxy Statement relating to our 2024 annual meeting of shareholders and is herein incorporated herein by reference.

The following table provides information, as of December 31, 2023, regarding our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by shareholders	—	$—	1,389,724
Equity compensation plans not approved by shareholders	NA	NA	NA
Total	—	$—	1,389,724

(1) Excludes number of securities to be issued upon exercise of outstanding options, warrants and rights.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information concerning relationships and related party transactions of certain of our executive officers, directors, and greater than 5% shareholders as well as the independence of our directors is set forth under the headings "Directors and Executive Officers" and "Certain Relationships and Related Party Transactions," and "Corporate Governance" in our Proxy Statement relating to our 2024 annual meeting of shareholders and is herein incorporated herein by reference. In addition, see "Notes to Consolidated Financial Statements—Related Party Transactions" included in Part IV, Item 15.

Item 14. Principal Accountant Fees and Services

Information concerning principal accountant fees and services and related information is set forth under the headings "Principal Accounting Fees and Services" and "Audit Committee Pre-Approval Policies and Procedures" in our Proxy Statement relating to our 2024 annual meeting of shareholders and is herein incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Our audited consolidated financial statements follow. The list of all financial statements filed as part of this filing is included above under Part II, Item 8. Financial Statements and Supplementary Data, on page 60, and incorporated herein by reference. Such audited consolidated financial statements follow:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of First Interstate BancSystem, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Interstate BancSystem, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Our report dated February 29, 2024 expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2023.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses - Loans Held for Investment

The Company's loans held for investment portfolio totaled $18,279.6 million as of December 31, 2023, and the associated allowance for credit losses on loans held for investment was $227.7 million. As described in Notes 1 and 6 to the financial statements, the allowance for credit losses on loans held for investment is a valuation account that is deducted from the Company's amortized cost basis of loans held for investment to present the net amount of loans held for investment expected to be collected. Expected future principal and interest cash flows are calculated using contractual repayment terms while considering prepayment, utilization, interest rate, and probability of default assumptions. Macroeconomic models calculate segment-specific multipliers using third party forecast data. The multipliers adjust the annual loss rates to the level expected under the economic conditions over the 2-year forecast period, followed by a 1-year straight-line reversion to the unadjusted historical average loss rates. The unadjusted loss rates then apply for the remaining life of the loan. The Company's allowance for credit losses on loans held for investment consists of three elements: (1) specific valuation allowances associated with collateral-dependent loans; (2) historical valuation allowances based on loan loss experience for similar loans with similar characteristics and trends and segment-specific multipliers using third party forecast data; and (3) adjustments to historical loss information for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix and trends, asset quality, or term as well as for changes in environmental and economic conditions, such as changes in unemployment rates, property values, or other relevant factors.

We identified the adjustments to historical loss information component of the allowance for credit losses on loans held for investment, both as it relates to current conditions and economic forecast selection, as a critical audit matter, because auditing this component of the allowance for credit losses on loans held for investment required significant auditor judgement related to estimates determined by management which are highly subjective and are highly sensitive to change in significant assumptions.

Our audit procedures related to the Company's adjustments to historical loss information component of the allowance for credit losses on loans held for investment included the following, among others:

- We obtained an understanding of the relevant controls related to the allowance for credit losses on loans held for investment and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of the allowance for credit losses on loans held for investment calculation, management's approval of economic forecast selection used to derive segment-specific multipliers within its macroeconomic model, management's assessment and review of the adjustments to historical loss information component of the allowance for credit losses on loans held for investment for current conditions, and management's validation of underlying source data.

- We tested management's calculation of adjustments to historical loss information within the allowance for credit losses on loans held for investment calculation by agreeing calculation inputs to the Company's internal and external source data, verifying the mathematical accuracy of the calculation of adjustments to historical loss information, and evaluating whether adjustments to historical loss information within the allowance for credit losses on loans held for investment, or lack thereof, were reasonable and consistent with Company provided internal data and external independent data.

- We evaluated management's selected economic forecast, used to derive segment-specific multipliers within its macroeconomic model, for reasonableness against alternative industry sources.

- We agreed management's calculated adjustments to historical loss information to the allowance for credit losses on loans held for investment calculation.

Goodwill

The Company's goodwill totaled $1,100.9 million as of December 31, 2023. As described in Notes 1 and 3 to the financial statements, the Company evaluates goodwill for impairment at least annually and on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment has occurred. As a result of the ongoing financial services economic conditions, including changes to the interest rate environment, continued volatility in the Company's common share price, and volatility in the Company's overall market capitalization during the third and beginning of the fourth quarter of 2023, the Company performed a quantitative interim goodwill impairment assessment for its sole reporting unit as of October 31, 2023 by weighting income and market-based approaches. The income approach measures the fair value of an interest in a business by discounting expected future cash flows to present value. The market approaches take into consideration fair values of comparable companies operating in similar lines of business that are potentially subject to similar economic and environmental factors and could be considered reasonable investment alternatives. The result of the income and market approaches were weighted in determining the fair value of the reporting unit.

We identified management's estimation of the fair value of its reporting unit as a critical audit matter, because the estimation of fair value required management to make significant assumptions and estimates around forecasted net income, the selection of discount rates, the selection of control premiums utilized in the valuation and the weighting of valuation methods used in determining the fair value of the reporting unit. In addition, our audit procedures to evaluate the reasonableness of management's net income forecasts, selection of discount rates, selection of control premiums and weighting of valuation methods utilized in the valuation required a higher degree of auditor judgement as well as an increased level of audit effort, including the involvement of valuation specialists related to valuation inputs determined by management which are highly subjective and are highly sensitive to change in significant assumptions.

Our audit procedures related to our evaluation of the reasonableness of the Company's net income forecasts, selection of discount rates, selection of the control premium utilized and weighting of the methods in the valuation included the following, among others:

- We obtained an understanding of the relevant controls related to net income forecasts and the selection of the discount rate, control premium and the weighting of valuation methods, and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of the net income forecasts, the selection of the discount rate and control premium and the weighting of valuation methods.

68

- We evaluated management's ability to accurately forecast net income by comparing actual results to management's historical forecasts.

- We evaluated the assumptions and estimates included in management's net income forecasts by: 1) comparing to industry forecasts and information included in industry analyst reports; 2) considering the impact of changes in the competitive and regulatory environment on management's forecast; and 3) assessing the reasonableness of strategic plans incorporated by the Company into the forecasts.

- We utilized internal valuation specialists to assist in evaluating the discount rate, the control premium selected by management and the weighting of valuation methods used in determining the fair value of the reporting unit. The evaluation included evaluating the reasonableness of market-based source information underlying the selection of the discount rate and control premium, testing the reasonableness of management's method, developing independent expectations, and the mathematical accuracy of the discount rate, control premium and weighting of valuation methods calculations

/s/ RSM US LLP

We have served as the Company's auditor since 2004.

Des Moines, Iowa
February 29, 2024

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

December 31,		2023		2022
Assets				
Cash and due from banks	$	378.2	$	349.2
Interest bearing deposits in banks		199.7		521.2
Federal funds sold		0.1		0.1
Total cash and cash equivalents		578.0		870.5
Investment securities:				
Available-for-sale, net of allowance for credit losses of $0 at December 31, 2023 and 2022 (amortized cost of $6,307.8 and $7,573.5 at December 31, 2023 and 2022, respectively)		5,841.5		6,946.1
Held-to-maturity, net of allowance for credit losses of $0.8 and $1.9 at December 31, 2023 and 2022, respectively (estimated fair values of $2,874.0 and $3,052.2 at December 31, 2023 and 2022, respectively)		3,207.9		3,451.8
Total investment securities		9,049.4		10,397.9
FHLB and FRB stock, at cost		223.2		198.6
Loans held for sale		47.4		79.9
Loans held for investment, net of deferred fees and costs		18,279.6		18,099.2
Allowance for credit losses		(227.7)		(220.1)
Net loans held for investment		18,051.9		17,879.1
Goodwill		1,100.9		1,100.9
Company-owned life insurance		502.4		497.9
Premises and equipment, net of accumulated depreciation		444.3		444.7
Other intangibles, net of accumulated amortization		81.4		97.0
Accrued interest receivable		129.1		118.3
Mortgage servicing rights, net of accumulated amortization and impairment reserve		28.3		31.1
Other real estate owned		16.5		12.7
Deferred tax asset, net		150.0		210.5
Other assets		268.4		348.7
Total assets	$	30,671.2	$	32,287.8
Liabilities and Stockholders' Equity				
Deposits:				
Non-interest bearing	$	6,029.6	$	7,560.0
Interest bearing		17,293.5		17,513.6
Total deposits		23,323.1		25,073.6
Securities sold under repurchase agreements		782.7		1,052.9
Accounts payable and accrued expenses		380.4		445.9
Accrued interest payable		52.2		14.5
Long-term debt		120.8		120.8
Other borrowed funds		2,603.0		2,327.0
Allowance for credit losses on off-balance sheet credit exposures		18.4		16.2
Subordinated debentures held by subsidiary trusts		163.1		163.1
Total liabilities		27,443.7		29,214.0
Stockholders' equity:				
Preferred stock, no par value; 100,000 shares authorized; none issued and outstanding		—		—
Common stock and additional paid-in-capital, $0.00001 par value; 150,000,000 shares authorized at December 31, 2023 and 2022; 103,941,626 and 104,442,023 shares issued and outstanding, respectively		2,448.9		2,478.2
Retained earnings		1,135.1		1,072.7
Accumulated other comprehensive loss, net		(356.5)		(477.1)
Total stockholders' equity		3,227.5		3,073.8
Total liabilities and stockholders' equity	$	30,671.2	$	32,287.8

See accompanying notes to consolidated financial statements.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data)

Year Ended December 31,		2023		2022		2021
Interest income:						
Interest and fees on loans	$	979.7	$	790.2	$	430.2
Interest and dividends on investment securities:						
Taxable		269.1		213.9		68.6
Exempt from federal taxes		3.2		3.9		4.1
Interest and dividends on FHLB and FRB stock		12.4		4.8		1.0
Interest on deposits in banks		15.7		8.7		2.6
Total interest income		1,280.1		1,021.5		506.5
Interest expense:						
Interest on deposits		242.6		48.3		8.1
Interest on securities sold under repurchase agreements		6.4		2.5		0.4
Interest on other borrowed funds		133.8		15.3		—
Interest on long-term debt		5.8		6.0		6.0
Interest on subordinated debentures held by subsidiary trusts		12.7		6.8		2.8
Total interest expense		401.3		78.9		17.3
Net interest income		878.8		942.6		489.2
Provision for (reversal of) credit losses		32.2		82.7		(14.6)
Net interest income after provision for (reversal of) credit losses		846.6		859.9		503.8
Non-interest income:						
Payment services revenues		76.4		74.1		45.1
Mortgage banking revenues		8.4		18.7		40.8
Wealth management revenues		35.3		34.3		26.3
Service charges on deposit accounts		23.0		24.6		16.5
Other service charges, commissions, and fees		9.5		15.5		7.9
Investment securities (losses) gains, net		(23.5)		(24.4)		1.1
Other income		17.9		20.4		11.8
Total non-interest income		147.0		163.2		149.5
Non-interest expense:						
Salaries and wages		263.1		282.1		164.9
Employee benefits		75.3		77.5		55.8
Outsourced technology services		59.0		54.3		32.8
Occupancy, net		48.0		44.0		28.7
Furniture and equipment		22.1		23.4		17.6
OREO expense, net of income		1.5		2.3		(0.2)
Professional fees		19.1		19.1		12.1
FDIC insurance premiums		31.5		14.0		6.6
Other intangibles amortization		15.7		15.9		9.9
Other expenses		121.5		114.5		65.7
Acquisition related expenses		—		118.9		11.6
Total non-interest expense		656.8		766.0		405.5
Income before income tax		336.8		257.1		247.8
Provision for income tax		79.3		54.9		55.7
Net income	$	257.5	$	202.2	$	192.1
Earnings per common share (Basic)	$	2.48	$	1.96	$	3.12
Earnings per common share (Diluted)		2.48		1.96		3.11

See accompanying notes to consolidated financial statements.

71

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

Year ended December 31,		2023		2022		2021
Net income	$	257.5	$	202.2	$	192.1
Other comprehensive income (loss) before tax:						
Investment securities available-for-sale:						
Change in net unrealized gains (losses) during the period		144.8		(613.1)		(113.7)
Reclassification adjustment for net losses (gains) included in income		23.5		24.4		(1.1)
Reclassification adjustment for securities transferred from held-to-maturity to available-for-sale		(7.2)		0.2		—
Net change in unamortized (losses) gains on available-for-sale investment securities transferred into held-to-maturity		(1.3)		(26.1)		20.2
Change in net unrealized loss (gain) on derivatives		0.9		(6.7)		4.2
Other comprehensive income (loss), before tax		160.7		(621.3)		(90.4)
Deferred tax (expense) benefit related to other comprehensive income (loss)		(40.1)		155.2		22.8
Other comprehensive income (loss), net of tax		120.6		(466.1)		(67.6)
Comprehensive income (loss), net of tax	$	378.1	$	(263.9)	$	124.5

See accompanying notes to consolidated financial statements.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except share and per share data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2020	$ 941.1	$ 962.1	$ 56.6	$ 1,959.8
Net income	—	192.1	—	192.1
Other comprehensive loss, net of tax expense	—	—	(67.6)	(67.6)
Common stock transactions:				
128,171 common shares purchased and retired	(5.4)	—	—	(5.4)
19,081 common shares issued	—	—	—	—
241,307 non-vested common shares issued	—	—	—	—
73,044 non-vested common shares forfeited or canceled	—	—	—	—
45,484 stock options exercised, net of 6,982 shares tendered in payment of option price and income tax withholding amounts	0.4	—	—	0.4
Stock-based compensation expense	8.9	—	—	8.9
Common cash dividends declared ($1.64 per share)	—	(101.6)	—	(101.6)
Balance at December 31, 2021	$ 945.0	$ 1,052.6	$ (11.0)	$ 1,986.6
Net income	—	202.2	—	202.2
Other comprehensive loss, net of tax expense	—	—	(466.1)	(466.1)
Common stock transactions:				
5,040,896 common shares purchased and retired	(199.0)	—	—	(199.0)
46,913,370 common shares issued	1,722.5	—	—	1,722.5
458,177 non-vested common shares issued	—	—	—	—
106,891 non-vested common shares forfeited or canceled	—	—	—	—
17,807 stock options exercised, net of 4,877 shares tendered in payment of option price and income tax withholding amounts	0.1	—	—	0.1
Stock-based compensation expense	9.6	—	—	9.6
Common cash dividends declared ($1.70 per share)	—	(182.1)	—	(182.1)
Balance at December 31, 2022	$ 2,478.2	$ 1,072.7	$ (477.1)	$ 3,073.8
Net income	—	257.5	—	257.5
Other comprehensive income, net of tax expense	—	—	120.6	120.6
Common stock transactions:				
1,056,191 common shares purchased and retired	(34.0)	—	—	(34.0)
683,574 non-vested common shares issued	—	—	—	—
127,780 non-vested common shares forfeited or canceled	—	—	—	—
Stock-based compensation expense	4.7	—	—	4.7
Common cash dividends declared ($1.88 per share)	—	(195.1)	—	(195.1)
Balance at December 31, 2023	$ 2,448.9	$ 1,135.1	$ (356.5)	$ 3,227.5

See accompanying notes to consolidated financial statements.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

Year Ended December 31,		2023		2022		2021
Cash flows from operating activities:						
Net income	$	257.5	$	202.2	$	192.1
Adjustments to reconcile net income from operations to net cash provided by operating activities:						
Provision for (reversal of) credit losses		32.2		82.7		(14.6)
Net (gain) loss on disposal of premises and equipment		0.7		(2.0)		(1.8)
Depreciation and amortization		53.8		55.5		44.4
Net premium amortization on investment securities		2.4		17.0		38.8
Net loss (gain) on investment securities transactions		23.5		24.4		(1.1)
Realized and unrealized net gains on mortgage banking activities		(2.8)		(9.4)		(26.2)
Net gain on sale of OREO		(0.1)		(0.7)		(0.3)
Write-downs of OREO and other assets pending disposal		1.1		2.8		—
Net gain on extinguishment of debt		—		(1.4)		—
Mortgage servicing rights recovery		—		(3.4)		(6.9)
Deferred taxes		20.4		(4.7)		5.0
Net increase in cash surrender value of company-owned life insurance		(9.7)		(11.1)		(6.1)
Stock-based compensation expense		4.7		9.6		8.9
Originations of mortgage loans held for sale		(351.5)		(429.5)		(817.4)
Proceeds from sales of mortgage loans held for sale		359.5		461.6		883.9
Changes in operating assets and liabilities:						
(Increase) decrease in interest receivable		(10.8)		(37.8)		3.7
Decrease (increase) in other assets		80.5		(12.9)		(16.4)
Increase (decrease) in accrued interest payable		37.7		8.4		(2.0)
(Decrease) increase in accounts payable and accrued expenses		(71.1)		183.1		(1.7)
Net cash provided by operating activities		428.0		534.4		282.3
Cash flows from investing activities:						
Purchases of investment securities:						
Held-to-maturity		(0.5)		(858.5)		(1,238.0)
Available-for-sale		(134.2)		(3,309.4)		(2,717.8)
Proceeds from sales, maturities, and pay-downs of investment securities:						
Held-to-maturity		227.3		370.5		257.6
Available-for-sale		1,390.7		1,926.5		1,118.0
Purchases of FHLB and FRB stock		(290.8)		(241.4)		—
Proceeds from FHLB and FRB stock		266.2		112.2		—
Proceeds from bank-owned life insurance settlements		5.2		1.3		1.0
Extensions of credit to clients, net of repayments		(185.8)		(951.4)		467.8
Proceeds from sales of OREO		3.5		3.4		1.7
Proceeds from the sale of Health Savings Accounts		—		1.4		—
Acquisition of bank and bank holding company, net of cash and cash equivalents received		—		2,006.9		—
Capital expenditures, net of sales		(28.2)		(10.5)		(10.3)
Net cash provided by (used in) investing activities	$	1,253.4	$	(949.0)	$	(2,120.0)

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In millions)

Year Ended December 31,		2023		2022		2021
Cash flows from financing activities:						
Net (decrease) increase in deposits	$	(1,750.5)	$	(2,884.0)	$	2,052.6
Net (decrease) increase in securities sold under repurchase agreements		(270.2)		28.9		(40.3)
Net increase in other borrowed funds		276.0		2,327.0		—
Repayments of long-term debt		(0.1)		(164.1)		—
Advances on long-term debt		—		14.3		—
Payment of stock issuance costs		—		(0.8)		—
Proceeds from issuance of common stock		—		0.1		0.4
Purchase and retirement of common stock		(34.0)		(199.0)		(5.4)
Dividends paid to common stockholders		(195.1)		(182.1)		(101.6)
Net cash (used in) provided by financing activities		(1,973.9)		(1,059.7)		1,905.7
Net (decrease) increase in cash and cash equivalents		(292.5)		(1,474.3)		68.0
Cash and cash equivalents at beginning of period		870.5		2,344.8		2,276.8
Cash and cash equivalents at end of period	$	578.0	$	870.5	$	2,344.8
Supplemental disclosures of cash flow information:						
Cash paid during the period for income taxes	$	51.2	$	57.8	$	56.8
Cash paid during the period for interest expense		363.6		32.0		19.3
Supplemental disclosures of noncash investing and financing activities:						
Right-of-use assets obtained in exchange for operating lease liabilities		6.4		22.9		5.9
Transfer of held-to-maturity to available-for-sale securities		23.0		10.9		—
Transfer of available-for-sale to held-to-maturity securities		—		463.6		672.2
Transfer of held-for-sale to held for investment loans		29.6		19.8		—
Transfer of held for investment to held-for-sale loans		30.4		12.4		—
Transfer of loans to other real estate owned		8.3		0.4		0.9
Shares issued for acquisition		—		1,723.3		—
Capitalization of internally originated mortgage servicing rights		1.1		2.5		3.7
Supplemental schedule of noncash investing activities from acquisitions:						
Investment securities		—		2,699.0		—
Securities purchased under agreement to resell		—		101.1		—
Loans held for sale		—		217.0		—
Loans held for investment, net		—		7,645.5		—
Premises and equipment		—		144.7		—
Goodwill		—		479.3		—
Other intangibles		—		72.9		—
Mortgage servicing rights		—		1.3		—
Company-owned life insurance		—		186.6		—
Deferred tax assets		—		60.2		—
Other real estate owned		—		15.8		—
Other assets		—		200.8		—
Total noncash assets acquired		—		11,824.2		—
Deposits		—		11,688.0		—
Securities sold under repurchase agreements		—		74.0		—
Accounts payable and accrued expenses		—		110.4		—
Long-term debt		—		159.3		—
Subordinated debentures held by subsidiary trusts		—		76.1		—
Total liabilities assumed	$	—	$	12,107.8	$	—

See accompanying notes to consolidated financial statements.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(1)   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business. First Interstate BancSystem, Inc. (the "Parent Company" and collectively with its subsidiaries, the "Company") is a financial and bank holding company that, through the branch offices of its bank subsidiary, provides a comprehensive range of banking products and services to individuals, businesses, municipalities, and other entities throughout Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, and Wyoming. In addition to its primary emphasis on commercial and consumer banking services, the Company also offers trust, employee benefit, investment, and insurance services through its bank subsidiary. The Company is subject to competition from other financial institutions and nonbank financial companies, and is also subject to the regulations of various government agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation. The Company's consolidated financial statements include the accounts of the Parent Company and its operating subsidiaries. As of December 31, 2023, the Company had one significant subsidiary, First Interstate Bank ("FIB"). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications, none of which were material, have been made in the consolidated financial statements for 2022 and 2021 to conform to the 2023 presentation. These reclassifications did not change previously reported net income or stockholders' equity.

Business Combinations. The Company accounts for all business combinations using the acquisition method of accounting. Under this method of accounting, acquired assets and assumed liabilities are included with the acquirer's accounts as of the date of acquisition, with any excess of purchase price over the fair value of the net assets acquired recognized as either finite lived intangibles or capitalized as goodwill. In addition, acquisition related costs and restructuring costs are recognized as period expenses as incurred. Fair values are subject to refinement over the measurement period, not to exceed one year after the closing date.

Equity Method Investments. The Company has investments in real estate joint ventures that are not consolidated because the Company does not own a majority voting interest, control the operations, or receive a majority of the losses or earnings of the joint venture. These joint ventures are accounted for using the equity method of accounting whereby the Company initially records its investment at cost (or fair value at the date of acquisition) and then subsequently adjusts the carrying value for the Company's proportionate share of distributions and earnings or losses of the joint ventures.

Variable Interest Entities. The Company's wholly owned business trusts, FI Statutory Trust I ("Trust I"), FI Capital Trust II ("Trust II"), FI Statutory Trust III ("Trust III"), FI Capital Trust IV ("Trust IV"), FI Statutory Trust V ("Trust V"), FI Statutory Trust VI ("Trust VI"), Northwest Bancorporation Capital Trust I ("Trust VII"), GWB Capital Trust VI ("Trust VIII"), Sunstate Bancshares Trust II (Trust IX"), Great Western Statutory Trust IV ("Trust X"), HF Financial Capital Trust III ("Trust XI"), HF Trust IV ("Trust XII"), HF Trust V ("Trust XIII"), and HF Trust VI ("Trust XIV") are variable interest entities for which the Company is not a primary beneficiary. Accordingly, the accounts of Trust I through Trust XIV are not included in the accompanying consolidated financial statements, and are instead accounted for using the equity method of accounting.

The Company has equity investments in variable interest Certified Development Entities ("CDEs") which have received allocations under the New Markets Tax Credits Program. The underlying activities of the CDEs are community development projects designed primarily to promote community welfare, such as economic rehabilitation and development of low-income areas by providing housing, services, or jobs for residents. The maximum exposure to loss in the CDEs is the amount of equity invested and credit extended by the Company. The Company has credit protection in the form of indemnification agreements, guarantees, and collateral arrangements.

Assets Held in Fiduciary or Agency Capacity. The Company holds certain trust assets in a fiduciary or agency capacity. The Company also purchases and sells federal funds as an agent. These and other assets held in an agency or fiduciary capacity are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements.

76

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for credit losses, the valuation of goodwill and intangible assets, and fair values of investment securities and other financial instruments.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold for less than three-month periods, and interest-bearing deposits in banks with original maturities of less than three months. As of December 31, 2023 and 2022, the Company had cash of $199.0 million and $518.9 million, respectively, on deposit with the Federal Reserve Bank (FRB). On March 15, 2020, the Federal Reserve reduced reserve requirement ratios to zero percent effective March 26, 2020. This action eliminated reserve requirements for all depository institutions.

Debt Security Investments. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Investments in debt securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, or other factors, are classified as available-for-sale and carried at fair value. The unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of stockholders' equity and comprehensive income. Management determines the appropriate classification of securities at the time of purchase and at each reporting date management reassesses the appropriateness of the classification.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for accretion of discounts to maturity and amortization of premiums over the estimated average life of the security, without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated, or in the case of callable securities, through the first call date, using the effective yield method. Such amortization and accretion is included in interest income. Realized gains and losses on sales are recorded on the trade date in investment securities gains and losses and determined using the specific identification method.

Accrued interest receivable on investment securities totaled $38.5 million and $38.9 million at December 31, 2023 and 2022, respectively, and was reported in the accrued interest receivable line item on the consolidated balance sheets.

Allowance for Credit Losses - Held-to-Maturity Securities: Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type. Accrued interest receivable on held-to-maturity debt securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Management classifies the held-to-maturity portfolio into the following major security types:

U.S. Treasury notes. U.S. Treasury notes issued by the U.S. Department of the Treasury are guaranteed by the U.S. government with very little risk to default.

State, county, and municipal securities. Municipal bonds issued by municipal governments within the U.S. These types of securities are primarily composed of general obligation bonds, or municipal bonds backed by the credit and taxing power of the issuing jurisdiction and revenue obligation bonds, or municipal bonds that are financed by income-producing projects and are secured by a specified source of revenue. Municipal issues shall have at least a "BBB" rating by Moody's and/or Standard and Poor's, or equivalent creditworthiness must be established prior to purchase. All non-rated or private placement securities must be analyzed and approved by the Company's Credit Department and documented prior to purchase.

Obligations of U.S. government agencies and entities. Securities held by the Company are primarily issued by The Federal Home Loan Mortgage Corporation, known as Freddie Mac, and The Federal National Mortgage Association, known as Fannie Mae, which are implicitly guaranteed by the U.S. government and are consistently highly rated by major rating agencies with very little risk to default.

U.S. agency commercial mortgage-backed securities. Commercial mortgage-backed securities held by the Company are primarily issued by U.S. government agencies and entities. These securities are either explicitly or implicitly guaranteed by the U.S. government, are consistently highly rated by major rating agencies with very little risk to default.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

U.S. agency residential mortgage-backed securities. Residential mortgage-backed securities held by the Company are primarily issued by U.S. government agencies and entities. These securities are either explicitly or implicitly guaranteed by the U.S. government, are consistently highly rated by major rating agencies with very little risk to default.

Collateralized mortgage obligations. Collateralized mortgage obligations include agency and non-agency residential securities which carry ratings no lower than investment grade "BBB" and pass the federal financial institutions examinations test (Collateral Mortgage Obligation volatility test) at the time of purchase.

Corporate securities. Securities held by the Company are primarily comprised of corporate bonds (both senior and subordinated-debt) issued by a firm or public entity which carry ratings no lower than investment grade "BBB" or better by Moody', Standard and Poor's, or Kroll rating agencies. All corporate subordinated-debt securities are analyzed and approved by the Company prior to purchase.

Allowance for Credit Losses - Available-For-Sale Securities: For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company performs a qualitative assessment as to whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on available-for-sale debt securities is excluded from the estimate of credit losses.

Loans Held for Sale. The Company originates certain loans intended for sale in the secondary market. Conforming agency mortgage production is sold on a servicing retained basis. Certain loans, such as government guaranteed mortgage loans, are sold on a servicing released basis. Residential loans the Company originated with the intent to sell are classified as loans held for sale and recorded at fair value, determined individually, as of the balance sheet date. The loan's fair value includes the servicing value of the loans as well as any accrued interest. The fair value of loans held for sale are primarily determined based on quoted prices for similar loans in active markets or outstanding commitments from third-party investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to non-interest income in the consolidated statements of operations. Net gains and losses on loan sales are recorded as a component of non-interest income.

Performing residential real estate loans that are held for sale are generally sold with servicing rights retained. Upon the sale of an originated loan, the mortgage servicing right is recorded at its estimated fair value.

Loans that are originated and classified as held for investment are periodically sold in order to manage liquidity, asset credit quality, interest rate risk, or concentration risk. Loans that are reclassified into loans held for sale from loans held for investment, due to a change in intent, are recorded at the lower of cost or fair value less cost to sell, except for certain loans which are recorded at fair value, determined individually, as of the balance sheet date. Any changes in fair value attributable to credit deterioration at the time of transfer are charged against the allowance for credit losses.

Loans Held for Investment. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost or principal balance outstanding. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred loan fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Accrued interest receivable on loans held for investment totaled $86.1 million and $76.5 million at December 31, 2023 and 2022, respectively, and was reported in the accrued interest receivable line item on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance of underlying loans. Interest income on mortgage and commercial loans is discontinued and placed on nonaccrual status at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection.

Mortgage loans that are 180 days past due and commercial loans are charged off to the extent principal or interest is deemed uncollectible. Consumer and credit card loans continue to accrue interest until they are charged off no later than 120 days past due unless the loan is in the process of collection. Past-due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Purchased Credit Deteriorated ("PCD") Loans

The Company has loans acquired through acquisitions, some of which have experienced more than insignificant credit deterioration since origination. Loans that meet at least one of the following criteria are considered to have experienced more-than-insignificant credit deterioration since origination at the date of acquisition: 1) have experienced more than one delinquency of more than 60 days or 60+ days as of the acquisition date; 2) have been placed on nonaccrual status at any point since origination; 3) are special mention, substandard, doubtful as of the acquisition date; 4) have experienced a modification to a borrower experiencing financial difficulty as of the acquisition date; or 5) are in high-risk industries based on macroeconomic conditions and local market conditions of the acquired entity on the acquisition date. PCD loans are recorded at the amount paid for the loan. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense.

Allowance for Credit Losses - Loans held for investment

During the second quarter of 2023, the Company transitioned its *Current Expected Credit Loss* accounting standard ("CECL"), or ASC 326, model. The new model utilizes fewer portfolio loss segments than the old model due to limited observations of data within certain portfolio loss segments under the old model. The new model calculates historical loss rates by averaging quarterly net charge-offs for each loss segment. The loss rates are macroeconomic-conditioned and applied to loan-level expected cash flows based on contractual repayment terms. The loss rates also consider prepayment, utilization, interest rate, and probability of default assumptions. This change did not result in a material impact to the Company's financial statements.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected over the life of the loans. Loans are charged off against the allowance when management determines that a loan balance cannot be collected. The Company applies recoveries when received and has elected not to forecast recoveries for purposes of calculating the allowance for credit losses.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix and trends, asset quality, or term. Other loan-specific risk characteristics may include changes in environmental and economic conditions, such as changes in unemployment rates, property values, or other relevant factors.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The allowance for credit losses is measured on a collective basis when similar risk characteristics exist.

Annualized loss rates are recalculated quarterly, with subsequent recoveries captured in the quarter a loan was charged off and are averaged across a look back period from 2009 to the current period. Expected future principal and interest cash flows are calculated using contractual repayment terms while considering prepayment, utilization, interest rate, and probability of default assumptions. Macroeconomic models calculate segment-specific multipliers using third party forecast data. The multipliers adjust the annual loss rates to the level expected under the economic conditions over the 2-year forecast period, followed by a 1-year straight-line reversion to the unadjusted historical average loss rates. The unadjusted loss rates then apply for the remaining life of the loan. Estimated losses are totaled and aggregated to the portfolio segment level.

The Company segments the loan portfolio into pools based on the following risk characteristics: financial asset type, collateral type, loan structure, credit characteristics, outstanding loan balances, contractual terms and prepayment assumptions, utilization assumptions, industry of borrower and concentrations, and historical or expected credit loss.

The Company has identified the following portfolio segments:

Real Estate loans. Include commercial real estate loans which are non-farm, non-residential real estate loans generally secured by first liens on income-producing real estate and generally mature in less than 10 years; construction development loans which are primarily to commercial builders for residential lot development and the construction of single-family residences and commercial real estate properties, commercial construction loans which are primarily made to commercial builders for the development of commercial real estate properties; and construction and development loans which are generally underwritten pursuant to credit worthiness or pre-qualification for permanent financing. During the construction phase for any of the above loans, the borrower pays interest only. In most cases, construction and development loans generally transition to a permanent real estate loans or otherwise mature in three years or less.

Real estate loans also include agricultural real estate loans that generally mature in ten years or less, secured by farmland or ranchland. These loans fund the construction of short, intermediate, and long-term structures and are made to experienced agriculturalists who have demonstrated management capabilities, established production and historical financial performance. Real estate loans also include consumer home equity and home equity lines of credit ("HELOC") that are secured by residential property and generally mature in 25 years or less, and residential loans which are loans to finance the purchase or refinance of residential property which are typically secured by first liens or are construction loans to commercial builders or owner occupants for the construction of single-family residences. Residential 1-4 family loans generally mature within 15 years, and in some instances, could mature up to 30 years. Construction loans are generally underwritten pursuant to credit worthiness or pre-qualification for permanent financing. During the construction phase the borrower pays interest only. Residential construction loans generally transition to a permanent residential loan or otherwise mature in two years or less.

Consumer loans. Include indirect, direct advance lines, and credit cards. Indirect are loan contracts advanced for the purchase of automobiles, boats, and other consumer goods from the consumer product dealer networks within our market areas. Indirect dealer loans are generally secured by automobiles, recreational vehicles, boats, and other types of personal property and are made on an installment basis. Consumer indirect line loans generally mature in seven years or less. Consumer direct and advance line loans are originated for a variety of purposes including the purchase of automobiles, boats and other consumer goods, home improvements, medical expenses, vehicle repairs, debt consolidation, and planned expenses in addition to the purchase of automobiles, boats, and other consumer goods. Consumer direct and advance line loans generally mature in seven years or less. Consumer credit card loans are lines of credit offered to clients in our market areas that are generally floating rate loans and include both unsecured and secured lines. Consumer credit card loans generally do not have stated maturities but are reviewed periodically and are unconditionally cancellable.

Commercial loans. Include commercial and industrial loans through a mix of variable and fixed rate commercial loans, including loans to finance showroom floor inventories and other loans for commercial purposes that are secured by 1-4 family residential property. These loans are typically made to small and medium-sized manufacturing, wholesale, retail, and service businesses for working capital needs and business expansions. Floor plan loans and commercial purpose loans secured by 1-4 family residential property generally mature in seven years or less. Commercial loans also include secured and unsecured lines of credit, business credit cards, and loans with maturities of five years or less. Outstanding balances on these commercial loans tend to be cyclical in nature. These loans are generally made with business operations as the primary source of repayment, and are typically collateralized by inventory, accounts receivable, equipment, and/or personal guarantees.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Agricultural loans. Agricultural loans generally consist of short and medium-term loans and lines of credit that are primarily used for crops, livestock, equipment, and general operations. Agricultural loans are ordinarily secured by assets such as livestock or equipment and are repaid from the operations of the farm or ranch. Agricultural loans generally have maturities of seven years or less, with operating lines for one production season.

Contractual Term. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments, defaults, interest rates, and utilization rates. The contractual term excludes expected extensions, renewals, and modifications unless either management has a reasonable expectation at the reporting date that a modification to borrowers experiencing financial difficulty will be executed or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

A loan for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, is considered to be a modification to borrowers experiencing financial difficulty. The allowance for credit loss on a modification to borrowers experiencing financial difficulty is measured using the same method as all other loans held for investment, except when the loan is individually assessed for credit loss.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. Management considers our unused credit card lines and federal fund lines, extended to others, to be unconditionally cancellable. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate considers the likelihood that funding will occur and includes expected credit losses on commitments expected to be funded over the estimated life.

The Company has identified commitments to extend credit and standby letters of credit determined not to be unconditionally cancellable as categories with off-balance sheet credit exposures and uses the commitment balance, expected loss rate, expected cash flows, and utilization rate as primary assumptions to develop the allowance for credit losses on those exposures. The utilization rate represents management's best estimate of the probability that the unfunded portion of the commitment will be funded given existing economic conditions.

Goodwill. The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely impairment has occurred. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount. In any given year the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is in excess of its carrying value. If it is not more likely than not that the fair value of the reporting unit is in excess of the carrying value, or if the Company elects to bypass the qualitative assessment, a quantitative impairment test is performed. In performing a quantitative test for impairment, the fair value of net assets is estimated based on analyses of the Company's market value, discounted cash flows and peer values. The determination of goodwill impairment is sensitive to market-based economics and other key assumptions used in determining or allocating fair value. Variability in the market and changes in assumptions or subjective measurements used to allocate fair value are reasonably possible and may have a material impact on our consolidated financial statements or results of operations.

Core Deposit and Other Customer Relationship Intangibles. Intangible assets consist of core deposit intangibles and other customer relationship intangibles. Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed, as a result of acquisitions, and are amortized using an accelerated method based on the estimated weighted average useful lives of the related deposits, which is generally ten years. Other customer relationship intangibles represent the value of the identifiable intangible value assigned to customer relationships arising from acquired companies and are amortized using the straight-line method over the estimated useful life, which is 12 years.

Mortgage Servicing Rights. The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Mortgage servicing rights are initially recorded at fair value based on comparable market data and are amortized in proportion to and over the period of estimated net servicing income. Mortgage servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate, and loan term. Impairment adjustments, if any, are recorded through a valuation allowance.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Premises and Equipment. Buildings, furniture, and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line methods over estimated useful lives of 5 to 45 years for buildings and improvements and 3 to 15 years for furniture and equipment. Leasehold improvements and assets acquired under a financing lease are amortized over the shorter of their estimated useful lives or the terms of the related leases. Land is recorded at cost. Costs incurred for maintenance and repairs are expensed as incurred.

We have leased branches and office space and have entered into various other agreements in conducting our business. Operating lease right-of-use assets are included within the Premises and Equipment line item and our operating lease liability is included within the Other Liabilities line item. Operating lease expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectations regarding the terms. Variable lease costs such as property taxes are expensed as incurred. Lease and non-lease components are accounted for separately as the amounts are readily determinable under our lease contracts. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

In recognizing lease right-of use assets and related lease liabilities, we determine whether an agreement represents a lease and at commencement of the lease we evaluate each agreement to determine whether the lease is an operating or financing lease. Some of our lease agreements have contained renewal options, tenant improvement allowances, rent holidays, and rent escalation clauses. We hold one financing lease with the remaining leases classified as operating leases. Right-of-use lease assets represent our right to use the underlying asset for the lease term and the lease obligation represents our commitment to make the lease payments arising from the lease. Right-of-use lease assets and obligations are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For the Company's leases that do not provide an implicit rate, we use an estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The right-of-use lease asset includes any lease payments made prior to commencement and excludes any lease incentives. The estimated lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Company-Owned Life Insurance. Key executive and group life insurance policies are recorded at their cash surrender value. Separate account group life insurance policies are subject to a stable value contract that offsets the impact of interest rate fluctuations on the market value of the policies and are recorded at the stabilized investment value. Increases in the cash surrender or stabilized investment value of insurance policies, as well as insurance proceeds received, are recorded as other non-interest income, and are not subject to income taxes.

Deferred Compensation Plan. The Company has a deferred compensation plan for the benefit of certain highly compensated officers and directors of the Company. The plan allows for discretionary employer contributions in excess of tax limits applicable to the Company's 401(k) plan and the deferral of salary, short-term incentives, or director fees subject to certain limitations. Deferred compensation plan assets and liabilities are included in the Company's consolidated balance sheets at fair value. As of December 31, 2023 and 2022, deferred compensation plan assets were $19.2 million and $18.7 million, respectively. Corresponding deferred compensation plan liabilities were $19.2 million and $18.7 million as of December 31, 2023 and 2022, respectively.

Impairment of Long-Lived Assets. Long-lived assets, including premises and equipment and certain identifiable intangibles, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The amount of the impairment loss, if any, is based on the asset's fair value. No impairment losses were recognized in 2023, 2022, or 2021.

Other Real Estate Owned (OREO). Real estate acquired in satisfaction of loans is initially carried at current fair value less estimated selling costs. Any excess of loan carrying value over the fair value of the real estate acquired is recorded as a charge to the allowance for credit losses. Subsequent declines in fair value less estimated selling costs are included in OREO expense. Subsequent increases in fair value less estimated selling costs are recorded as a reduction in OREO expense to the extent of recognized losses. Operating expenses, net of related income, and gains or losses on sales are included in OREO expense.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Restricted Equity Securities. The Company, as a member of the FRB and the Federal Home Loan Bank of Des Moines ("FHLB"), is required to maintain investments in each of the organization's capital stock. As of December 31, 2023 and 2022, restricted equity securities of the FRB of $94.2 million and $93.6 million, respectively, and restricted equity securities of the FHLB of $127.8 million and $103.8 million, respectively, in addition to other equity securities of $1.2 million and $1.2 million, respectively, were included in the consolidated balance sheets caption FHLB and FRB stock, at cost. No ready market exists for the FHLB and FRB restricted equity securities, and they have no quoted market values. Restricted equity securities are periodically reviewed for impairment based on ultimate recovery of par value.

The determination of whether a decline affects the ultimate recovery of par value is influenced by the significance of the decline compared to the cost basis of the restricted equity securities, length of time a decline has persisted, impact of legislative and regulatory changes on the issuing organizations, and the liquidity positions of the issuing organizations. Based on management's assessment, no impairment losses were recorded on restricted equity securities during 2023, 2022, or 2021.

Derivatives and Hedging Activities. For asset and liability management purposes, the Company enters into interest rate swap contracts to hedge against changes in forecasted cash flows due to interest rate exposures. Interest rate swaps are contracts in which a series of interest payments are exchanged over a prescribed period. The notional amount upon which the interest payments are based is not exchanged.

The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The gain or loss on cash flow hedging instruments is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period during which the transaction affects earnings.

When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively when (a) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (b) the derivative expires or is sold, terminated, or exercised; (c) the derivative is de-designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (d) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current-period earnings.

The Company also enters into certain interest rate swap contracts that are not designated as hedging instruments. These derivative contracts relate to transactions in which the Company enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with a third-party financial institution. Because the Company acts as an intermediary for the client, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Company's results of operations.

In the normal course of business, the Company enters into interest rate lock commitments to finance residential mortgage loans that are not designated as accounting hedges. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by the Company. Interest rate risk arises on these commitments and subsequently closed loans if interest rates change between the time of the interest rate lock and the delivery of the loan to the investor. Loan commitments related to residential mortgage loans intended to be sold are considered derivatives and are marked to market through earnings. In addition to the effects of the change in market interest rate, the fair value measurement of the derivative also contemplates the expected cash flows to be received from the counterparty from the future sale of the loan.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The Company sells residential mortgage loans on either a best efforts or mandatory delivery basis. The Company mitigates the effect of the interest rate risk inherent in providing interest rate lock commitments by entering into forward loan sales contracts. During the interest rate lock commitment period, these forward loan sales contracts are marked to market through earnings and are not designated as accounting hedges. Exclusive of the fair value component associated with the projected cash flows from the loan delivery to the investor, the changes in fair value related to movements in market rates of the interest rate lock commitments and the forward loan sales contracts generally move in opposite directions, and the net impact of changes in these valuations on net income during the loan commitment period is generally inconsequential. When the loan is funded to the borrower, the interest rate lock commitment derivative expires and the Company records a loan held for sale. The forward loan sales contract acts as a hedge against the variability in cash to be received from the loan sale. The changes in measurement of the estimated fair values of the interest rate lock commitments and forward loan sales contracts are included in mortgage banking revenues in the accompanying consolidated statements of income.

Software. Capitalized software, stated at cost less accumulated amortization, includes purchased software, capitalizable application development costs associated with internally developed software, and cloud computing arrangements, including capitalizable implementation costs associated with hosting arrangements that are service contracts. Capitalized software is included in premises and equipment, net of accumulated depreciation on the Consolidated Balance Sheets. Amortization expense, generally computed on the straight-line method, is charged to furniture and equipment in the Consolidated Statements of Income over the estimated useful life of the software, generally three to five years, or the term of the hosting arrangement for implementation costs related to service contracts. Cloud computing arrangements include software as a service (SaaS), platform as a service (PaaS), infrastructure as a service (IaaS) and other similar hosting arrangements. The Company primarily utilizes SaaS and PaaS arrangements. Capitalized implementation costs of hosting arrangements that are service contracts were $2.3 million and $3.4 million at December 31, 2023 and 2022, respectively.

Earnings Per Common Share. Basic and diluted earnings per common share are calculated using a two-class method. Under the two-class method, basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period, excluding outstanding participating securities. Participating securities include non-vested performance restricted stock awards granted and all non-vested time restricted stock awards. Diluted earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding determined for the basic earnings per share calculation plus the dilutive effect of stock compensation using the treasury stock method.

Income Taxes. The Parent Company and its subsidiaries have elected to be included in a consolidated federal income tax return. For state income tax purposes, the combined taxable income of the Parent Company and its subsidiaries is apportioned among the states in which operations take place. Federal and state income taxes attributable to the subsidiaries, computed on a separate return basis, are paid to or received from the Parent Company.

The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based on enacted income tax rates which will be in effect when the differences between the financial statement carrying values and tax bases of existing assets and liabilities are expected to be reported in taxable income.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company provides for interest and, in some cases, penalties on tax positions that may be challenged by the taxing authorities. Interest expense is recognized beginning in the first period that such interest would begin accruing. Penalties are recognized in the period that the Company claims the position in the tax return. Interest and penalties on income tax uncertainties are classified within income tax expense in the consolidated statements of income. With few exceptions, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2020. The Company had no material penalties as of December 31, 2023, 2022, or 2021.

84

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Revenue Recognition. The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. The principal source of revenue is interest income from loans and investments. The Company also earns non-interest income from various banking and financial services offered to its clients. Certain specific policies related to non-interest income include the following:

Wealth management and trust fee income

Wealth management and trust fee income represents monthly or other periodic fees due from wealth management clients as consideration for managing the clients' assets. Wealth management and trust services include custody of assets, investment management, fees for trust services and similar fiduciary activities. Revenue is recognized when our performance obligation is completed. The Company does not earn performance-based incentives. Optional services such as estate settlement and other court appointed services are available to existing trust and asset management clients. The Company's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, at a point in time.

Service charges on deposit accounts

Service charges on deposit accounts represent general service fees for account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed for account maintenance services or when a transaction has been completed (such as a wire transfer or check orders). Payment for such performance obligations are generally received at a point in time when the performance obligations are satisfied.

Interchange and other fees

Interchange and other fees primarily represent debit and credit card income comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as MasterCard. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Merchant services income primarily represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Swap fee income primarily represents income associated with the execution of dealer bank swap agreements. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Company's performance obligation for interchange and other service charges are largely satisfied, and related revenue recognized, when completion of the services are rendered at a point in time.

Annuity and insurance commissions

Annuity and insurance commissions primarily represent commissions received on annuity and insurance product sales. The Company acts as an intermediary between the Company's client and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the annuity or insurance policy, the carrier then remits the commission payment to the Company, and the Company recognizes the revenue at a point in time.

Comprehensive Income (Loss). Comprehensive income (loss) includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with shareholders. In addition to net income, the Company's comprehensive income (loss) includes the after tax effect of changes in unrealized gains and losses on available-for-sale investment securities and derivatives designated as fair value or cash flow hedges, and changes in the unamortized gain or loss on available-for-sale investment securities transferred to held-to-maturity.

Segment Reporting. An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and evaluate performance. The "Segment Reporting" topic of the FASB ASC requires that public companies report certain information about operating segments. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major clients. The Company is a holding company for a regional community bank, which offers a wide array of products and services to its clients. The Company has one reporting unit and one operating segment, community banking, which encompasses commercial and consumer banking services offered to individuals, businesses, municipalities and other entities.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Advertising Costs. Advertising costs are expensed as incurred. Advertising expense was $0.9 million, $3.8 million, and $2.6 million in 2023, 2022, and 2021, respectively.

Transfers of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company; the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets; and, the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-Based Compensation. Compensation cost for all stock-based awards is measured at fair value on the date of grant and is recognized over the requisite service period for awards expected to vest. The impact of forfeitures of stock-based payment awards on compensation expense is recognized as forfeitures occur. Stock-based compensation expense of $4.7 million, $9.6 million, and $8.9 million for the years ended December 31, 2023, 2022, and 2021, respectively, is included in benefits expense in the Company's consolidated statements of income. Related income tax expense (benefit) recognized for the years ended December 31, 2023, 2022, and 2021 were $0.3 million, $0.2 million, and $(0.5) million, respectively, is included in income tax expense in the Company's consolidated statements of income.

Fair Value Measurements. In general, fair value measurements are based upon quoted market prices, where available. If quoted market prices are not available, fair value measurements are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and require some degree of judgment regarding interest rates, credit risk, prepayments and other factors. The use of different assumptions or estimation techniques may have a significant effect on the fair value amounts reported.

(2)   ACQUISITION

Great Western Bank. On September 15, 2021, the Company entered into a definitive agreement ("Agreement") to acquire 100% of the outstanding stock of Great Western Bancorp, Inc. ("Great Western"), the parent company of Great Western Bank ("GWB"), a Sioux Falls, South Dakota based community bank with 174 banking offices across Arizona, Colorado, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, and South Dakota ("GWB acquisition"). The GWB acquisition expanded the Company's geographical footprint with an enhanced platform for future growth. Consideration for the acquisition was $1,723.3 million, consisting of the issuance of 46.9 million shares of the Company's Class A common stock valued at $36.76 per share, which was the opening price of the Company's Class A common stock as quoted on the NASDAQ stock market on the acquisition date. The acquisition was completed on February 1, 2022.

The Company accounted for the transaction under the acquisition method of accounting in accordance with ASC 805, *Business Combinations*, which requires purchased assets and liabilities assumed and consideration exchanged to be recorded at their respective estimated fair values at the date of acquisition. The determination of estimated fair values required management to make certain estimates about discount rates, future expected cash flows, and market conditions at the time of the acquisition, as well as other future events that are highly subjective in nature.

The following table provides the purchase price allocation as of the acquisition date and the Great Western assets acquired and liabilities assumed at their estimated fair value as of the acquisition date. We recorded the estimate of fair value based on valuations at the acquisition date. The excess value of the consideration paid over the fair value of assets acquired and liabilities assumed was recorded as goodwill. The purchase price allocation resulted in goodwill of $479.3 million, of which $31.7 million is deductible for income tax purposes. Goodwill resulting from the acquisition was allocated to the Company's one operating segment, community banking, and consists largely of the synergies and economies of scale expected from combining the operations of Great Western and the Company. All amounts reported were finalized during the fourth quarter of 2022.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

As of February 1, 2022		
Assets acquired:		
Cash and cash equivalents	$	2,006.9
Investment securities		2,699.0
Securities purchased under agreement to resell		101.1
Loans held for sale		217.0
Loans held for investment		7,705.0
Allowance for credit losses		(59.5)
Premises and equipment, including right of use lease assets		144.7
Other real estate owned		15.8
Company owned life insurance		186.6
Core deposit intangibles		50.1
Customer relationship intangible		22.8
Mortgage servicing rights		1.3
Deferred tax assets, net		60.2
Other assets		200.8
Total assets acquired		13,351.8
Liabilities assumed:		
Deposits		11,688.0
Securities sold under repurchase agreements		74.0
Accrued expenses and other liabilities		110.4
FHLB advances		122.9
Subordinated debt		36.4
Subordinated debentures held by subsidiary trusts		76.1
Total liabilities assumed		12,107.8
Net assets acquired	$	1,244.0
Consideration paid:		
Class A common stock		1,723.3
Total consideration paid [1]	$	1,723.3
Goodwill	$	479.3

[1] Includes $13 thousand of cash paid in lieu of fractional shares.

The Company determined the fair value of loans, core deposit and customer relationship intangible assets, investment securities, premises and equipment, leases, mortgage servicing rights, deposits, FHLB advances, subordinated debt, and subordinated debentures held by subsidiary trusts with the assistance of third-party valuation specialists. The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above.

Cash and cash equivalents

The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.

Investment Securities

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value is estimated based on pricing models and/or discounted cash flow methodologies.

Loans held for sale

The loans held for sale portfolio was recorded at fair value based on discounted payoffs and quotes or bids from third party investors, or based on the terms of the loans, such as interest rate, maturity date, reset term, as well as sales, quotes, or bids of similar assets.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Loans held for investment

A valuation of the loans held for investment portfolio was performed by a third party as of the acquisition date in accordance with ASC 820 to assess the fair value of the loan portfolio, considering adjustments for interest rate risk, required equity return, servicing, credit, and liquidity risk. The loans held for investment portfolio was segmented into two groups including purchase credit deteriorated (PCD) loans and non-PCD loans. The non-PCD loans were pooled based on similar characteristics, such as loan type, fixed or adjustable interest rates, payment type, index rate and caps/floors, and non-accrual status. The PCD loans were valued at the loan level with similar characteristics noted above. The fair value was calculated using a discounted cash flow analysis to estimate the fair value of the loans using assumptions for the coupon rates, remaining maturities, prepayment speeds, projected default probabilities, loss given defaults, and estimates of prevailing discount rates. The discount rate utilized to analyze fair value considered the cost of funds rate, capital charge, servicing costs, liquidity premium, and risk premium, mostly based on industry standards. The discounted cash flow approach models the credit losses directly in the projected cash flows. The Company estimated the credit risks and principal losses of the loans using the Company's assumptions of probability of default, loss given default, and foreclosures.

The Company is required to record PCD assets, defined as a more-than-insignificant deterioration in credit quality since origination or issuance, at the purchase price plus the allowance for credit losses expected at the time of acquisition. Under this method, there is no credit loss expense affecting net income on acquisition of PCD assets. Changes in estimates of expected credit losses after acquisition are recognized in subsequent periods as credit loss expense (or reversal of credit loss expense) arise. Any non-credit discount or premium resulting from acquiring a pool of purchased financial assets with credit deterioration is allocated to each individual asset. At the acquisition date, the initial allowance for credit losses determined on a collective basis is allocated to individual assets to appropriately allocate any non-credit discount or premium. The non-credit discount or premium, after the adjustment for the allowance for credit losses, is accreted to interest income using the interest method based on the effective interest rate determined after the adjustment for credit losses at the adoption date. Information regarding loans acquired at the acquisition date as amended for measurement period adjustments as of December 31, 2022 were as follows:

(In millions)		
PCD loans:		
Unpaid principal balance	$	979.2
Principal amounts previously written off by GWB		(238.7)
Interest applied to principal by GWB		(18.1)
Adjusted unpaid principal balance		722.4
Credit discount		(69.2)
Discount attributable to other factors		(29.9)
Fair value		623.3
Allowance for credit losses		59.5
Amortized cost basis		682.8
Non-PCD loans:		
Unpaid principal balance		7,107.9
Credit discount [1]		(76.5)
Non-credit discount		(9.2)
Fair value		7,022.2
Amortized cost basis	$	7,705.0

[1] Represents the best estimate of the contractual cash flows not expected to be collected as of the acquisition date.

Core deposit intangible

Core deposit intangible assets of $50.1 million on non-maturing deposits were determined by evaluating the underlying characteristics of the deposit relationships, including customer attrition, deposit interest rates and maintenance costs, and costs of alternative funding using the discounted cash flow approach. The core deposit intangibles represent the costs saved by the Company between maintaining the existing deposits and obtaining alternative funds over the life of the deposit base. These costs are amortized using an accelerated method over the estimated useful life of 10 years for the related deposits.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Customer relationship intangible

Customer relationship intangible assets of $22.8 million were determined using an excess earnings model associated with the expected fee income related to the underlying client relationships and is being amortized using the straight-line method over the estimated useful life of 12 years.

Premises and equipment

The fair values of premises are based on a market approach, using third-party appraisals and other analysis of value for land and premises.

Deposits

The fair values used for the demand and savings deposits equal the amounts payable on demand at the acquisition date. In determining the fair value of certificates of deposit, the cash flows of the contractual interest payments during the specific period of the certificates of deposit and scheduled principal payout were discounted to present value at market-based interest rates.

FHLB advances

The fair value of fixed rate FHLB advances was determined using a discounted cash flow approach. The cash flows of the advances were projected based on scheduled payments of the fixed rate advances, which factored in prepayment fees. The cash flows were then discounted to present value using the FHLB rates as of February 1, 2022.

Subordinated debt and subordinated debentures held by subsidiary trusts

The fair value of subordinated debt and subordinated debentures held by subsidiary trusts was determined by using a discounted cash flow method using a market participant discount rate for similar instruments over the remaining terms.

Acquisition related expenses related to the GWB acquisition of $118.9 million and $11.6 million for the years ended December 31, 2022 and 2021, respectively, were included as a component of non-interest expense in the consolidated statements of income, of which approximately $26.8 million and $9.0 million were acquisition related costs as defined by ASC 805 for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the Company contributed $21.5 million to the First Interstate Foundation and reimbursed an aggregate of $8.2 million of the Scott family control group's acquisition expenses pursuant to the Agreement.

The accompanying consolidated statements of income for the year ended December 31, 2022, include the results of operations of the acquired entity from the February 1, 2022 acquisition date. The disclosure of GWB post-acquisition revenue and net income is not practical due to the combining of certain GWB operations with and into FIB as of the acquisition date. GWB was merged with our existing bank subsidiary, First Interstate Bank, contemporaneously with the closing of the parent company merger. The core system conversion was completed on May 23, 2022.

The following table presents certain pro forma financial information for the years ended December 31, 2022 and 2021 as if GWB had been acquired on January 1, 2021. This pro forma information combines the historical results of GWB with the Company's consolidated historical results and includes certain adjustments reflecting the estimated impact of certain fair value adjustments for the respective periods. The pro forma information is not indicative of what would have occurred had the acquisition occurred at the beginning of the year prior to the acquisition. The pro forma information does not consider any changes to the provision for credit losses resulting from recording loan assets at fair value, cost savings, or business synergies. As a result, actual amounts would have differed from the pro forma information presented, and the differences could be significant.

December 31,	2022	2021
Total revenues	$ 1,223.3	$ 1,200.9
Net income	$ 351.6	$ 243.3
Earnings per common share (Basic)	$ 3.28	$ 2.24
Earnings per common share (Diluted)	$ 3.28	$ 2.24

Table of Contents

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*(Dollars in millions, except share and per share data)*

(3) GOODWILL AND OTHER INTANGIBLES

Goodwill

The following table details changes in the recorded amount of goodwill as of the dates indicated:

	Year Ended December 31,	
	2023	2022
Net carrying value at beginning of period	$ 1,100.9	$ 621.6
Additions to goodwill from acquisition	—	479.3
Net carrying value at end of period	$ 1,100.9	$ 1,100.9

The Company performed its annual impairment assessment as of July 1, 2023 and 2022 concluding there was no impairment to goodwill.

As a result of the ongoing financial services economic conditions, including changes to the interest rate environment, continued volatility in the Company's common share price, and volatility in the Company's overall market capitalization during the third and beginning of the fourth quarter of 2023, we performed a quantitative impairment assessment as of October 31, 2023 and concluded the fair value of our single reporting unit exceeded its respective carrying value and did not result in impairment for the reporting unit. The quantitative assessment of goodwill for the reporting unit was performed utilizing a discounted cash flow analysis ("income approach") and estimates of selected market information ("market approaches"). The income approach measures the fair value of an interest in a business by discounting expected future cash flows to present value. The market approaches take into consideration fair values of comparable companies operating in similar lines of business that are potentially subject to similar economic and environmental factors and could be considered reasonable investment alternatives. The result of the income and market approaches were weighted in determining the fair value of the reporting unit.

There were no events or circumstances that occurred subsequent to October 31, 2023 through the reporting date that would more-likely-than-not reduce the fair value of the Company's reporting unit below its carrying value.

Other Intangible Assets

Other intangible assets are comprised of core deposit intangibles ("CDI") and other customer relationship intangibles ("OCRI") and amounted to the following at December 31, 2023 and 2022:

December 31, 2023	**CDI**	**OCRI**	**Total**
Gross other intangible assets, at January 1, 2023	$ 154.7	$ 22.8	$ 177.5
Accumulated amortization	(92.5)	(3.6)	(96.1)
Net other intangible assets, end of period	$ 62.2	$ 19.2	$ 81.4
December 31, 2022			
Gross other intangible assets, at January 1, 2022	$ 106.0	$ —	$ 106.0
Amounts established through acquisition	50.1	22.8	72.9
Reductions due to sale of health savings accounts	(1.4)	—	(1.4)
Accumulated amortization	(78.8)	(1.7)	(80.5)
Net other intangible assets, end of period	$ 75.9	$ 21.1	$ 97.0

The Company recorded $15.7 million, $15.9 million and $9.9 million of other intangible asset amortization expense for the years ended December 31, 2023, 2022, and 2021 respectively.

CDI and OCRI are evaluated for impairment if events and circumstances indicate a possible impairment. CDI is amortized using an accelerated method based on the estimated weighted average useful lives of the related deposits, which is generally 10 years. OCRI is amortized using a straight-line method over its estimated useful life of 12 years based on customer revenue attrition on an annualized basis.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The following table provides the estimated aggregate future amortization expense of other intangible assets:

Years ending December 31,		CDI		OCRI		Total
2024	$	12.7	$	1.9	$	14.6
2025		11.8		1.9		13.7
2026		10.9		1.9		12.8
2027		8.2		1.9		10.1
2028		5.7		1.9		7.6
Thereafter		12.9		9.7		22.6
Total	$	62.2	$	19.2	$	81.4

(4)   INVESTMENT SECURITIES

The amortized cost and the approximate fair values of investment securities are summarized as follows:

December 31, 2023		Amortized Cost		Allowance for Credit Losses		Net Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Available-for-Sale:												
U.S. Treasury notes	$	250.2	$	—	$	250.2	$	—	$	(25.5)	$	224.7
State, county, and municipal securities		256.7		—		256.7		—		(36.9)		219.8
Obligations of U.S. government agencies		179.4		—		179.4		—		(10.9)		168.5
U.S. agency commercial mortgage-backed securities		1,192.7		—		1,192.7		0.6		(87.7)		1,105.6
U.S. agency residential mortgage-backed securities		1,496.3		—		1,496.3		1.2		(130.6)		1,366.9
Collateralized mortgage obligations		1,308.5		—		1,308.5		1.3		(120.3)		1,189.5
Private mortgage-backed securities		241.3		—		241.3		—		(30.9)		210.4
Collateralized loan obligations		1,121.9		—		1,121.9		0.1		(2.3)		1,119.7
Corporate securities		260.8		—		260.8		—		(24.4)		236.4
Total	$	6,307.8	$	—	$	6,307.8	$	3.2	$	(469.5)	$	5,841.5

December 31, 2023		Amortized Cost[1]		Allowance for Credit Losses		Net Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Held-to Maturity:												
U.S. Treasury notes	$	399.0	$	—	$	399.0	$	—	$	(2.8)	$	396.2
State, county, and municipal securities		179.2		—		179.2		0.2		(24.2)		155.2
Obligations of U.S. government agencies		354.5		—		354.5		—		(42.4)		312.1
U.S. agency commercial mortgage-backed securities		510.5		—		510.5		—		(52.9)		457.6
U.S. agency residential mortgage-backed securities		1,232.6		—		1,232.6		—		(137.0)		1,095.6
Collateralized mortgage obligations		475.9		—		475.9		0.2		(69.0)		407.1
Corporate securities		57.0		(0.8)		56.2		—		(6.0)		50.2
Total	$	3,208.7	$	(0.8)	$	3,207.9	$	0.4	$	(334.3)	$	2,874.0

[1] Amortized cost presented above includes $10.7 million of unamortized gains in U.S. agency residential and commercial mortgage-backed securities and collateralized mortgage obligations related to the 2021 transfer of securities from available-for-sale to held-to-maturity, and $18.1 million of unamortized losses in state, county, and municipal, obligations of U.S. government agencies and corporate securities related to the 2022 transfer of securities from available-for-sale to held-to-maturity.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

December 31, 2022	Amortized Cost	Allowance for Credit Losses	Net Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale						
U.S. Treasury notes	$ 675.1	$ —	$ 675.1	$ 2.1	$ (34.5)	$ 642.7
State, county, and municipal securities	314.3	—	314.3	—	(50.6)	263.7
Obligations of U.S. government agencies	216.2	—	216.2	—	(17.3)	198.9
U.S. agency commercial mortgage-backed securities	1,468.0	—	1,468.0	0.2	(117.0)	1,351.2
U.S. agency residential mortgage-backed securities	1,726.0	—	1,726.0	—	(167.7)	1,558.3
Collateralized mortgage obligations	1,491.5	—	1,491.5	—	(141.3)	1,350.2
Private mortgage-backed securities	264.9	—	264.9	—	(36.9)	228.0
Collateralized loan obligations	1,145.2	—	1,145.2	—	(33.6)	1,111.6
Corporate securities	272.3	—	272.3	—	(30.8)	241.5
Total	$ 7,573.5	$ —	$ 7,573.5	$ 2.3	$ (629.7)	$ 6,946.1

December 31, 2022	Amortized Cost[1]	Allowance for Credit Losses	Net Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to Maturity						
U.S. Treasury notes	$ 396.6	$ —	$ 396.6	$ —	$ (10.2)	$ 386.4
State, county, and municipal securities	181.2	(0.1)	181.1	0.2	(31.6)	149.7
Obligations of U.S. government agencies	351.7	—	351.7	—	(49.6)	302.1
U.S. agency commercial mortgage-backed securities	526.8	—	526.8	—	(58.3)	468.5
U.S. agency residential mortgage-backed securities	1,391.5	—	1,391.5	—	(166.6)	1,224.9
Collateralized mortgage obligations	525.8	—	525.8	0.2	(76.7)	449.3
Corporate securities	80.1	(1.8)	78.3	—	(7.0)	71.3
Total	$ 3,453.7	$ (1.9)	$ 3,451.8	$ 0.4	$ (400.0)	$ 3,052.2

[1] Amortized cost presented above includes $20.2 million of unamortized losses and of $14.2 million unamortized gains related to the 2021 and 2022 transfer of securities from available-for-sale to held-to-maturity.

The following tables show the gross unrealized losses and fair values of available-for-sale investment securities and the length of time individual investment securities have been in an unrealized loss position as of December 31, 2023 and 2022.

December 31, 2023	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-Sale						
U.S. Treasury notes	$ —	$ —	$ 224.7	$ (25.5)	$ 224.7	$ (25.5)
State, county, and municipal securities	—	—	217.1	(36.9)	217.1	(36.9)
Obligations of U.S. government agencies	—	—	168.0	(10.9)	168.0	(10.9)
U.S. agency commercial mortgage-backed securities	0.2	—	1,083.1	(87.7)	1,083.3	(87.7)
U.S. agency residential mortgage-backed securities	0.7	—	1,287.5	(130.6)	1,288.2	(130.6)
Collateralized mortgage obligations	—	—	1,142.4	(120.3)	1,142.4	(120.3)
Private mortgage-backed securities	—	—	210.5	(30.9)	210.5	(30.9)
Collateralized loan obligations	—	—	935.7	(2.3)	935.7	(2.3)
Corporate securities	—	—	236.5	(24.4)	236.5	(24.4)
Total	$ 0.9	$ —	$ 5,505.5	$ (469.5)	$ 5,506.4	$ (469.5)

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

December 31, 2022	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-Sale						
U.S. Treasury notes	$ 168.8 $	(4.7) $	170.4 $	(29.8) $	339.2 $	(34.5)
State, county, and municipal securities	104.9	(9.0)	146.1	(41.6)	251.0	(50.6)
Obligations of U.S. government agencies	152.2	(10.1)	46.1	(7.2)	198.3	(17.3)
U.S. agency commercial mortgage-backed securities	1,069.8	(59.9)	270.8	(57.0)	1,340.6	(116.9)
U.S. agency residential mortgage-backed securities	1,213.5	(112.3)	344.6	(55.4)	1,558.1	(167.7)
Collateralized mortgage obligations	1,016.4	(90.1)	333.0	(51.3)	1,349.4	(141.4)
Private mortgage-backed securities	133.1	(19.1)	94.9	(17.8)	228.0	(36.9)
Collateralized loan obligations	1,082.6	(33.1)	28.9	(0.5)	1,111.5	(33.6)
Corporate securities	130.6	(8.3)	110.8	(22.5)	241.4	(30.8)
Total	$ 5,071.9 $	(346.6) $	1,545.6 $	(283.1) $	6,617.5 $	(629.7)

As of December 31, 2023 and 2022, there were no holdings of securities of any issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

The Company acquired $2,699.0 million of investment securities in connection with the acquisition of GWB. Such securities were evaluated and it was determined that there were no investment securities that met the definition of a PCD asset and none were classified as PCD upon acquisition.

The Company determines credit losses on both available-for-sale and held-to-maturity investment securities by a discounted cash flow approach using the security's effective interest rate at the time of purchase or upon acquisition. The allowance for credit losses is measured as the amount by which an investment security's amortized cost exceeds the net present value of expected future cash flows. However, the amount of credit losses for available-for-sale investment securities is limited to the amount of a security's unrealized loss. Credit losses on held-to-maturity investment securities are representative of current expected credit losses that management expects to be incurred over the life of the investment. The allowance for credit losses is established through a charge to provision for credit losses in current period earnings.

The available-for-sale securities portfolio primarily contains securities that are guaranteed by a sovereign entity or are generally considered to have non-credit related risks, such as interest rate risk or prepayment and liquidity factors. The Company considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred.

As of December 31, 2023 and 2022, the Company had 995 and 1,222 individual investment securities, respectively, that were in an unrealized loss position, which was related primarily to fluctuations in current interest rates. As of December 31, 2023, the Company had the intent and ability to hold these investment securities for a period of time sufficient to allow for an anticipated recovery. The Company does not intend to sell any of the available-for-sale securities in the above table, and the Company does not anticipate it will have to sell any securities before a recovery in cost.

The following table presents the activity in the allowance for credit losses related to held-to-maturity investment securities:

Year Ended December 31,	2023	2022	2021
Beginning balance	$ 1.9 $	— $	—
(Reduction of) provision for credit losses	(1.1)	1.9	—
Ending balance	$ 0.8 $	1.9 $	—

The Company had no allowance for credit losses for available-for-sale corporate investment securities as of December 31, 2023 and 2022, respectively. The Company had a $0.8 million and a $1.9 million allowance for credit losses for held-to-maturity corporate and state, county, and municipal investment securities as of December 31, 2023 and 2022, respectively.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

On a quarterly basis, the Company refreshes the credit quality indicator of each held-to-maturity security. The following table summarizes the credit quality indicators of held-to-maturity securities at amortized cost for the periods indicated:

December 31, 2023	AAA	AA	A	BBB	BB	Not Rated	Total
U.S. Treasury notes	$ 399.0	$ —	$ —	$ —	$ —	$ —	$ 399.0
State, county, and municipal securities	69.0	92.3	10.6	—	—	7.3	179.2
Obligations of U.S. government agencies	354.5	—	—	—	—	—	354.5
U.S. agency commercial mortgage-backed securities							
FNMA/FHLMC	359.7	—	—	—	—	—	359.7
GNMA	150.8	—	—	—	—	—	150.8
U.S. agency residential mortgage-backed securities							
FNMA/FHLMC	1,189.8	—	—	—	—	—	1,189.8
GNMA	42.8	—	—	—	—	—	42.8
Collateralized mortgage obligations							
FNMA/FHLMC	334.1	—	—	—	—	—	334.1
GNMA	141.8	—	—	—	—	—	141.8
Corporate securities	—	—	—	47.0	5.0	5.0	57.0
Total	$3,041.5	$ 92.3	$ 10.6	$ 47.0	$ 5.0	$ 12.3	$3,208.7

December 31, 2022	AAA	AA	A	BBB	BB	Not Rated	Total
U.S. Treasury notes	$ 396.6	$ —	$ —	$ —	$ —	$ —	$ 396.6
State, county, and municipal securities	68.3	92.8	11.5	—	—	8.6	181.2
Obligations of U.S. government agencies	351.7	—	—	—	—	—	351.7
U.S. agency commercial mortgage-backed securities							
FNMA/FHLMC	364.9	—	—	—	—	—	364.9
GNMA	161.9	—	—	—	—	—	161.9
U.S. agency residential mortgage-backed securities							
FNMA/FHLMC	1,342.9	—	—	—	—	—	1,342.9
GNMA	48.6	—	—	—	—	—	48.6
Collateralized mortgage obligations							
FNMA/FHLMC	525.8	—	—	—	—	—	525.8
Corporate securities	—	—	—	65.1	10.0	5.0	80.1
Total	$3,260.7	$ 92.8	$ 11.5	$ 65.1	$ 10.0	$ 13.6	$3,453.7

As of December 31, 2023 and 2022, the Company had $38.5 million and $38.9 million, respectively, of accrued interest receivable from investment securities on the consolidated balance sheets. Accrued interest receivable is presented as a separate line item on the consolidated balance sheets and the Company does not include accrued interest receivable in the carrying amount of financial assets held at the amortized cost basis or in the related allowance for credit losses calculation.

As of December 31, 2023 and 2022, there were no available-for-sale or held-to-maturity securities on nonaccrual status. All securities in the portfolio were current with their contractual principal and interest payments.

As of December 31, 2023 and 2022, there were no collateral-dependent available-for-sale or held-to-maturity securities.

For the year ended December 31, 2023, there were no material gross realized gains and $23.5 million in gross realized losses on the disposition of available-for-sale investment securities, as a result of the sale of $853.0 million in carrying value of investment securities. For the year ended December 31, 2022, there were $0.3 million gross realized gains and $46.8 million gross realized losses on the disposition of available-for-sale investment securities. There were $3.2 million material gross realized gains and 2.1 million material gross realized losses on the disposition of available-for-sale investment securities for the year ended December 31, 2021.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Maturities of securities do not reflect rate repricing opportunities present in adjustable-rate mortgage-backed securities. Maturities of mortgage-backed securities have been adjusted to reflect shorter maturities based upon estimated prepayments of principal. All other investment securities maturities are shown at contractual maturity dates.

	Available-for-Sale		Held-to-Maturity	
December 31, 2023	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 40.1	$ 39.4	$ 309.1	$ 307.5
After one year but within five years	1,004.4	938.7	346.6	329.4
After five years but within ten years	1,373.9	1,255.4	654.0	579.1
After ten years	3,889.4	3,608.0	1,899.0	1,658.0
Total	$ 6,307.8	$ 5,841.5	$ 3,208.7	$ 2,874.0

As of December 31, 2023, the Company held investment securities callable within one year having amortized costs and estimated fair values of $1,603.3 million and $1,552.2 million, respectively. These investment securities are primarily included in the "after ten years" category in the table above. As of December 31, 2023, the Company had no callable structured notes.

As of December 31, 2023 and 2022, the Company had amortized costs of $3,858.6 million and $4,998.9 million, respectively, for investment securities pledged to secure public deposits, securities sold under repurchase agreements, and as collateral for FHLB and the FRB term funding program line capacity that had estimated fair values as of December 31, 2023 and 2022 of $3,462.2 million and $4,432.0 million, respectively. All securities sold under repurchase agreements are with clients and mature on the next banking day. The Company retains possession of the underlying securities sold under repurchase agreements.

As of December 31, 2023 and 2022, the Company held $223.2 million and $198.6 million, respectively, in equity securities in a combination of Federal Reserve Bank and Federal Home Loan Bank stocks, which are restricted nonmarketable securities acquired to meet regulatory requirements. These securities are carried at cost.

(5) LOANS HELD FOR SALE

The following table presents loans held for sale by class of receivable for the dates indicated:

	December 31, 2023	December 31, 2022
Loans held for sale:		
Agricultural[1]	$ 19.6	$ 62.5
Commercial real estate, at lower of cost or market	27.3	—
Construction real estate, at lower of cost or market	—	10.5
Residential mortgage, at fair value	0.5	6.9
Total loans held for sale	$ 47.4	$ 79.9

[1] As of December 31, 2023 the agricultural loans held were at lower of cost or market. At December 31, 2022, the Company held $57.0 million of agricultural loans at lower of cost or market and $5.5 million of agricultural loans on accrual status at fair value with an unpaid principal balance of $7.7 million, of which $5.6 million is 90 days or more past due.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The table below presents the non-residential mortgage loans held for sale activity for the 2023 period:

	Agricultural		Construction Real Estate		Commercial Real Estate	
Beginning balance	$	62.5	$	10.5	$	—
Loans held for investment transferred to loans held for sale		—		3.1		27.3
Loans held for sale transferred to loans held for investment		(29.6)		—		—
Loans held for sale transferred to OREO		—		(6.4)		—
Repayments and discounted pay-offs		(15.5)		—		—
Loan disposals		—		(3.1)		—
Increase (decrease) in estimated fair value of the loans[1]		2.2		(4.1)		—
Ending balance	$	19.6	$	—	$	27.3

[1] For the year ended December 31, 2023, the Company recorded a gain of $2.2 million and a loss of $4.1 million in other income within the consolidated statements of income related to fair value changes.

As of December 31, 2023, loans held for sale included a $27.3 million commercial real estate nonaccrual loan. As of December 31, 2022, loans held for sale included nonaccrual loans of $39.8 million, of which $29.3 million were agricultural loans and $10.5 million was a construction real estate loan.

(6) LOANS HELD FOR INVESTMENT

The following table presents loans by class of receivable and portfolio segment as of the dates indicated:

		2023		2022
Real estate:				
Commercial	$	8,869.2	$	8,528.6
Construction		1,826.5		1,944.4
Residential		2,244.3		2,188.3
Agricultural		716.8		794.9
Total real estate		13,656.8		13,456.2
Consumer:				
Indirect		740.9		829.7
Direct and advance lines		141.6		152.9
Credit card		76.5		75.9
Total consumer		959.0		1,058.5
Commercial		2,906.8		2,882.6
Agricultural		769.4		708.3
Other, including overdrafts		0.1		9.2
Loans held for investment		18,292.1		18,114.8
Deferred loan fees and costs		(12.5)		(15.6)
Loans held for investment, net of deferred fees and costs		18,279.6		18,099.2
Allowance for credit losses		(227.7)		(220.1)
Net loans held for investment	$	18,051.9	$	17,879.1

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Allowance for Credit Losses

The following tables represent, by loan portfolio segments, the activity in the allowance for credit losses for loans held for investment:

December 31, 2023	Beginning Balance	Provision for (reversal of) Credit Losses	Loans Charged-Off[2]	Recoveries Collected	Ending Balance
Allowance for credit losses [1]					
Real estate	$ 138.7	$ 35.2	$ (18.5)	$ 4.7	$ 160.1
Consumer	23.3	(1.0)	(14.0)	4.7	13.0
Commercial	54.9	(3.9)	(3.4)	2.6	50.2
Agricultural	3.2	0.8	—	0.4	4.4
Total allowance for credit losses	$ 220.1	$ 31.1	$ (35.9)	$ 12.4	$ 227.7

December 31, 2022	Beginning Balance	ACL Recorded for PCD Loans	Provision for (reversal of) Credit Loss	Loans Charged-Off[2]	Recoveries Collected	Ending Balance
Allowance for credit losses [1]						
Real estate:						
Commercial real estate:						
Non-owner occupied	$ 17.3	$ 17.2	$ (4.2)	$ (3.5)	$ 0.4	$ 27.2
Owner occupied	13.3	9.5	(2.7)	(2.5)	1.9	19.5
Multi-family	13.3	10.9	8.7	(5.7)	0.7	27.9
Total commercial real estate	43.9	37.6	1.8	(11.7)	3.0	74.6
Construction:						
Land acquisition & development	0.5	3.4	(0.4)	(2.6)	0.4	1.3
Residential construction	2.4	—	1.1	—	0.1	3.6
Commercial construction	6.0	0.2	31.6	(6.6)	—	31.2
Total construction	8.9	3.6	32.3	(9.2)	0.5	36.1
Residential real estate:						
Residential 1-4 family	13.4	0.1	6.9	(0.2)	0.3	20.5
Home equity and HELOC	1.2	—	—	(0.1)	0.5	1.6
Total residential real estate	14.6	0.1	6.9	(0.3)	0.8	22.1
Agricultural real estate	1.9	2.3	1.5	(0.2)	0.4	5.9
Total real estate	69.3	43.6	42.5	(21.4)	4.7	138.7
Consumer:						
Indirect	14.3	—	2.7	(4.0)	2.3	15.3
Direct and advance lines	4.6	—	2.2	(3.7)	2.1	5.2
Credit card	2.2	—	2.4	(2.4)	0.6	2.8
Total consumer	21.1	—	7.3	(10.1)	5.0	23.3
Commercial:						
Commercial and floor plans	27.1	11.2	15.1	(6.6)	2.2	49.0
Commercial purpose secured by 1-4 family	4.4	0.2	1.2	(0.2)	0.1	5.7
Credit card	0.1	—	1.4	(1.3)	—	0.2
Total commercial	31.6	11.4	17.7	(8.1)	2.3	54.9
Agricultural:						
Agricultural	0.3	4.5	0.9	(5.4)	2.9	3.2
Total agricultural	0.3	4.5	0.9	(5.4)	2.9	3.2
Total allowance for credit losses	$ 122.3	$ 59.5	$ 68.4	$ (45.0)	$ 14.9	$ 220.1

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

December 31, 2021	Beginning Balance		Provision for (reversal of) Credit Loss		Loans Charged-Off[2]		Recoveries Collected		Ending Balance	
Allowance for credit losses [1]										
Real estate:										
Commercial real estate:										
Non-owner occupied	$	25.5	$	(8.3)	$	—	$	0.1	$	17.3
Owner occupied		18.3		(2.7)		(2.3)		—		13.3
Multi-family		11.0		2.3		—		—		13.3
Total commercial real estate		54.8		(8.7)		(2.3)		0.1		43.9
Construction:										
Land acquisition & development		1.3		(0.1)		(1.2)		0.5		0.5
Residential construction		1.6		0.9		(0.1)		—		2.4
Commercial construction		7.3		(1.3)		(0.1)		0.1		6.0
Total construction		10.2		(0.5)		(1.4)		0.6		8.9
Residential real estate:										
Residential 1-4 family		11.4		2.0		—		—		13.4
Home equity and HELOC		1.4		(0.4)		(0.1)		0.3		1.2
Total residential real estate		12.8		1.6		(0.1)		0.3		14.6
Agricultural real estate		2.7		(0.1)		(0.7)		—		1.9
Total real estate		80.5		(7.7)		(4.5)		1.0		69.3
Consumer:										
Indirect		16.7		(1.4)		(3.5)		2.5		14.3
Direct and advance lines		4.6		1.7		(2.9)		1.2		4.6
Credit card		2.6		0.6		(1.8)		0.8		2.2
Total consumer		23.9		0.9		(8.2)		4.5		21.1
Commercial:										
Commercial and floor plans		34.2		(7.3)		(3.0)		3.2		27.1
Commercial purpose secured by 1-4 family		4.7		(0.5)		(0.3)		0.5		4.4
Credit card		0.3		0.1		(0.4)		0.1		0.1
Total commercial		39.2		(7.7)		(3.7)		3.8		31.6
Agricultural:										
Agricultural		0.7		(0.2)		(0.2)		—		0.3
Total agricultural		0.7		(0.2)		(0.2)		—		0.3
Total allowance for credit losses	$	144.3	$	(14.7)	$	(16.6)	$	9.3	$	122.3

[1] Amounts presented exclude the allowance for credit losses related to unfunded commitments and investment securities. The allowance for credit losses related to unfunded commitments and investment securities are included in the "Financial Instruments with Off-Balance Sheet Risk" Note and "Investment Securities" Note, respectively.

[2] Loans, or portions thereof, are charged-off against the allowance for credit losses when management believes the collectability of the principal is unlikely, or, with respect to consumer installment loans, according to an established delinquency schedule.

Collateral-Dependent Loans

A collateral-dependent financial loan relies substantially on the operation or sale of the collateral securing the loan for repayment. A loan may become collateral-dependent when foreclosure is probable or the borrower is experiencing financial difficulty and its sources of repayment become inadequate over time. At such time, the Company develops an expectation that repayment will be provided substantially through the operation or sale of the collateral.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The following tables present the principal balance of collateral-dependent loans by class of receivable as of the dates indicated:

As of December 31, 2023		Business Assets		Real Property	Other		Total
				Collateral Type			
Real estate:							
Commercial	$	—	$	26.6	$ —	$	26.6
Construction		—		17.0	—		17.0
Residential		—		0.5	—		0.5
Agricultural		—		1.2	—		1.2
Total real estate		—		45.3	—		45.3
Commercial		4.5		1.4	0.7		6.6
Agricultural		0.7		—	—		0.7
Total collateral-dependent loans	$	5.2	$	46.7	$ 0.7	$	52.6

As of December 31, 2022		Business Assets		Real Property	Other		Total
				Collateral Type			
Real estate:							
Commercial	$	1.7	$	15.8	$ —	$	17.5
Construction		—		3.2	—		3.2
Residential		—		0.5	—		0.5
Agricultural		0.2		5.8	—		6.0
Total real estate		1.9		25.3	—		27.2
Commercial		3.1		1.5	—		4.6
Agricultural		2.1		5.2	—		7.3
Total collateral-dependent loans	$	7.1	$	32.0	$ —	$	39.1

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Aging Analysis

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans classified in the following table as 90 days or more past due continue to accrue interest. The following tables present the contractual aging of the Company's recorded principal balance of loans by class of receivable as of the dates indicated:

As of December 31, 2023	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or more Days Past Due	Total Loans 30 or More Days Past Due	Current Loans	Non-accrual Loans [1]	Total Loans
Real estate							
Commercial	$ 12.7	$ 6.1	$ —	$ 18.8	$ 8,822.2	$ 28.2	$ 8,869.2
Construction	3.1	0.4	—	3.5	1,805.8	17.2	1,826.5
Residential	11.9	3.1	0.6	15.6	2,218.0	10.7	2,244.3
Agricultural	1.8	—	—	1.8	709.6	5.4	716.8
Total real estate	29.5	9.6	0.6	39.7	13,555.6	61.5	13,656.8
Consumer:							
Indirect	8.0	2.2	0.4	10.6	727.6	2.7	740.9
Direct	0.9	0.2	—	1.1	140.2	0.3	141.6
Credit card	0.7	0.5	0.6	1.8	74.7	—	76.5
Total consumer	9.6	2.9	1.0	13.5	942.5	3.0	959.0
Commercial	14.5	1.1	0.3	15.9	2,879.4	11.5	2,906.8
Agricultural	0.1	—	3.0	3.1	735.9	30.4	769.4
Other, including overdrafts	—	—	—	—	0.1	—	0.1
Loans held for investment	$ 53.7	$ 13.6	$ 4.9	$ 72.2	$ 18,113.5	$ 106.4	$ 18,292.1

As of December 31, 2022	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or more Days Past Due	Total Loans 30 or More Days Past Due	Current Loans	Non-accrual Loans [1]	Total Loans
Real estate							
Commercial	$ 5.6	$ 0.8	$ 1.1	$ 7.5	$ 8,501.5	$ 19.6	$ 8,528.6
Construction	10.4	0.6	0.6	11.6	1,929.1	3.7	1,944.4
Residential	9.9	2.1	1.2	13.2	2,168.7	6.4	2,188.3
Agricultural	1.1	6.1	—	7.2	780.1	7.6	794.9
Total real estate	27.0	9.6	2.9	39.5	13,379.4	37.3	13,456.2
Consumer:							
Indirect	9.3	2.4	0.6	12.3	814.7	2.7	829.7
Direct	0.8	0.3	0.1	1.2	151.4	0.3	152.9
Credit card	0.8	0.4	0.6	1.8	74.1	—	75.9
Total consumer	10.9	3.1	1.3	15.3	1,040.2	3.0	1,058.5
Commercial	7.1	1.7	2.1	10.9	2,861.5	10.2	2,882.6
Agricultural	0.8	2.2	0.1	3.1	696.5	8.7	708.3
Other, including overdrafts	—	—	—	—	9.2	—	9.2
Loans held for investment	$ 45.8	$ 16.6	$ 6.4	$ 68.8	$ 17,986.8	$ 59.2	$ 18,114.8

[1] As of December 31, 2023 and 2022, none of our non-accrual loans were earning interest income. Additionally, no material interest income was recognized on non-accrual loans at December 31, 2023 and 2022, respectively. There were $2.7 million and $1.5 million in reversals of accrued interest at December 31, 2023 and 2022, respectively.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Modifications to Borrowers Experiencing Financial Difficulty

Modifications of loans are made in the ordinary course of business and are completed on a case-by-case basis through negotiation with the borrower in connection with the ongoing loan collection processes. Loan modifications are made to provide borrowers payment relief. Effective January 1, 2023, the Company adopted ASU 2022-02, which eliminated accounting guidance for troubled debt restructurings while requiring disclosures of borrowers experiencing financial difficulty for modifications related to principal reductions, interest rate reductions, term extensions, and more than insignificant payment delay. See "Note 17 – Recent Authoritative Accounting Guidance" of these Notes to Unaudited Consolidated Financial Statements" for further discussion of the amendments in this update.

From time to time, we may modify certain loans to borrowers who are experiencing financial difficulty. In some cases, these modifications may result in new loans. Loan modifications to borrowers experiencing financial difficulty may be in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension or a combination thereof, among other things.

The following table presents the amortized cost basis of loans at December 31, 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2023, by class and by type of modification. The percentage of the principal balance of loans that were modified to borrowers in financial difficulty as compared to the principal balance of each class of receivable is also presented below:

December 31, 2023	Principal Forgiveness	Term Extension	Rate Reduction	Term Extension and Interest Rate Reduction	Total	% of Total Class of Loans Held for Investment [1]
Real estate:						
Commercial	$ 1.5	$ 28.6	$ 1.1	$ 0.6	$ 31.8	0.36 %
Construction	—	13.7	—	—	13.7	0.75
Residential	0.1	0.6	—	—	0.7	0.03
Agricultural	—	6.4	—	—	6.4	0.89
Total real estate	1.6	49.3	1.1	0.6	52.6	0.39
Consumer:						
Indirect	—	0.1	—	—	0.1	0.01
Direct and advance lines	—	0.1	—	—	0.1	0.07
Total consumer	—	0.2	—	—	0.2	0.02
Commercial	—	7.4	—	0.2	7.6	0.26
Agricultural	—	36.1	—	—	36.1	4.69
Loans held for investment (2)	$ 1.6	$ 93.0	$ 1.1	$ 0.8	$ 96.5	0.53 %

[1] Based on the principal balance as of period end, divided by the period end principal balance of the corresponding class of receivables.

[2] As of December 31, 2023, the Company excluded $1.6 million in accrued interest from the amortized cost of the identified loans.

The Company monitors the performance of loan modifications to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. Of the loans that were modified during the year ended December 31, 2023, there were $6.7 million of loans classified as past due 30 days or more, with the remaining loans performing in accordance with the modified terms and are classified as current at December 31, 2023.

There were no commitments to lend additional funds to borrowers experiencing financial difficulty whose terms have been modified during the year ended December 31, 2023 through either principal forgiveness, interest rate reduction, term extension, or other than insignificant payment delay.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty during the year ended December 31, 2023:

	Principal Forgiveness	Weighted-Average Months of Term Extension	Weighted-Average Interest Rate Reduction	Term Extension and Interest Rate Reduction	
				Weighted-Average Months of Term Extension	Weighted-Average Interest Rate Reduction
Real estate:					
Commercial	$ 1.3	5.8	0.35 %	6.0	0.25 %
Construction	—	9.1	—	0.0	—
Residential	0.3	131.6	—	0.0	—
Agricultural	—	4.5	—	0.0	—
Total real estate	1.6				
Consumer:					
Indirect	—	8.3	—	0.0	—
Direct and advance lines	—	62.1	—	0.0	—
Total consumer	—				
Commercial	—	12.2	—	14.6	0.51
Agricultural	—	9.2	—	0.0	—
Loans held for investment [1]	$ 1.6				

[1] Balances based on loan original contractual terms.

There were no payment defaults on these loans subsequent to their modifications during the year ended December 31, 2023. The Company considers a payment default to occur when the loan is 90 days or more past due or the loan is placed on non-accrual status after the modification. The Company monitors the performance of modified loans on an ongoing basis. In the event of subsequent default, the allowance for credit losses continues to be reassessed on the basis of an individual evaluation of each loan. The modifications made during the periods presented did not significantly impact the Company's determination of the allowance for credit losses.

Purchased Credit Deteriorated Loans ("PCD")

The Company analyzes all acquired loans at the time of acquisition for more-than-insignificant deterioration in credit quality since their origination date. Such loans are classified as PCD, also referred to as PCD loans. Acquired loans classified as PCD are recorded at an initial amortized cost, which is comprised of the purchase price of the loans plus the initial allowance for credit losses for the loans, and any resulting discount or premium related to factors other than credit. The Company accounts for interest income on PCD loans using the interest method, whereby any purchase discounts or premiums are accreted or amortized into interest income as an adjustment of the loan's yield.

The following table reconciles the par value, or initial amortized cost, of PCD loans acquired in the GWB acquisition as of February 1, 2022, or the date of the acquisition with the purchase price (or initial fair value of the loans) as amended for measurement period adjustments:

Purchase price (initial fair value)	$ 623.3
Allowance for credit losses [1]	298.2
Discount attributable to other factors [2]	57.7
Par value (unpaid principal balance)	$ 979.2

[1] For acquired PCD loans, an allowance of $298.2 million was required with a corresponding increase to the amortized cost basis as of the acquisition date. For PCD loans where all or a portion of the loan balance had been previously written-off by GWB, or would be subject to write-off under the Company's charge-off policy, a CECL allowance of $238.7 million, included as part of the grossed-up loan balance at acquisition was immediately written-off. The net impact to the allowance for PCD assets on the acquisition date was $59.5 million.

[2] Non-credit discount includes the difference between the amortized cost basis and the unpaid principal balance of $39.6 million established on PCD loans acquired from GWB and interest applied to principal of $18.1 million.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Credit Quality Indicators

As part of the on-going and continuous monitoring of the credit quality of the Company's loan portfolio, management tracks internally assigned risk classifications of loans based on relevant information about the ability of borrowers to service their debt. The factors considered by the Company include, among other factors, the borrower's current financial information, historical payment experience, credit documentation, public information, and current economic trends. The Company analyzes loans individually to classify the credit risk of the loans. This analysis generally includes loans with an outstanding balance greater than $1.0 million, which are generally considered non-homogeneous loans, such as commercial loans and commercial real estate loans. This analysis is performed no less than on an annual basis, depending upon the size of exposure and the contractual obligations governing the borrower's financial reporting frequency. Homogeneous loans, including small business loans, are typically monitored by payment performance. The Company internally risk rates its loans in accordance with a Uniform Classification System developed jointly by the various bank regulatory agencies. The Uniform Classification System defines three broad categories of criticized assets, which the Company uses as credit quality indicators in addition to the 6 Pass ratings in its 10-point rating scale:

Special Mention — includes loans that exhibit a potential weakness in financial condition, loan structure, or documentation that warrants management's close attention. If not promptly corrected, the potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard — includes loans that are inadequately protected by the current net worth and paying capacity of the borrower which have well-defined weaknesses that jeopardize the liquidation of the debt. Although the primary source of repayment for a substandard loan may not currently be sufficient, collateral or other sources of repayment are sufficient to satisfy the debt. Continuance of a substandard loan is not warranted unless positive steps are taken to improve the worthiness of the credit.

Doubtful — includes loans that exhibit pronounced weaknesses based on currently existing facts, conditions, and values to a point where collection or liquidation for full repayment is highly questionable and improbable. Doubtful loans are required to be placed on non-accrual status and are assigned specific loss exposure.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered pass-rated loans.

103

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The Company evaluates the credit quality and loan performance for the allowance for credit losses of the following class of receivables based on the aforementioned risk scale as of and for the periods ended:

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year								
Risk by Collateral	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
Commercial real estate:									
Pass	$1,268.0	$2,065.0	$1,612.2	$1,200.1	$ 716.5	$1,660.5	$ 46.5	$ 28.1	$8,596.9
Special mention	4.2	9.1	42.6	12.9	27.5	17.1	0.3	—	113.7
Substandard	65.4	11.8	18.9	2.4	30.1	28.5	0.2	—	157.3
Doubtful	—	—	1.3	—	—	—	—	—	1.3
Total	$1,337.6	$2,085.9	$1,675.0	$1,215.4	$ 774.1	$1,706.1	$ 47.0	$ 28.1	$8,869.2
Current-period gross charge-offs	1.7	0.3	1.7	2.6	—	1.3	—	—	7.6
Construction real estate:									
Pass	$ 493.7	$ 735.3	$ 331.2	$ 36.7	$ 16.8	$ 36.2	$ 104.4	$ 13.7	$1,768.0
Special mention	0.5	6.6	1.3	—	—	0.2	—	0.9	9.5
Substandard	7.0	4.0	24.4	0.2	—	0.4	—	—	36.0
Doubtful	—	13.0	—	—	—	—	—	—	13.0
Total	$ 501.2	$ 758.9	$ 356.9	$ 36.9	$ 16.8	$ 36.8	$ 104.4	$ 14.6	$1,826.5
Current-period gross charge-offs	—	—	0.1	—	0.6	—	—	9.6	10.3
Agricultural real estate:									
Pass	$ 86.2	$ 123.7	$ 126.2	$ 93.5	$ 56.7	$ 124.3	$ 31.8	$ 7.0	$ 649.4
Special mention	2.6	9.5	3.5	1.9	1.5	11.3	0.5	—	30.8
Substandard	8.1	20.8	3.6	2.6	0.4	1.1	—	—	36.6
Total	$ 96.9	$ 154.0	$ 133.3	$ 98.0	$ 58.6	$ 136.7	$ 32.3	$ 7.0	$ 716.8
Current-period gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial:									
Pass	$ 481.6	$ 507.7	$ 389.8	$ 215.1	$ 108.7	$ 272.9	$ 762.3	$ 7.6	$2,745.7
Special mention	7.3	4.7	6.6	3.1	0.9	1.9	14.8	0.2	39.5
Substandard	15.8	19.6	9.0	7.0	1.6	3.0	58.8	0.4	115.2
Doubtful	3.3	1.3	1.6	—	—	0.1	0.1	—	6.4
Total	$ 508.0	$ 533.3	$ 407.0	$ 225.2	$ 111.2	$ 277.9	$ 836.0	$ 8.2	$2,906.8
Current-period gross charge-offs	0.2	0.4	0.5	0.5	0.2	0.1	1.4	0.1	3.4
Agricultural:									
Pass	$ 105.7	$ 57.7	$ 31.6	$ 22.4	$ 6.1	$ 7.2	$ 421.9	$ 3.4	$ 656.0
Special mention	2.6	0.8	0.5	0.2	0.1	0.1	9.0	3.1	16.4
Substandard	43.8	0.3	2.7	0.7	28.8	2.2	18.5	—	97.0
Total	$ 152.1	$ 58.8	$ 34.8	$ 23.3	$ 35.0	$ 9.5	$ 449.4	$ 6.5	$ 769.4
Current-period gross charge-offs	—	—	—	—	—	—	—	—	—

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

				December 31, 2022				
		Term Loans Amortized Cost Basis by Origination Year						
Risk by Collateral	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial real estate non-owner occupied:								
Pass	$1,162.6	$ 861.3	$ 661.1	$ 467.6	$ 241.5	$ 890.4	$ 29.2	$4,313.7
Special mention	1.0	6.8	2.3	4.6	—	7.4	—	22.1
Substandard	0.1	13.9	10.8	18.2	19.6	9.8	—	72.4
Total	$1,163.7	$ 882.0	$ 674.2	$ 490.4	$ 261.1	$ 907.6	$ 29.2	$4,408.2
Commercial real estate owner occupied:								
Pass	$ 793.0	$ 718.7	$ 533.9	$ 266.3	$ 165.8	$ 551.3	$ 18.2	$3,047.2
Special mention	10.9	14.2	12.3	6.1	5.6	5.5	1.1	55.7
Substandard	8.4	3.0	2.3	8.9	8.5	17.2	0.5	48.8
Doubtful	0.4	1.4	—	—	—	—	—	1.8
Total	$ 812.7	$ 737.3	$ 548.5	$ 281.3	$ 179.9	$ 574.0	$ 19.8	$3,153.5
Commercial multi-family:								
Pass	$ 369.2	$ 204.9	$ 189.0	$ 52.1	$ 35.0	$ 113.7	$ 1.0	$ 964.9
Special mention	—	—	—	—	—	1.7	—	1.7
Substandard	—	—	—	—	—	0.3	—	0.3
Total	$ 369.2	$ 204.9	$ 189.0	$ 52.1	$ 35.0	$ 115.7	$ 1.0	$ 966.9
Land, acquisition and development:								
Pass	$ 152.5	$ 114.4	$ 29.5	$ 17.0	$ 10.9	$ 28.4	$ 22.2	$ 374.9
Special mention	6.7	—	—	—	0.2	0.3	—	7.2
Substandard	—	0.3	0.2	—	—	0.4	—	0.9
Doubtful	—	3.2	—	—	—	—	—	3.2
Total	$ 159.2	$ 117.9	$ 29.7	$ 17.0	$ 11.1	$ 29.1	$ 22.2	$ 386.2
Residential construction:								
Pass	$ 118.4	$ 119.9	$ 0.4	$ 0.3	$ 0.4	$ 5.8	$ 270.1	$ 515.3
Substandard	—	0.5	—	—	—	0.4	—	0.9
Total	$ 118.4	$ 120.4	$ 0.4	$ 0.3	$ 0.4	$ 6.2	$ 270.1	$ 516.2
Commercial construction:								
Pass	$ 442.7	$ 374.8	$ 89.7	$ 45.9	$ 0.4	$ —	$ 10.6	$ 964.1
Special mention	2.3	—	23.1	—	—	—	11.3	36.7
Substandard	16.8	24.4	—	—	—	—	—	41.2
Total	$ 461.8	$ 399.2	$ 112.8	$ 45.9	$ 0.4	$ —	$ 21.9	$1,042.0
Agricultural real estate:								
Pass	$ 180.0	$ 172.8	$ 109.5	$ 64.8	$ 46.6	$ 105.1	$ 31.4	$ 710.2
Special mention	22.4	0.7	1.2	2.6	10.0	3.2	11.0	51.1
Substandard	1.8	12.3	3.5	0.6	2.7	11.3	0.1	32.3
Doubtful	—	—	1.3	—	—	—	—	1.3
Total	$ 204.2	$ 185.8	$ 115.5	$ 68.0	$ 59.3	$ 119.6	$ 42.5	$ 794.9
Commercial and floor plans:								
Pass	$ 501.7	$ 358.9	$ 214.4	$ 124.3	$ 120.3	$ 171.1	$ 631.6	$2,122.3
Special mention	15.9	6.8	1.3	4.4	0.9	4.9	18.5	52.7
Substandard	9.8	3.3	3.7	3.4	3.2	2.1	47.2	72.7
Doubtful	0.3	1.3	—	—	—	—	0.1	1.7
Total	$ 527.7	$ 370.3	$ 219.4	$ 132.1	$ 124.4	$ 178.1	$ 697.4	$2,249.4

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

		December 31, 2022							
		Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized	
Risk by Collateral	2022	2021	2020	2019	2018	Prior	Cost Basis	Total
Commercial purpose secured by 1-4 family:								
Pass	$ 191.7	$ 134.5	$ 69.8	$ 30.4	$ 29.9	$ 39.5	$ 28.9	$ 524.7
Special mention	0.1	1.2	2.1	0.2	1.4	0.2	—	5.2
Substandard	0.2	0.3	0.1	0.3	0.9	1.2	—	3.0
Total	$ 192.0	$ 136.0	$ 72.0	$ 30.9	$ 32.2	$ 40.9	$ 28.9	$ 532.9
Agricultural:								
Pass	$ 127.2	$ 59.7	$ 31.8	$ 10.6	$ 8.6	$ 3.1	$ 375.1	$ 616.1
Special mention	26.1	2.8	0.4	1.0	0.3	—	26.2	56.8
Substandard	22.8	4.6	2.8	0.6	1.2	0.2	0.8	33.0
Doubtful	—	0.5	—	—	—	—	—	0.5
Total	$ 176.1	$ 67.6	$ 35.0	$ 12.2	$ 10.1	$ 3.3	$ 402.1	$ 706.4

The Company evaluates the credit quality, loan performance, and the allowance for credit losses of its residential and consumer loan portfolios based primarily on the aging status of the loan and borrower payment activity. Accordingly, loans on nonaccrual status, loans past due 90 days or more and still accruing interest are considered nonperforming for purposes of credit quality evaluation. The following tables present the recorded investment of these loan portfolios based on the credit risk profile of loans that are performing and loans that are nonperforming as of the periods indicated:

		December 31, 2023							
As of December 31, 2023		Term Loans Amortized Cost Basis by Origination Year					Revolving Loans Amortized	Revolving Loans Converted	
Risk by Collateral	2023	2022	2021	2020	2019	Prior	Cost Basis	To Term	Total
Residential:									
Performing	$ 44.7	$ 356.9	$ 521.3	$ 500.6	$ 88.5	$ 217.1	$ 471.8	$ 32.1	$ 2,233.0
Nonperforming	1.1	2.1	1.2	1.1	0.7	5.1	—	—	11.3
Total	$ 45.8	$ 359.0	$ 522.5	$ 501.7	$ 89.2	$ 222.2	$ 471.8	$ 32.1	$ 2,244.3
Current-period gross charge-offs	0.3	—	0.1	0.1	—	0.1	—	—	0.6
Consumer indirect:									
Performing	$ 194.9	$ 264.7	$ 115.4	$ 81.1	$ 32.9	$ 48.8	$ —	$ —	$ 737.8
Nonperforming	0.4	0.9	0.6	0.4	0.2	0.6	—	—	3.1
Total	$ 195.3	$ 265.6	$ 116.0	$ 81.5	$ 33.1	$ 49.4	$ —	$ —	$ 740.9
Current-period gross charge-offs	0.5	3.2	1.8	0.8	0.3	0.7	—	—	7.3
Consumer direct and advance lines:									
Performing	$ 44.5	$ 32.9	$ 18.5	$ 9.4	$ 3.6	$ 6.0	$ 26.2	$ 0.2	$ 141.3
Nonperforming	0.1	0.1	0.1	—	—	—	—	—	0.3
Total	$ 44.6	$ 33.0	$ 18.6	$ 9.4	$ 3.6	$ 6.0	$ 26.2	$ 0.2	$ 141.6
Current-period gross charge-offs	0.2	0.5	0.2	0.4	0.1	2.6	0.1	—	4.1
Consumer credit card:									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 75.9	$ —	$ 75.9
Nonperforming	—	—	—	—	—	—	0.6	—	0.6
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 76.5	$ —	$ 76.5
Current-period gross charge-offs	—	—	—	—	—	—	2.6	—	2.6

Table of Contents

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*(Dollars in millions, except share and per share data)*

As of December 31, 2022	Term Loans Amortized Cost Basis by Origination Year							
Risk by Collateral	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
Residential 1-4 family:								
Performing	$ 258.9	$ 490.3	$ 541.6	$ 98.0	$ 32.0	$ 213.8	$ —	$ 1,634.6
Nonperforming	—	0.2	0.1	0.5	0.3	3.7	—	4.8
Total	$ 258.9	$ 490.5	$ 541.7	$ 98.5	$ 32.3	$ 217.5	$ —	$ 1,639.4
Consumer home equity and HELOC:								
Performing	$ 23.8	$ 8.0	$ 5.2	$ 5.5	$ 5.6	$ 15.2	$ 482.8	$ 546.1
Nonperforming	0.6	0.3	0.2	0.2	0.1	1.2	0.2	2.8
Total	$ 24.4	$ 8.3	$ 5.4	$ 5.7	$ 5.7	$ 16.4	$ 483.0	$ 548.9
Consumer indirect:								
Performing	$ 380.3	$ 176.4	$ 130.0	$ 59.7	$ 33.6	$ 46.3	$ —	$ 826.3
Nonperforming	1.0	0.9	0.6	0.3	0.2	0.4	—	3.4
Total	$ 381.3	$ 177.3	$ 130.6	$ 60.0	$ 33.8	$ 46.7	$ —	$ 829.7
Consumer direct and advance lines:								
Performing	$ 52.6	$ 31.9	$ 18.2	$ 8.5	$ 6.5	$ 8.9	$ 25.8	$ 152.4
Nonperforming	0.1	0.1	0.1	—	—	0.1	0.1	0.5
Total	$ 52.7	$ 32.0	$ 18.3	$ 8.5	$ 6.5	$ 9.0	$ 25.9	$ 152.9

While the Company considers the performance of the loan portfolio on the allowance for credit losses, for certain credit card loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity of the credit card holder. The following table presents the recorded investment in credit card loans based on payment activity for the periods indicated:

As of December 31, 2022	Consumer	Commercial	Agricultural	Total
Credit Card:				
Performing	$ 75.4	$ 100.0	$ 1.9	$ 177.3
Nonperforming	0.5	0.3	—	0.8
Total credit card	$ 75.9	$ 100.3	$ 1.9	$ 178.1

In the normal course of business, there were no material purchases of portfolio loans and no material sales of loans held for investment during the periods ended December 31, 2023 or 2022.

(7) PREMISES AND EQUIPMENT

Premises and equipment and related accumulated depreciation are as follows:

December 31,	2023	2022
Land	$ 87.7	$ 86.7
Buildings and improvements	474.2	469.2
Furniture and equipment	111.6	111.0
Total premises and equipment	673.5	666.9
Less accumulated depreciation	(229.2)	(222.2)
Premises and equipment, net	$ 444.3	$ 444.7

Depreciation expense was $34.3 million, $35.1 million, and $28.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Parent Company and a FIB branch office lease premises from an affiliated entity. See Note —Commitments and Contingencies.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(8)   COMPANY-OWNED LIFE INSURANCE

Company-owned life insurance consists of the following:

December 31,		2023		2022
Key executive, principal shareholder	$	1.8	$	3.2
Key executive split dollar		5.0		7.1
Group life		495.6		487.6
Total	$	502.4	$	497.9

The Company maintains key executive life insurance policies on certain principal shareholders. Under these policies, the Company receives benefits payable upon the death of the insured. The net cash surrender value of key executive, principal shareholder insurance policies was $1.8 million and $3.2 million at December 31, 2023 and 2022, respectively.

The Company also has life insurance policies covering selected other key officers. The net cash surrender value of these policies was $5.0 million and $7.1 million at December 31, 2023 and 2022, respectively. Under these policies, the Company receives benefits payable upon death of the insured. An endorsement split dollar agreement has been executed with the selected key officers whereby a portion of the policy death benefit is payable to their designated beneficiaries. The endorsement split dollar agreement will provide post-retirement coverage for those selected key officers meeting specified retirement qualifications. The Company expenses the earned portion of the post-employment benefit through the vesting period.

The Company has group life insurance policies covering selected officers of FIB. The net cash surrender value of these policies was $495.6 million and $487.6 million at December 31, 2023 and 2022, respectively. Under these policies, the Company receives benefits payable upon death of the insured. The Company has entered into either an endorsement split dollar agreement or a survivor income benefit agreement at the election of each insured officer. Under the endorsement split dollar agreements, a portion of the policy death benefit is payable to the insured's designated beneficiary if the insured is employed by the Company at the time of death. Under the survivor income benefit agreements, the Company makes a lump-sum payment to the insured's designated beneficiary if the insured is employed by the Company at the time of death.

(9)   OTHER REAL ESTATE OWNED

Information with respect to the Company's other real estate owned follows:

Year Ended December 31,		2023		2022		2021
Balance at beginning of year	$	12.7	$	2.0	$	2.5
Acquired through acquisitions		—		15.8		—
Additions		8.3		0.4		0.9
Valuation adjustments		(1.1)		(2.8)		—
Dispositions		(3.4)		(2.7)		(1.4)
Balance at end of year	$	16.5	$	12.7	$	2.0

There were $1.1 million and $2.8 million of valuation adjustments at December 31, 2023 and 2022, respectively, which were adjustments based on internal evaluations and other sources, including management estimates of the current fair value of properties, and adjustments directly related to receipt of updated appraisals. There were no material valuation adjustments during 2021.

The carrying value of foreclosed residential real estate properties included in OREO was not material as of December 31, 2023 and 2022. The Company had $0.5 million material recorded investments in consumer mortgage loans secured by residential real estate for which formal foreclosure proceedings were in process of foreclosure as of December 31, 2023. The Company had no material recorded investments in consumer mortgage loans secured by residential real estate for which formal foreclosure proceedings were in process of foreclosure as of December 31, 2022.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(10)   DERIVATIVES AND HEDGING ACTIVITIES

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through the management of its business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and derivative financial instruments. The Company enters into derivative financial instruments, such as interest rate swap contracts to manage or hedge exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates and interest rate exposures. The Company does not enter into interest rate swap agreements for trading or speculative purposes.

The Company sells residential mortgage loans on either a best efforts or mandatory delivery basis. The Company mitigates the effect of the interest rate risk inherent in providing interest rate lock commitments by entering into forward loan sales contracts. The forward loan sales contracts are recorded at fair value with changes in fair value recorded through earnings and are not designated as accounting hedges. Exclusive of the fair value component associated with the projected cash flows from the loan delivery to the investor, the changes in fair value related to movements in market rates of the interest rate lock commitments and the forward loan sales contracts generally move in opposite directions, and the net impact of changes in these valuations on net income during the loan commitment period is generally inconsequential. When the loan is funded to the borrower, the interest rate lock commitment derivative expires, and the Company records a loan held for sale. The forward loan sales contract acts as a hedge against the variability in cash to be received from the loan sale. The changes in measurement of the estimated fair values of the interest rate lock commitments and forward loan sales contracts are included in mortgage banking revenues in the accompanying consolidated statements of income (loss).

The Company also enters into certain interest rate swap contracts that are not designated as hedging instruments. These derivative contracts relate to transactions in which the Company enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with a third-party financial institution. Because the Company acts as an intermediary for the client, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Company's results of operations.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest income (expense) and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy.

As part of the Company's overall asset and liability management strategy, in August 2022 the Company entered into two interest rate collars related to variable-rate loans that were designated as cash flow hedges with a total notional amount of $300.0 million. Each of the collars designated as cash flow hedges synthetically fixes the interest income received by the Company when the collar index falls below a floor rate on a rate reset during the term of the collar and when the collar index exceeds the cap rate on a rate reset during the term of the collar without exchange of the underlying notional amount.

In October 2022, the Company entered into four swaps, two of which were related to variable-rate loans and two that were related to variable-rate securities that were designated as cash flow hedges with a total notional amount of $850.0 million. Each of these swaps designated as cash flow hedges synthetically fixes the interest income received by the Company without exchange of the underlying notional amount.

Of the six trades with a total notional amount of $1.15 billion, five are effective with a total notional of $900.0 million. Of these effective trades, the two collars and one swap are related to variable-rate loans and the other two swaps are related to variable-rate securities.

For derivatives that are designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income and subsequently reclassified into interest income (expense) in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified as interest income (expense) when interest payments are made on the Company's variable-rate liabilities. During the next twelve months, based on implied forward curves, the Company estimates that $9.1 million will be reclassified as an increase to interest expense.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Fair Value Hedges of Interest Rate Risk

The Company is exposed to changes in the fair value of fixed-rate assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate. Interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount. During the second quarter of 2022, the Company terminated the $500.0 million, two-year forward starting, three-year pay-fixed interest rate swap, resulting in a $23.3 million gain. The gain associated with the $500.0 million interest rate swap was to be accreted into income through May 2026. However, the U.S. Treasury securities associated with the swap were sold during the fourth quarter of 2022. As such, the gain was accreted through August 2022 and then in September 2022 the remaining gain was recognized as income. During the third quarter of 2022, the Company terminated the $200.0 million, three-year forward starting, four-year pay fixed interest rate swap, resulting in a $8.5 million gain that will be accreted into income through July 2028. The Company accreted $1.4 million of the gain into interest income during the period ended December 31, 2023.

For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in interest income.

The following amounts were recorded on the consolidated balance sheets related to cumulative basis adjustment for fair value hedges for the periods indicated:

	December 31, 2023		December 31, 2022	
	Carrying Amount of the Hedged Assets/ (Liabilities)	Cumulative Amount of Fair Value Hedging Adjustment	Carrying Amount of the Hedged Assets/ (Liabilities)	Cumulative Amount of Fair Value Hedging Adjustment
Available-for-sale securities	$ 193.3	$ 6.7	$ 191.9	$ 8.1

Non-designated Hedge Derivatives

Derivatives not designated as accounting hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings.

Risk Participation Agreements

The Company acquired from GWB risk participation agreements under which it assumes credit risk associated with a borrower's performance related to derivative contracts. The Company only entered into these credit risk participation agreements in instances in which the Company was also a party to the related loan participation agreements for such borrowers. The Company manages its credit risk under risk participation agreements by monitoring the creditworthiness of the borrower, based on its normal credit review process.

The following table summarizes the fair values of our derivative instruments on a gross and net basis for the periods indicated. The derivative asset and liability balances are presented on a gross basis, prior to the application of bilateral collateral and master netting agreements, but after the variation margin payments with central clearing organizations have been applied as settlement, as applicable. Total derivative assets and liabilities are adjusted to account for the impact of legally enforceable master netting agreements that allow us to settle all derivative contracts with a single counterparty on a net basis and to offset the net derivative position with the related cash collateral. Securities collateral related to legally enforceable master netting agreements is not offset on the consolidated balance sheets.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

	December 31, 2023			December 31, 2022		
	Notional Amount	Consolidated Balance Sheet Location	Estimated Fair Value	Notional Amount	Consolidated Balance Sheet Location	Estimated Fair Value
Derivatives designated as accounting hedges:						
Interest rate swap contracts	$ 550.0		$ 3.0	$ 550.0		$ 3.5
Derivatives not designated as accounting hedges:						
Interest rate swap contracts	1,589.0		34.3	1,728.1		41.6
Interest rate lock commitments	5.7		0.1	—		—
Forward loan sales contracts	—		—	12.6		0.1
Derivative assets	$ 2,144.7	Other assets	$ 37.4	$ 2,290.7	Other assets	$ 45.2
Derivatives designated as accounting hedges:						
Interest rate collars	$ 300.0		$ 3.6	$ 300.0		$ 5.4
Interest rate swap contracts	300.0		2.4	300.0		0.3
Derivatives not designated as accounting hedges:						
Interest rate swap contracts	1,589.0		121.1	1,728.1		153.9
Risk participation agreements	101.1		0.1	106.1		—
Interest rate lock commitments	—		—	14.8		—
Forward loan sales contracts	5.6		0.1	—		—
Derivative liabilities	$ 2,295.7	Accounts payable and accrued expenses	$ 127.3	$ 2,449.0	Accounts payable and accrued expenses	$ 159.6

There was an unrealized fair value loss on cash flow hedging derivative instruments in accumulated other comprehensive income of $6.5 million during the period ended December 31, 2023. There were $2.2 million of derivative instruments in fair value or cash flow hedge accounting on accumulated other comprehensive loss during the period ended December 31, 2022.

There was a loss of $7.5 million reclassified from accumulated other comprehensive loss into the consolidated statements of income during the period ended December 31, 2023 from the Company's fair value or cash flow hedged derivative financial instruments. There were no material amounts reclassified during the comparable 2022 period.

The table below presents the effect of the Company's derivative financial instruments that are not designated as hedging instruments on the consolidated statements of income for the periods indicated:

December 31,		2023	2022
	Location of Loss Recognized in Income on Derivatives	Amount of Loss Recognized in Income on Derivatives	
Interest rate lock commitments	Mortgage banking revenues	$ (0.1)	$ (1.7)

The Company recorded swap fee revenues of $0.7 million and $5.9 million for the years ended December 31, 2023 and 2022, respectively. The Company includes swap fee revenues in other service charges, commissions, and fees on the consolidated statements of income.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The tables below present the gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of the dates indicated:

	December 31, 2023					
	Gross Assets Recognized	Gross Assets Offset in the Balance Sheet	Net Assets in the Balance Sheet	Financial Instruments	Cash Collateral Received[1]	Net Amount
Interest rate swap contracts	$ 37.3	$ —	$ 37.3	$ —	$ 32.7	$ 4.6
Interest rate lock commitments	0.1	—	0.1	—	—	0.1
Total derivatives	37.4	—	37.4	—	32.7	4.7
Total assets	$ 37.4	$ —	$ 37.4	$ —	$ 32.7	$ 4.7

[1] Netting adjustments represent the amounts recorded to convert derivatives assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance. The application of the collateral cannot reduce the net derivative position below zero. Therefore, excess collateral, if any, is not reflected above.

	Gross Liabilities Recognized	Gross Liabilities Offset in the Balance Sheet	Net Liabilities in the Balance Sheet	Financial Instruments	Cash Collateral Posted	Net Amount
Interest rate swap and collar contracts	$ 127.1	$ —	$ 127.1	$ —	$ —	$ 127.1
Risk participation agreements	0.1	—	0.1	—	—	0.1
Forward loan sales contracts	0.1	—	0.1	—	—	0.1
Total derivatives	127.3	—	127.3	—	—	127.3
Repurchase agreements	782.7	—	782.7	—	782.7	—
Total liabilities	$ 910.0	$ —	$ 910.0	$ —	$ 782.7	$ 127.3

	December 31, 2022					
	Gross Assets Recognized	Gross Assets Offset in the Balance Sheet	Net Assets in the Balance Sheet	Financial Instruments	Cash Collateral Received[1]	Net Amount
Interest rate swap contracts	$ 45.1	$ —	$ 45.1	$ —	$ 45.1	$ —
Mortgage related derivatives	0.1	—	0.1	—	—	0.1
Total derivatives	45.2	—	45.2	—	45.1	0.1
Total assets	$ 45.2	$ —	$ 45.2	$ —	$ 45.1	$ 0.1

	Gross Liabilities Recognized	Gross Liabilities Offset in the Balance Sheet	Net Liabilities in the Balance Sheet	Financial Instruments	Cash Collateral Posted	Net Amount
Interest rate swap contracts	$ 159.6	$ —	$ 159.6	$ —	$ —	$ 159.6
Total derivatives	159.6	—	159.6	—	—	159.6
Repurchase agreements	1,052.9	—	1,052.9	—	1,052.9	—
Total liabilities	$ 1,212.5	$ —	$ 1,212.5	$ —	$ 1,052.9	$ 159.6

[1] Netting adjustments represent the amounts recorded to convert derivatives assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance. The application of the collateral cannot reduce the net derivative position below zero. Therefore, excess collateral, if any, is not reflected above.

Credit-risk-related Contingent Feature

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The company has agreements with each of its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The Company has agreements with certain of its derivative counterparties that contain a provision where if the Company fails to maintain its status as a well / adequately capitalized institution, then the counterparty could terminate the derivative positions and the Bank would be required to settle its obligations. Similarly, the Bank could be required to settle its obligations under certain of its agreements if specific regulatory events occur, such as a publicly issued prompt corrective action directive, cease and desist order, or a capital maintenance agreement that required the Bank to maintain a specific capital level. If the Bank had breached any of these provisions at December 31, 2023 or 2022, it could have been required to settle its obligations under the agreements at the termination value.

As of December 31, 2023, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, was zero related to these agreements. As of December 31, 2023, the Company has minimum collateral posting thresholds with certain of its derivative counterparties and has not posted excess collateral. If the Company had breached any of these provisions at December 31, 2023, it could have been required to settle its obligations under the agreements at their termination value.

(11) MORTGAGE SERVICING RIGHTS

Information with respect to the Company's mortgage servicing rights follows:

Year Ended December 31,		2023		2022		2021
Balance at beginning of year	$	31.1	$	31.6	$	34.3
Acquisition of mortgage servicing rights		—		1.3		—
Originations of mortgage servicing rights		1.1		2.5		3.7
Amortization expense		(3.9)		(4.3)		(6.4)
Balance at end of year		28.3		31.1		31.6
Less valuation reserve		—		—		(3.4)
Balance at end of year, net of valuation reserve	$	28.3	$	31.1	$	28.2
Principal balance of serviced loans underlying mortgage servicing rights	$	3,091.1	$	3,259.8	$	3,203.7
Mortgage servicing rights as a percentage of serviced loans		0.92 %		0.95 %		0.88 %

At December 31, 2023, the estimated fair value and weighted average remaining life of the Company's mortgage servicing rights were $38.8 million and 7.8 years, respectively. The fair value of mortgage servicing rights was determined using discount rates ranging from 11.9% to 12.8% and monthly prepayment speeds ranging from 0.4% to 1.6% depending upon the risk characteristics of the underlying loans. At December 31, 2022, the estimated fair value and weighted average remaining life of the Company's mortgage servicing rights were $37.4 million and 7.6 years, respectively. The fair value of mortgage servicing rights was determined using discount rates ranging from 11.8% to 13.5% and monthly prepayment speeds ranging from 0.5% to 3.4% depending upon the risk characteristics of the underlying loans. There were no temporary impairments or impairment reversals in 2023, compared to $3.4 million and $6.9 million of impairments reversed in 2022 and 2021, respectfully. No permanent impairment was recorded in 2023, 2022, or 2021.

(12) DEPOSITS

Deposits are summarized as follows:

December 31,		2023		2022
Non-interest bearing demand	$	6,029.6	$	7,560.0
Interest bearing:				
Demand		6,507.8		7,205.9
Savings		7,775.8		8,379.3
Time, $250 and over		811.6		438.0
Time, other		2,198.3		1,490.4
Total interest bearing		17,293.5		17,513.6
Total deposits	$	23,323.1	$	25,073.6

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Other time deposits include time deposits under $250,000 and deposits obtained through the Company's participation in the Certificate of Deposit Account Registry Service ("CDARS"). CDARS deposits totaled $26.6 million and $36.6 million as of December 31, 2023 and 2022, respectively. The Company had no brokered deposits as of December 31, 2023 and $12.5 million of brokered deposits as of December 31, 2022.

As of December 31, 2023 and 2022, the Company had time deposits of $811.6 million and $438.0 million, respectively, that met or exceeded the FDIC insurance limit of $250,000.

Maturities of time deposits at December 31, 2023 are as follows:

	Time, $250 and Over		Total Time	
Due within 3 months or less	$	219.7	$	770.4
Due after 3 months and within 6 months		233.9		854.0
Due after 6 months and within 12 months		279.5		1,024.3
Due within 2025		62.8		277.1
Due within 2026		9.1		48.2
Due within 2027		4.9		28.4
Due within 2028 and thereafter		1.7		7.5
Total	$	811.6	$	3,009.9

Interest expense on time deposits of $250,000 and over was $21.5 million, $2.5 million, and $0.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

(13) LONG-TERM DEBT AND OTHER BORROWED FUNDS

A summary of long-term debt follows:

December 31,	2023		2022	
Parent Company:				
Fixed to floating subordinated notes, 5.25% fixed rate effective May 2020 through May 2025	$	99.0	$	98.9
Subsidiaries:				
8.00% finance lease obligation with term ending October 31, 2029		0.9		1.0
1.00% note payable maturing December 31, 2041, interest only payable quarterly until September 30, 2024 and then principal and interest until maturity		5.1		5.1
Note payable maturing March 31, 2038, interest only payable at 1.30% monthly until March 31, 2025 and then principal and interest at 3.25% until maturity		2.0		2.0
1.30% note payable maturing June 1, 2034, interest only payable monthly until March 31, 2025 and then principal and interest until maturity		0.6		0.6
1.12% note payable maturing December 31, 2045, interest only payable annually until December 31, 2028 and then principal and interest until maturity		6.8		6.8
1.35% note payable maturing December 31, 2046 interest only payable annually until December 31, 2025 and then principal and interest until maturity		6.4		6.4
Total long-term debt	$	120.8	$	120.8

Maturities of long-term debt at December 31, 2023 were as follows:

2024	$	0.1
2025		0.1
2026		0.1
2027		0.2
2028		0.2
Thereafter		120.1
Total	$	120.8

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

On May 15, 2020, the Company completed a public offering of $100.0 million fixed-to-floating rate subordinated notes due May 15, 2030 (the "Notes"). The debt is included in Tier 2 capital for the Company. The Company may elect to redeem the Notes, in whole or in part, on any early redemption date which is any interest payment date on or after May 15, 2025 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest. The Company may also redeem the Notes, in whole but not in part, upon certain conditions as defined in the indenture agreement. Any early redemption of the Notes will be subject to regulatory approval.

From and including the date of issuance to, but excluding, May 15, 2025, or earlier redemption date, the Notes bear interest at an initial fixed rate of 5.25% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, which commenced on November 15, 2020. From and including May 15, 2025 to, but excluding, May 15, 2025, or earlier redemption date, the Notes will bear interest at a floating rate per annum equal to a benchmark rate, which is expected to be Three-Month Term Secured Overnight Financing Rate ("SOFR") (as defined in the First Supplemental Indenture Agreement), plus 518.0 basis points, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2025.

Unamortized debt issuance costs of $1.0 million, as of December 31, 2023, are being amortized to maturity. Subordinated debt is presented net of issuance costs on the consolidated balance sheet.

The Notes are unsecured, subordinated obligations of the Company and: (i) rank junior to all of the Company's existing and future senior indebtedness; (ii) rank equal in right of payment with any of the Company's existing and future subordinated indebtedness; (iii) rank senior to the Company's obligations relating to any junior subordinated debt securities issued to its capital trust subsidiaries; (iv) are effectively subordinated to all of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and (v) are structurally subordinated to all of the existing and future liabilities and obligations of the Company's subsidiaries, including deposit liabilities and claims of other creditors of the Company's bank subsidiary, First Interstate Bank.

Proceeds from the private placement of subordinated notes were used for general corporate purposes.

The Company has a financing lease obligation on a banking office. Assets acquired under the financing lease, consist solely of a building and leasehold improvements, and are included in premises and equipment subject to depreciation.

Additionally, the Company borrowed or assumed through acquisitions $20.9 million and $20.9 million as of December 31, 2023 and 2022, respectively, related to New Market Tax Credits. The long-term debt obligations consist of fixed rate note payables with various interest rates from 1.00% to 3.25% and maturities from September 6, 2032 through December 31, 2046, collateralized by the Company's equity interest in various CDEs, which are 99.9% owned by the Company.

At December 31, 2023, the Company had $2,603.0 million in outstanding FHLB borrowings, as compared to $2,327.0 million outstanding borrowings with the FHLB at December 31, 2022. At December 31, 2023, the Company has remaining available lines of credit with the FHLB of approximately $3,619.6 million, subject to collateral availability. The borrowings are collateralized by certain loans and securities with an advance equivalent collateral value of $6,222.6 million. As of December 31, 2023 and December 31, 2022, there were no long or short-term advances outstanding with the FHLB. As of December 31, 2023 and December 31, 2022, the Company had no other material outstanding borrowings classified as other borrowed funds.

The following table presents outstanding FHLB borrowings by maturity buckets for the dates indicated:

As of December 31, 2023	Average Rate	Outstanding Balance
Fixed rate borrowing with tenors of up to three-months	5.52 % $	2,603.0

As of December 31, 2022	Rate	Outstanding Balance
Variable rate overnight borrowings	4.60 % $	827.0
Fixed rate borrowings in tenors of up to one month	4.48	1,500.0
	$	2,327.0

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The Company has unused federal fund lines of credit with third parties amounting to $235.0 million, subject to funds availability. These lines are subject to cancellation without notice. The Company also has an unused line of credit with the FRB for borrowings up to $3,039.5 million secured by a blanket pledge of agricultural and commercial loans, and has an unused $50.0 million revolving line of credit with another third party.

(14) SUBORDINATED DEBENTURES HELD BY SUBSIDIARY TRUSTS

The Company sponsors fourteen wholly owned business trusts, Trust I through Trust XIV (collectively, the "Trusts"). The Trusts were formed for the exclusive purpose of issuing an aggregate of $163.1 million of 30-year floating rate mandatorily redeemable capital trust preferred securities ("Trust Preferred Securities") to third-party investors. The Trusts also issued, in aggregate, $5.3 million of common equity securities to the Parent Company. Proceeds from the issuance of the Trust Preferred Securities and common equity securities were invested in 30-year junior subordinated deferrable interest debentures ("Subordinated Debentures") issued by the Parent Company.

A summary of Subordinated Debenture issuances follows:

	Issuance	Interest Rate[1]	Maturity Date	December 31, 2023		December 31, 2022	
				Amount	Common Shares[2]	Amount	Common Shares[2]
Trust I	November 2007	8.40%	December 15, 2037	$ 15.5	$ 0.5	$ 15.5	$ 0.5
Trust II	October 2007	7.91	January 1, 2038	10.3	0.3	10.3	0.3
Trust III	December 2007	8.05	December 15, 2037	20.6	0.6	20.6	0.6
Trust IV	December 2007	8.36	April 1, 2038	15.5	0.5	15.5	0.5
Trust V	January 2008	8.41	April 1, 2038	10.3	0.3	10.3	0.3
Trust VI	January 2008	8.41	April 1, 2038	10.3	0.3	10.3	0.3
Trust VII	June 2005	7.29	June 30, 2035	5.2	0.2	5.2	0.2
Trust VIII	March 2006	7.13	March 15, 2036	30.9	0.9	30.9	0.9
Trust IX	June 2005	7.50	June 15, 2035	2.1	0.1	2.1	0.1
Trust X	December 2003	8.49	December 17, 2033	23.1	0.7	23.1	0.7
Trust XI	December 2002	9.01	January 7, 2033	5.2	0.2	5.2	0.2
Trust XII	September 2003	8.76	October 8, 2033	7.2	0.2	7.2	0.2
Trust XIII	December 2006	7.47	March 1, 2037	5.3	0.3	5.3	0.3
Trust XIV	July 2007	7.31	October 1, 2037	2.2	0.2	2.2	0.2
Total subordinated debentures payable				163.7	$ 5.3	163.7	$ 5.3
Less: fair value adjustment [3]				(0.6)		(0.6)	
Total subordinated debentures payable, net of fair value adjustments				$ 163.1		$ 163.1	

[1] Interest rates as of December 31, 2023

[2] Common shares on subordinated debentures are included in other assets on the consolidated balance sheets

[3] Adjustment reflects the fair value adjustments related to the subordinated deferrable interest debentures assumed as part of the Northwest and Great Western acquisitions.

Trust I Subordinated Debentures issued by the Company bore interest at a fixed rate of 7.50% for five years after issuance until December 15, 2012, and thereafter at a variable rate equal to three-month SOFR plus tenor spread plus 2.75% per annum. Interest payment dates are December 15, March 15, June 15, and September 15 of each year, beginning December 15, 2007, and are payable in arrears.

Trust II Subordinated Debentures issued by the Company bear a cumulative floating interest rate equal to SOFR plus tenor spread plus 2.25% per annum. Interest payment dates are January 1, April 1, July 1 and October 1 of each year, beginning January 1, 2008, and are payable in arrears.

Trust III Subordinated Debentures issued by the Company bore interest at a fixed rate of 6.88% for five years after issuance until December 15, 2012, and thereafter at a variable rate equal to three-month SOFR plus tenor spread plus 2.40% per annum. Interest payment dates are December 15, March 15, June 15, and September 15 of each year, beginning March 15, 2008, and are payable in arrears.

Trust IV Subordinated Debentures issued by the Company bear a cumulative floating interest rate equal to three-month SOFR plus tenor spread plus 2.70% per annum. Interest payment dates are January 1, April 1, July 1 and October 1 of each year, beginning April 1, 2008, and are payable in arrears.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Trust V Subordinated Debentures issued by the Company bore interest at a fixed rate of 6.78% for five years after issuance until April 1, 2013, and thereafter at a variable rate equal to three-month SOFR plus tenor spread plus 2.75% per annum. Interest payment dates are January 1, April 1, July 1 and October 1 of each year, beginning April 1, 2008, and are payable in arrears.

Trust VI Subordinated Debentures issued by the Company bear a cumulative floating interest rate equal to three-month SOFR plus tenor spread plus 2.75% per annum. Interest payment dates are January 1, April 1, July 1 and October 1 of each year, beginning April 1, 2008, and are payable in arrears.

The Subordinated Debentures are unsecured with interest distributions payable quarterly. The Company may defer the payment of interest at any time provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common and preferred shares is restricted. The Subordinated Debentures may be redeemed, subject to approval by the FRB, at the Company's option on or after five years from the date of issue, or at any time in the event of unfavorable changes in laws or regulations. Debt issuance costs consisting primarily of underwriting discounts and professional fees were capitalized and are being amortized through maturity to interest expense using the straight-line method, which approximates level yield.

The terms of the Trust Preferred Securities are identical to those of the Subordinated Debentures. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity dates or earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts.

In conjunction with the acquisition of Northwest in August 2018, the Company acquired Northwest Bancorporation Capital Trust I ("Trust VII"). The Northwest Trust was formed for the exclusive purpose of issuing an aggregate of $5.0 million of 30-year floating rate mandatorily redeemable capital trust preferred securities ("Northwest Trust Preferred Securities") to third-party investors. The Trusts also issued, in aggregate, $0.2 million of common equity securities to Northwest. Proceeds from the issuance of the Trust Preferred Securities and common equity securities were invested in 30-year junior subordinated deferrable interest debentures ("Northwest Subordinated Debentures") issued by Northwest. The Subordinated Debentures bore interest at a fixed rate of 5.95% for five years after issuance until June 30, 2010, and thereafter at a variable rate equal to SOFR plus tenor spread plus 1.70% per annum. Interest payment dates are December 30, March 30, June 30, and September 30 of each year, beginning September 30, 2005, and are payable in arrears.

The Company acquired the GWB Capital Trust VI ("Trust VIII") with the acquisition of Great Western in February 2022. Great Western caused to be issued 30,000 shares, $1,000 par value, or $30.0 million of preferred securities of Trust VIII on March 10, 2006, through a private placement. Trust VIII also issued, in aggregate, $0.9 million of common equity securities to Great Western. The distribution rate is set quarterly at three-month SOFR plus tenor spread plus 1.48%. Interest payment dates are December 15, March 15, June 15, and September 15 of each year, beginning June 15, 2006, and are payable in arrears. Proceeds from the issue were used for general corporate purposes including redemption of Great Western's Preferred Securities of GWB Capital Trust II.

The Company acquired the Sunstate Banchares Trust II (Trust IX") with the acquisition of Great Western in February 2022. Sunstate Bancshares caused to be issued 2,000 shares, $1,000 par value, or $2.0 million of preferred securities of Trust IX on June 1, 2005, through a private placement. Trust IX also issued, in aggregate, $0.1 million of common equity securities to Sunstate Banchsares. The distribution rate is set quarterly at three-month SOFR plus tenor spread plus 1.85%. Interest payment dates are March 15, June 15, September 15, and December 15 of each year, beginning September 15, 2005, and are payable in arrears.

The Company acquired the Great Western Statutory Trust IV ("Trust X") with the acquisition of Great Western in February 2022. Great Western caused to be issued 22,400 shares, $1,000 par value, or $22.4 million of preferred securities of Trust X on December 17, 2003, through a private placement. Trust X also issued, in aggregate, $0.7 million of common equity securities to Great Western. The distribution rate is set quarterly at three-month SOFR plus tenor spread plus 2.85% basis points. Interest payment dates are March 17, June 17, September 17 and December 17 of each year, beginning March 17, 2004 and are payable in arrears. Proceeds from the issue were used for general corporate purposes.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The Company acquired the HF Financial Capital Trust III ("Trust XI") in the acquisition of Great Western in February 2022. HF Financial Corp. caused to be issued 5,000 shares, $1,000 par value, or $5.0 million of preferred securities of Trust XI on December 19, 2002, through a private placement. Trust XI also issued, in aggregate, $0.2 million of common equity securities to HF Financial Corp. The distribution rate is set quarterly at three-month SOFR plus tenor spread plus 3.35%. Interest payment dates are January 7, April 7, July 7, and October 7 of each year, beginning April 7, 2003, and are payable in arrears.

The Company acquired the HF Trust IV ("Trust XII") in the acquisition of Great Western in February 2022. HF Financial Corp. caused to be issued 7,000 shares, $1,000 par value, or $7.0 million of preferred securities of Trust XII on September 25, 2003, through a private placement. Trust XII also issued, in aggregate, $0.2 million of common equity securities to HF Financial Corp. The distribution rate is set quarterly at three-month SOFR plus tenor spread plus 3.10%. Interest payment dates are January 8, April 8, July 8, and October 8 of each year, beginning January 8, 2004, and are payable in arrears.

The Company acquired the HF Trust V ("Trust XIII") in the acquisition of Great Western in February 2022. HF Financial Corp. caused to be issued 5,000 shares, $1,000 par value, or $5.0 million of preferred securities of Trust XIII on December 7, 2006, through a private placement. Trust XIII also issued, in aggregate, $0.3 million of common equity securities to HF Financial Corp. The distribution rate is set quarterly at three-month SOFR plus tenor spread plus 1.83%. Interest payment dates are March 1, June 1, September 1, and December 1 of each year, beginning March 1, 2007, and are payable in arrears. In the first quarter of Great Western's fiscal year 2017, Great Western redeemed 5,000 shares of Trust XIII debentures under the First Supplemental Indenture dated May 13, 2016.

The Company acquired the HF Trust VI ("Trust XIV") in the acquisition of Great Western in February 2022. HF Financial Corp. caused to be issued 2,000 shares, $1,000 par value, or $2.0 million of preferred securities of Trust XIV on July 5, 2007, through a private placement. Trust XIV also issued, in aggregate, $0.2 million of common equity securities to HF Financial Corp. The distribution rate is set quarterly at three-month SOFR plus tenor spread plus 1.65%. Interest payment dates are January 1, April 1, July 1, and October 1 of each year, beginning October 1, 2007, and are payable in arrears.

For the seven Subordinated Debentures acquired from Great Western, the Company may, at one or more times, defer interest payments on the related debentures for up to 20 consecutive quarters following suspension of dividends on all capital stock. At the end of any deferral period, all accumulated and unpaid interest must be paid. Subject to the Company receiving prior approval of the Federal Reserve, if required, the Company has the right to redeem the debentures at the redemption price, in whole or in part, on an interest payment date. The redemption price is $1,000 per preferred security plus any accrued and unpaid interest to the date of redemption. Holders of the preferred securities have no voting rights. The preferred securities are unsecured and rank junior in priority of payment to all of the Company's senior indebtedness and senior to the Company's common and preferred stock.

As of December 31, 2023, the Trust Preferred Securities qualified as tier 2 capital of the Parent Company under the Federal Reserve Board's capital adequacy guidelines.

(15) CAPITAL STOCK AND DIVIDEND RESTRICTIONS

On May 24, 2023, the Company's shareholders approved the proposed change of the Company's state of incorporation from Montana to Delaware. At the effective time of the conversion, each outstanding share of the Company's Class A common stock became an outstanding share of common stock of the Company and each outstanding option, warrant or other right to acquire shares of the Company's previously designated Class A common stock became an outstanding option, warrant or other right to acquire shares of common stock of the Company. Accordingly, all references to Class A common stock in these financial statements and notes refer to the role of the Class A common stock in the GWB acquisition while all other references to the Company's common capital stock have been retroactively changed to reference common stock.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Until March 25, 2022, the Company's authorized common stock had consisted of 250,000,000 shares, of which 150,000,000 shares were designated as Class A common stock and 100,000,000 were designated as Class B common stock. The Class A common stock had one vote per share while the class B common stock had five votes per share and was convertible to Class A common stock on a share-for-share basis. On March 24, 2022, the record date for our first annual stockholders' meeting following the completion of the Great Western Bank ("GWB") acquisition on February 1, 2022, all outstanding shares and rights to acquire shares of Class B common stock were automatically converted into the same number of outstanding shares and rights to acquire the same number of shares, as applicable, of Class A common stock. As a result, we now have only one class of common stock outstanding and issuable upon exercise of outstanding rights to acquire common stock, all with equivalent voting rights: namely, common stock. The Class A common stock is traded on the NASDAQ stock market, or NASDAQ, under the symbol "FIBK."

As of December 31, 2023, the Company is authorized to issue an aggregate of 150,100,000 shares of capital stock, of which, 150,000,000 shares are designated as common stock, and 100,000 are designated as preferred stock. Our common stock is uncertificated and has one vote per share.

The Company had 103,941,626 and 104,442,023 shares of common stock outstanding as of December 31, 2023 and 2022, respectively, and no shares of preferred stock outstanding as of December 31, 2023 and 2022.

During 2023, the Company issued 54,414 shares of its common stock to directors for their annual service on the Company's board of directors. The aggregate value of the shares issued to directors of $1.2 million is amortized into stock-based compensation expense in the accompanying consolidated statements of changes in stockholders' equity over a one-year service based period. During 2022 and 2021, the Company issued 33,769 and 19,081 shares of its common stock with an aggregate value of $1.3 million and $0.9 million to directors for their service on the Company's board of directors during 2022 and 2021, respectively. The aggregate value of the shares issued to directors is included in stock-based compensation expense in the accompanying consolidated statements of changes in stockholders' equity.

On February 1, 2022, the Company issued 46,879,601 shares of its Class A common stock with an aggregate value of approximately $1.7 billion as consideration for the acquisition of Great Western.

On December 14, 2023, the Company completed the repurchase of one million shares of its common stock from the estate of a stockholder at a price of $32.14 per share, or the closing price per share of the common stock as reported on the Nasdaq Stock Market on December 14, 2023, representing an aggregate purchase price of $32.1 million.

During 2022, the Company repurchased and retired the five million shares of common stock under it's previously existing stock repurchase program. As of December 31, 2023, the Company did not have a repurchase program in effect.

Other stock repurchases during 2023 and 2022 were redemptions of vested restricted shares tendered in lieu of cash for payment of income tax withholding amounts by participants in the Company's equity compensation plans.

On November 4, 2021, the Company filed a registration statement on Form S-4, as amended on December 14, 2021 with registration statement on Form S-4/A, to register 47,158,390 shares of Class A common stock to be issued as consideration for our acquisition of Great Western.

On May 25, 2023, the Company filed a Registration Statement on Form S-8 to register an additional two million shares of common stock to be issued pursuant to the Company's 2023 Equity and Incentive Plan.

On May 26, 2023, the Company filed a universal shelf registration statement on Form S-3, which was subsequently declared effective by the SEC. The shelf registration statement allows the Company to raise additional capital from time to time through offers and sales of registered securities consisting of debt securities, preferred stock, depository shares, common stock, warrants, purchase contracts, and units or units consisting of any combination of the foregoing securities. The Company may sell these securities using the prospectus in the shelf registration statement, together with applicable prospectus supplements, from time to time, in one or more offerings.

The payment of dividends by subsidiary banks is subject to various federal and state regulatory limitations. In general, a bank is limited, without the prior consent of its regulators, to paying dividends that do not exceed current year net profits together with retained earnings from the two preceding calendar years. The Company's debt instruments also include limitations on the payment of dividends.

Table of Contents

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(16)   EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period presented, excluding unvested restricted stock. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares determined for the basic earnings per share computation plus the dilutive effects of stock-based compensation using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the periods presented:

Year Ended December 31,		2023		2022		2021
Net income	$	257.5	$	202.2	$	192.1
Weighted average common shares outstanding for basic earnings per share computation		103,752,206		103,274,070		61,650,312
Dilutive effects of stock-based compensation		27,897		66,929		91,516
Weighted average common shares outstanding for diluted earnings per common share computation		103,780,103		103,340,999		61,741,828
Basic earnings per common share	$	2.48	$	1.96	$	3.12
Diluted earnings per common share		2.48		1.96		3.11
Anti-dilutive unvested time restricted stock		119,144		52,027		83,952

The Company had 908,476, 470,622, and 333,767 shares of unvested restricted stock as of December 31, 2023, 2022, and 2021, respectively, that were not included in the computation of diluted earnings per common share because performance conditions for vesting had not been met.

(17)   REGULATORY CAPITAL

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking regulators, including the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Parent Company, like all bank holding companies, is not subject to the prompt corrective action provisions. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and tier 1 capital to risk-weighted assets, and of tier 1 capital to average assets, as defined in the regulations. As of December 31, 2023, the Company exceeded all capital adequacy requirements to which it is subject.

As of December 31, 2023, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the most recent notification that management believes have changed the Bank's categories.

As an approved mortgage seller, the Bank is required to maintain a minimum level of capital specified by the United States Department of Housing and Urban Development. At December 31, 2023 and 2022, the Bank met these requirements.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The Company's actual capital amounts and ratios and selected minimum regulatory thresholds and prompt corrective action provisions as of December 31, 2023 and 2022 are presented in the following tables:

December 31, 2023	Actual		Minimum Required for Capital Adequacy Purposes		For Capital Adequacy Purposes Plus Capital Conservation Buffer[1]		Minimum to Be Well Capitalized Under Prompt Corrective Action Requirements[2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital:								
Consolidated	$ 2,941.1	13.28 %	$ 1,771.6	8.00 %	$ 2,325.2	10.50 %	$ 2,214.5	10.00 %
FIB	2,662.0	12.04	1,768.3	8.00	2,320.8	10.50	2,210.3	10.00
Tier 1 risk-based capital:								
Consolidated	2,454.4	11.08	1,328.7	6.00	1,882.3	8.50	1,771.6	8.00
FIB	2,433.0	11.01	1,326.2	6.00	1,878.8	8.50	1,768.3	8.00
Common equity tier 1 risk-based capital:								
Consolidated	2,454.4	11.08	996.5	4.50	1,550.1	7.00	1,439.4	6.50
FIB	2,433.0	11.01	994.6	4.50	1,547.2	7.00	1,436.7	6.50
Leverage capital ratio:								
Consolidated	2,454.4	8.22	1,193.9	4.00	1,193.9	4.00	1,492.3	5.00
FIB	2,433.0	8.16	1,192.2	4.00	1,192.2	4.00	1,490.2	5.00
December 31, 2022	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital:								
Consolidated	$ 2,875.8	12.48 %	$ 1,843.2	8.00 %	$ 2,419.2	10.50 %	$ 2,304.0	10.00 %
FIB	2,713.5	11.80	1,839.6	8.00	2,414.5	10.50	2,299.5	10.00
Tier 1 risk-based capital:								
Consolidated	2,408.8	10.45	1,382.4	6.00	1,958.4	8.50	1,843.2	8.00
FIB	2,504.1	10.89	1,379.7	6.00	1,954.6	8.50	1,839.6	8.00
Common equity tier 1 risk-based capital:								
Consolidated	2,408.8	10.45	1,036.8	4.50	1,612.8	7.00	1,497.6	6.50
FIB	2,504.1	10.89	1,034.8	4.50	1,609.7	7.00	1,494.7	6.50
Leverage capital ratio:								
Consolidated	2,408.8	7.75	1,242.9	4.00	1,242.9	4.00	1,553.6	5.00
FIB	2,504.1	8.07	1,241.1	4.00	1,241.1	4.00	1,551.4	5.00

(1) The capital conservation buffer is an additional 2.5% of the amount necessary to meet the minimum risk-based capital requirements for total, tier 1, and common equity tier 1 risk-based capital.

(2) The ratios to meet the requirements to be deemed "well-capitalized" are only applicable to FIB. However, the Company manages its capital position as if the requirements apply to the consolidated company and has presented the ratios as if they also applied on a consolidated basis

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

In connection with the adoption of CECL, or ASC 326, on January 1, 2020, the Company recognized an after-tax cumulative effect reduction to retained earnings totaling $24.1 million. In March 2020, the Office of the Comptroller of Currency, the Board of Governors of the Federal Reserve System, and the FDIC issued an interim final rule that allows banking organizations to mitigate the effects of ASC 326 on their regulatory capital computations. This interim rule is in addition to the three-year transition period already in place under the capital transition rule previously issued in February 2019. Banking organizations can elect to mitigate the estimated cumulative regulatory capital effects for an additional two years. This rule allows an institution to defer incorporating the impact of ASC 326 into its regulatory capital calculation, including ratios, over an extended period. Additionally, the interim rule extends the transition period whereby an institution can defer the impact from ASC 326 on the current period, determined based on the difference between the new ASC 326 allowance for credit losses and the allowance for loan losses under the incurred loss method from previous GAAP, for up to two years. The total impact related to ASC 326 would then be transitioned into regulatory capital and the associated ratios over a three-year transition period, beginning after the initial two-year deferral period, for a total transition period of five years. The Company elected to opt into the transition election and adopted transition relief over the permissible five-year period.

(18)   COMMITMENTS AND CONTINGENCIES

The Company had commitments under construction contracts of $4.5 million as of December 31, 2023.

The Parent Company and the Billings office of FIB are the anchor tenants in a building owned by an entity in which FIB has a 50.0% ownership interest.

The Company leases certain premises and equipment from third parties under operating leases. Total rental expense to third parties was $9.3 million, $8.9 million, and $4.3 million, in 2023, 2022, and 2021, respectively.

The total future minimum rental commitments, exclusive of maintenance and operating costs, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2023, are as follows:

	Third Parties		Related Entity		Total	
For the year ending December 31:						
2024	$	10.2	$	1.4	$	11.6
2025		8.5		1.4		9.9
2026		7.2		0.9		8.1
2027		5.4		0.1		5.5
2028		4.2		—		4.2
Thereafter		11.3		—		11.3
Total	$	46.8	$	3.8	$	50.6

Residential mortgage loans sold to investors in the secondary market are sold with varying recourse provisions. Essentially all the loan sales agreements require the repurchase of a mortgage loan by the seller in situations such as breach of representation, warranty, or covenant; untimely document delivery; false or misleading statements; failure to obtain certain certificates or insurance; or unmarketability. Certain loan sales agreements contain repurchase requirements based on payment-related defects that are defined in terms of the number of days or months since the purchase, the sequence number of the payment, and/or the number of days of payment delinquency. Based on the specific terms stated in the agreements, the Company had $0.8 million and $0.9 million of sold residential mortgage loans with recourse provisions still in effect as of December 31, 2023 and 2022, respectively.

The Company did not repurchase a significant amount of loans from secondary market investors under the terms of loan sales agreements during the years ended December 31, 2023, 2022, and 2021. In the opinion of management, the risk of recourse and the subsequent requirement of loan repurchase to the Company is not significant, and accordingly no liabilities have been established related to such. In addition, the Company made various representations and warranties associated with the sale of loans. The Company has not incurred significant losses resulting from these provisions.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

A substantial portion of the Company's clients' ability to honor their contracts is dependent on the economy in Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, and Wyoming. The Company's loan portfolio is diversified and assigned to risk classifications by industry concentrations and the current economic conditions. These industry concentrations of credit are taken into consideration by management in determining the allowance for credit losses.

In the normal course of business, the Company is involved in various other claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the consolidated financial condition, results of operations, or liquidity of the Company.

(19) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its clients. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the commitment contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as the credit risk involved in extending loan facilities to clients. The Company's policy for obtaining collateral, and determining the nature of such collateral, is essentially the same as in the Company's policies for making commitments to extend credit. The estimated fair value of the obligation undertaken by the Company in issuing standby letters of credit is included in accounts payable and accrued expenses in the Company's consolidated balance sheets.

The following table presents our financial instruments with off-balance sheet risk, as well as the activity in the allowance for off-balance sheet credit losses related to those financial instruments:

	December 31, 2023		December 31, 2022	
Beginning balance	$	16.2	$	3.8
Provision for credit loss expense		2.2		12.4
Ending balance	$	18.4	$	16.2

	December 31, 2023		December 31, 2022	
Unused credit card lines	$	814.0	$	827.6
Commitments to extend credit		4,069.2		5,173.3
Standby letters of credit		97.1		93.8

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(20) INCOME TAXES

Income tax expense consists of the following:

Year ended December 31,		2023		2022		2021
Current:						
Federal	$	46.1	$	45.2	$	39.4
State		12.8		14.4		11.3
Total current		58.9		59.6		50.7
Deferred:						
Federal		16.0		(3.7)		3.7
State		4.4		(1.0)		1.3
Total deferred		20.4		(4.7)		5.0
Total income tax expense	$	79.3	$	54.9	$	55.7

Total income tax provision differs from the amount of income tax determined by applying the statutory federal income tax rate of 21% for the periods presented to income before income taxes due to the following:

Year ended December 31,		2023		2022		2021
Tax expense at the statutory tax rate	$	70.7	$	54.0	$	52.0
Increase (decrease) in tax resulting from:						
Tax-exempt income		(8.1)		(8.4)		(2.8)
State income tax, net of federal income tax benefit		13.6		10.6		9.9
Deficiency (benefit) of stock-based compensation plans		0.3		0.2		(0.5)
Nondeductible transaction costs		—		2.0		0.8
Federal tax credits		(0.2)		(4.3)		(4.3)
FDIC premiums		2.0		1.6		—
Other, net		1.0		(0.8)		0.6
Tax expense at effective tax rate	$	79.3	$	54.9	$	55.7

The tax effects of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset (liability) relate to the following:

December 31,		2023		2022
Deferred tax assets:				
Loans, principally due to allowance for credit losses	$	56.7	$	54.8
Loan discount		21.7		32.5
Investment securities, unrealized losses		118.1		157.9
Derivatives, unrealized losses		0.3		0.5
Deferred compensation		18.6		26.8
Non-performing loan interest		2.2		2.6
Other real estate owned write-downs and carrying costs		1.4		1.5
Net operating loss carryforwards [1]		1.1		1.5
Lease liabilities		11.0		12.0
Other reserves		10.7		8.8
Contract incentives		7.5		8.5
Discount on acquired investment securities		10.1		13.4
Other		4.8		2.4
Deferred tax assets	$	264.2	$	323.2

124

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

December 31,		2023		2022
Deferred tax liabilities:				
Fixed assets, principally differences in bases and depreciation	$	(19.8)	$	(17.3)
Deferred loan costs		(4.1)		(3.3)
Investment in joint venture partnership, principally due to differences in depreciation of partnership assets		(2.4)		(1.3)
Right of use assets		(10.3)		(11.3)
Prepaid amounts		(0.9)		(0.9)
Government agency stock dividends		(1.3)		(1.2)
Goodwill and other intangibles		(68.1)		(68.2)
Mortgage servicing rights		(6.9)		(7.4)
Other		(0.4)		(1.8)
Deferred tax liabilities		(114.2)		(112.7)
Net deferred tax assets	$	150.0	$	210.5

[1] As of December 31, 2023, the Company had remaining federal net operating loss carryforwards of $2.4 million from acquired companies, which is available to offset federal taxable income and state net operating loss carryforwards in amounts which vary by state. The federal net operating losses will expire beginning in 2030 and ending in 2036 and the state net operating losses will expire beginning in 2023 and ending in 2036. The use of these carryforwards is subject to annual limitations.

The Company had current net income tax receivables of $16.4 million and $38.3 million at December 31, 2023 and 2022, respectively.

GAAP requires the measurement of unrecorded tax benefits related to uncertain tax positions. An unrecorded tax benefit is the difference between the tax benefit of a position taken, or expected to be taken, on a tax return and the benefit recorded for accounting purposes. At December 31, 2023 and 2022, the Company had no unrecorded tax benefits and does not expect this position to significantly change within the next 12 months.

The Company is subject to income tax in the U.S. federal jurisdiction and also in various states. The Company is no longer subject to examination by taxing authorities for years before 2020.

(21) STOCK-BASED COMPENSATION

The Company has equity awards outstanding under two stock-based compensation plans; The 2023 Equity and Incentive Plan (the "2023 Plan") and the 2015 Equity Incentive Plan, as amended and restated (the "2015 Plan"). These plans were primarily established to enhance the Company's ability to attract, retain, and motivate employees. The Company's Board of Directors or, upon delegation, the Compensation and Human Capital Committee of the Board of Directors ("Compensation Human Capital Committee") has exclusive authority to select employees, advisors and others, including directors, to receive awards and to establish the terms and conditions of each award made pursuant to the Company's stock-based compensation plan.

The 2023 Plan, approved by the Company's shareholders in May 2023, was established to provide the Company with flexibility to select from various equity-based performance compensation methods, and to be able to address changing accounting and tax rules and corporate governance practices by optimally utilizing performance based compensation. The 2023 Plan did not increase the number of shares of the common stock available for awards under the 2015 Plan. At December 31, 2023, there were 1,389,724 common shares available for future grant under the 2023 Plan.

The 2015 Plan, approved by the Company's shareholders in May 2015, was established to provide the Company with flexibility to select from various equity-based performance compensation methods, and to be able to address changing accounting and tax rules and corporate governance practices by optimally utilizing performance based compensation. Upon approval of the 2023 Plan, the remaining common shares available for future grant under the 2015 were forfeited. The 2015 Plan continues with respect to the awards made prior to June 2023.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Restricted Stock Awards. Common stock issued under the Company's restricted stock plan may not be sold or otherwise transferred until restrictions have lapsed or performance objectives have been obtained. During the vesting periods, participants have voting rights and receive dividends on all time restricted shares and vesting performance restricted shares under the 2015 Plan. During the vesting periods, under the 2023 Plan, participants do not have voting rights and dividends are accumulated until the time upon which the award vests. Upon termination of employment, common shares upon which restrictions have not lapsed must be returned to the Company.

All restricted share awards are classified as equity awards. The fair value of equity-classified restricted stock awards is based on the market price of the stock on the measurement date and is amortized as compensation expense on a straight-line basis over the period restrictions lapse or performance goals are met. Stock compensation is recognized based on the number of awards to vest using actual forfeiture amounts. For performance-based stock awards, an estimate is made of the number of shares expected to vest as a result of actual performance against the performance targets to determine the amount of compensation expense to be recognized. The estimate is reevaluated quarterly and total compensation expense is adjusted for any change in the current period.

Stock-based compensation expense related to restricted stock awards of $4.7 million, $9.6 million and $8.9 million was included in employee benefits on the Company's consolidated statements of income for the years ended December 31, 2023, 2022, and 2021, respectively. Related income tax expense of $0.4 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively, and related income tax benefit of $0.3 million was recognized for the year ended December 31, 2021.

The following table presents information regarding the Company's restricted stock:

As of December 31, 2023	Number of Shares		Weighted-Average Measurement Date Fair Value
Restricted stock, beginning of year	741,098	$	38.94
Granted	683,574		19.84
Vested	(180,587)		36.73
Forfeited	(127,779)		29.75
Restricted stock, end of year	1,116,306	$	27.74

During 2023, the Company issued 683,574 restricted common shares. The 2023 restricted share awards included 363,440 performance restricted shares, of which 181,720 vest in varying percentages upon achievement of defined return on average equity performance goals, and 181,720 vest in varying percentages upon achievement of defined total return to shareholder goals. The defined return to shareholder goals related to the 2020 performance restricted stock grants were not met resulting in the cancellation of 86,802 performance shares. Vesting of the 2023 performance restricted shares is also contingent on employment as of March 15, 2026. Additionally, 406,936 time-restricted shares were issued during 2023, of which 54,414 vest one year from the grant date, 97,665 vest two years from the grant date, and the remaining 254,857 vest one-third on each annual anniversary of the grant date, contingent on continued employment through the vesting dates.

As of December 31, 2023, there was $22.2 million of unrecognized compensation cost related to non-vested, restricted stock awards expected to be recognized over a period of 1.35 years.

(22) EMPLOYEE BENEFIT PLAN

Savings Plan. In addition, the Company has a contributory employee savings plan. All employees are eligible to participate in the plan. Employee participation in the plan is at the option of the employee. The Company contributed 100% of the first 6% of the participating employee's eligible compensation in 2023, 2022, and 2021, respectively. Contribution expense for this plan of $12.7 million, $13.5 million, and $8.8 million in 2023, 2022, and 2021, respectively, is included in employee benefits expense in the Company's consolidated statements of income.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(23)   OTHER COMPREHENSIVE INCOME (LOSS)

The gross amounts of each component of other comprehensive (loss) income and the related tax effects for the periods indicated are as follows:

Year Ended December 31, 2023		Before Tax Amount		Tax Expense (Benefit)		Net of Tax Amount
Investment securities available-for sale:						
Change in net unrealized gain during period	$	144.8	$	36.1	$	108.7
Reclassification adjustment for net losses included in net income		23.5		5.8		17.7
Reclassification adjustment for securities transferred from held-to-maturity to available-for-sale		(7.2)		(1.8)		(5.4)
Net change in unamortized gains on available-for-sale securities transferred into held-to-maturity		(1.3)		(0.3)		(1.0)
Change in net unrealized gain on derivatives		0.9		0.3		0.6
Total other comprehensive income	$	160.7	$	40.1	$	120.6

Year Ended December 31, 2022		Before Tax Amount		Tax Expense (Benefit)		Net of Tax Amount
Investment securities available-for sale:						
Change in net unrealized loss during period	$	(613.1)	$	(152.4)	$	(460.7)
Reclassification adjustment for net losses included in net income		24.4		5.5		18.9
Reclassification adjustment for securities transferred from held-to-maturity to available-for-sale		0.2		0.1		0.1
Net change in unamortized gains on available-for-sale securities transferred into held-to-maturity		(26.1)		(6.6)		(19.5)
Change in net unrealized loss on derivatives		(6.7)		(1.8)		(4.9)
Total other comprehensive loss	$	(621.3)	$	(155.2)	$	(466.1)

Year Ended December 31, 2021		Before Tax Amount		Tax Expense (Benefit)		Net of Tax Amount
Investment securities available-for sale:						
Change in net unrealized loss during period	$	(113.7)	$	(28.7)	$	(85.0)
Reclassification adjustment for net gains included in net income		(1.1)		(0.3)		(0.8)
Net change in unamortized gains on available-for-sale securities transferred into held-to-maturity		20.2		5.1		15.1
Change in net unrealized loss on derivatives		4.2		1.1		3.1
Total other comprehensive loss	$	(90.4)	$	(22.8)	$	(67.6)

The components of accumulated other comprehensive loss, net of income taxes, are as follows:

Years ended December 31,		2023		2022
Net unrealized loss on investment securities available-for-sale	$	(350.1)	$	(471.0)
Net unrealized (loss) gain on investment securities transferred to held-to-maturity		(5.6)		(4.5)
Net unrealized (loss) gain on derivatives		(0.8)		(1.6)
Net accumulated other comprehensive loss	$	(356.5)	$	(477.1)

127

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(24) CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Following is condensed financial information of First Interstate BancSystem, Inc.

December 31,		2023		2022
Condensed balance sheets:				
Cash and cash equivalents	$	275.7	$	154.8
Investment in bank subsidiary		3,062.2		2,985.8
Advances to subsidiaries, net		43.5		0.1
Other assets		147.0		240.7
Total assets	$	3,528.4	$	3,381.4
Other liabilities	$	38.8	$	45.6
Long-term debt		99.0		98.9
Subordinated debentures held by subsidiary trusts		163.1		163.1
Total liabilities		300.9		307.6
Stockholders' equity		3,227.5		3,073.8
Total liabilities and stockholders' equity	$	3,528.4	$	3,381.4

Years Ended December 31,		2023		2022		2021
Condensed statements of income:						
Dividends from subsidiaries	$	360.0	$	360.0	$	160.0
Other interest income		0.5		0.4		—
Other income, primarily management fees from subsidiaries		51.6		51.7		41.3
Total income		412.1		412.1		201.3
Salaries and benefits		34.5		40.6		36.4
Interest expense		18.4		12.6		8.2
Acquisition related expenses		—		62.3		11.6
Other operating expenses, net		22.5		25.0		17.6
Total expenses		75.4		140.5		73.8
Earnings before income tax benefit		336.7		271.6		127.5
Income tax benefit		(4.2)		(18.9)		(7.6)
Income before undistributed earnings of subsidiaries		340.9		290.5		135.1
Undistributed (loss) earnings of subsidiaries		(83.4)		(88.3)		57.0
Net income	$	257.5	$	202.2	$	192.1

Years Ended December 31,		2023		2022		2021
Condensed statements of cash flows:						
Cash flows from operating activities:						
Net income	$	257.5	$	202.2	$	192.1
Adjustments to reconcile net income to cash provided by operating activities:						
Undistributed losses (earnings) of subsidiaries		83.4		88.3		(57.0)
Stock-based compensation expense		4.6		9.6		8.9
Other, net		2.7		(151.2)		(3.2)
Net cash provided by operating activities		348.2		148.9		140.8
Cash flows from investing activities:						
Acquisition of bank holding company, net of cash and cash equivalents received		—		(0.8)		—
Net cash used in investing activities	$	—	$	(0.8)	$	—

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Years Ended December 31,		2023		2022		2021
Cash flows from financing activities:						
Net increase in advances from subsidiaries	$	1.8	$	206.5	$	23.7
Proceeds from issuance of common stock, net of stock issuance costs		—		0.1		0.4
Purchase and retirement of common stock		(34.0)		(198.9)		(5.4)
Dividends paid to common stockholders		(195.1)		(182.1)		(101.6)
Net cash used in financing activities		(227.3)		(174.4)		(82.9)
Net change in cash and cash equivalents		120.9		(26.3)		57.9
Cash and cash equivalents, beginning of year		154.8		181.1		123.2
Cash and cash equivalents, end of year	$	275.7	$	154.8	$	181.1

There was $1,722.5 million of noncash financing activities for the issuance of common stock related to the GWB acquisition in 2022.

(25) FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs to measure fair value are as follows:
- Level 1 - Quoted prices in active markets for identical assets or liabilities
- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities

The methodologies used by the Company in determining the fair values of each class of financial instruments are based primarily on independent, market-based data to reflect a value that would be reasonably expected in an orderly transaction between market participants at the measurement date, and therefore are classified within Level 2 of the valuation hierarchy. There have been no significant changes in the valuation techniques during the periods ended December 31, 2023 and 2022.

The Company's policy is to recognize transfers between levels as of the end of the reporting period. Transfers in and out of Level 1, Level 2, and Level 3 are recognized on the actual transfer date. There were no significant transfers between fair value hierarchy levels during the years ended December 31, 2023 and 2022. Further details on the methods used to estimate the fair value of each class of financial instruments above are discussed below:

Investment Debt Securities Available-for-Sale. The Company obtains fair value measurements for investment securities from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the investment's terms and conditions, among others. Vendors chosen by the Company are widely recognized vendors whose evaluations support the pricing functions of financial institutions, investment and mutual funds, and portfolio managers. If needed, a broker may be utilized to determine the reported fair value of investment securities.

Loans Held for Sale. Fair value measurements for residential mortgage loans held for sale are obtained from an independent pricing service. The fair value measurements consider observable data that may include binding contracts or quotes or bids from third party investors as well as loan level pricing adjustments. Commercial and agricultural loans held for sale are derived from quotes or bids from third party investors.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Interest Rate Collars: The fair values of interest rate collars are obtained from an independent third party. The values are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below (rise above) the strike rate of the floors (caps). The variable interest rates used in the calculation of projected receipts on the collars are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The change in the value of derivative assets attributable to basis risk, or the risk that offsetting investments in a hedging strategy will not experience price changes in entirely opposite directions, was not significant in the reported periods. The Company also compares the reasonableness of the pricing semi-annually through a validation process involving additional independent third parties.

Interest Rate Swap Contracts. Fair values for derivative interest rate swap contracts are obtained from an independent third party. The values are based upon the estimated amounts to settle the contracts considering current interest rates and are calculated using discounted cash flows that are observable, or that can be corroborated by observable market data. The inputs used to determine fair value include the United States Dollar – SOFR forward curve to estimate variable rate cash inflows and the SOFR to estimate the discount rate. The estimated variable rate cash inflows are compared to the fixed rate outflows and such difference is discounted to a present value to estimate the fair value of the interest rate swaps. The change in the value of derivative assets attributable to basis risk, or the risk that offsetting investments in a hedging strategy will not experience price changes in entirely opposite directions, was not significant in the reported periods. The Company also compares the reasonableness of the pricing semi-annually through a validation process involving additional independent third parties.

For purposes of potential valuation adjustments to our derivative positions, we evaluate both our credit risk and the credit risk of our counterparties. Accordingly, we have considered factors such as the likelihood of our default and the default of our counterparties, our net exposures and remaining contractual life, among other things, in determining if any fair value adjustments related to credit risk are required. The change in value of derivative assets and derivative liabilities attributable to credit risk was not significant during the reported periods.

Interest Rate Lock Commitments. Fair value measurements for interest rate lock commitments are obtained from an independent pricing service. The fair value measurements consider observable data that may include prices available from secondary market investors taking into consideration various characteristics of the loan, including the loan amount, interest rate, value of the servicing, and loan to value ratio, among other things. Observable data is then adjusted to reflect changes in interest rates, the Company's estimated pull-through rate, and estimated direct costs necessary to complete the commitment into a closed loan net of origination and processing fees collected from the borrower.

Forward Loan Sales Contracts. The fair value measurements for forward loan sales contracts are obtained from an independent pricing service. The fair value measurements consider observable data that includes sales of similar loans.

Deferred Compensation Plan Assets and Liabilities. The fair values of deferred compensation plan assets and liabilities are based primarily on the use of independent, market-based data to reflect a value that would be reasonably expected in an orderly transaction between market participants at the measurement date. These investments are in the same funds and purchased in the same amounts as the participants' selected investments, which represent the underlying liabilities to plan participants. Deferred compensation plan liabilities are recorded at amounts due to participants, based on the fair value of participants' selected investments.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

		Fair Value Measurements at Reporting Date Using		
As of December 31, 2023	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment debt securities available-for-sale:				
U.S. Treasury notes	$ 224.7	$ —	$ 224.7	$ —
State, county, and municipal securities	219.8	—	219.8	—
Obligations of U.S. government agencies	168.5	—	168.5	—
U.S. agency commercial mortgage-backed securities	1,105.6	—	1,105.6	—
U.S. agency residential mortgage-backed securities	1,366.9	—	1,366.9	—
Collateralized mortgage obligations	1,189.5	—	1,189.5	—
Private mortgage-backed securities	210.4	—	210.4	—
Collateralized loan obligations	1,119.7	—	1,119.7	—
Corporate securities	236.4	—	236.4	—
Loans held for sale	0.5	—	0.5	—
Derivative assets:				
Interest rate swap contracts	37.3	—	37.3	—
Interest rate lock commitments	0.1	—	0.1	—
Derivative liabilities:				
Interest rate collars	3.6	—	3.6	—
Interest rate swap contracts	123.5	—	123.5	—
Risk participation agreements	0.1	—	0.1	—
Forward loan sales contracts	0.1	—	0.1	—
Deferred compensation plan assets	19.2	—	19.2	—
Deferred compensation plan liabilities	19.2	—	19.2	—

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

		Fair Value Measurements at Reporting Date Using		
As of December 31, 2022	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment debt securities available-for-sale:				
U.S. Treasury notes	$ 642.7	$ —	$ 642.7	$ —
State, county, and municipal securities	263.7	—	263.7	—
Obligations of U.S. government agencies	198.9	—	198.9	—
U.S. agency commercial mortgage-backed securities	1,351.2	—	1,351.2	—
U.S. agency residential mortgage-backed securities	1,558.3	—	1,558.3	—
Collateralized mortgage obligations	1,350.2	—	1,350.2	—
Private mortgage-backed securities	228.0	—	228.0	—
Collateralized loan obligations	1,111.6	—	1,111.6	—
Corporate securities	241.5	—	241.5	—
Loans held for sale	12.4	—	6.9	5.5
Derivative assets:				
Interest rate swap contracts	45.1	—	45.1	—
Forward loan sales contracts	0.1	—	0.1	—
Derivative liabilities:				
Interest rate collars	5.4	—	5.4	—
Interest rate swap contracts	154.2	—	154.2	—
Deferred compensation plan assets	18.7	—	18.7	—
Deferred compensation plan liabilities	18.7	—	18.7	—

Additionally, from time to time, certain assets are measured at fair value on a non-recurring basis. Adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to credit deterioration. The following table presents information about the Company's assets and liabilities measured at fair value on a non-recurring basis:

		Fair Value Measurements at Reporting Date Using		
As of December 31, 2023	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral-dependent loans	$ 52.6	$ —	$ —	$ 52.6
Loans held for sale	46.9	—	—	46.9
Other real estate owned	16.5	—	—	16.5
Long-lived assets to be disposed of by sale	1.0	—	—	1.0

		Fair Value Measurements at Reporting Date Using		
As of December 31, 2022	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral-dependent loans	$ 39.1	$ —	$ —	$ 39.1
Loans held for sale	67.5	—	—	67.5
Other real estate owned	12.7	—	—	12.7
Long-lived assets to be disposed of by sale	5.5	—	—	5.5

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Collateral-dependent Loans. Collateral-dependent loans are reported at the fair value of the underlying collateral if repayment is expected solely from collateral. The collateral-dependent loans are reported at fair value through specific valuation allowance allocations. In addition, when it is determined that the fair value of a collateral-dependent loan is less than the recorded investment in the loan, the carrying value of the loan is adjusted to fair value through a charge to the allowance for credit losses. Collateral values are estimated using independent appraisals and management estimates of current market conditions. As of December 31, 2023 and December 31, 2022, the Company had collateral-dependent loans with a carrying and fair value of $52.6 million and $39.1 million, respectively.

Loans Held for Sale. Fair value measurements for non-residential mortgage loans held for sale are derived from valuations, appraisals, and quotes or bids from third party investors. The fair value measurements consider observable data that may include binding contracts or quotes or bids from third party investors as well as loan level pricing adjustments.

OREO. The fair values of OREO are estimated using independent appraisals and management estimates of current market conditions. Upon initial recognition, write-downs based on the foreclosed asset's fair value at foreclosure are reported through charges to the allowance for credit losses. Periodically, the fair value of foreclosed assets is remeasured with any subsequent write-downs charged to OREO expense in the period in which they are identified.

Long-lived Assets to be Disposed of by Sale. Long-lived assets to be disposed of by sale are carried at the lower of carrying value or fair value less estimated costs to sell. The fair values of long-lived assets to be disposed of by sale are based upon observable market data and management estimates of current market conditions. As of December 31, 2023, the Company had long-lived assets to be disposed of by sale with carrying and fair values aggregating $1.0 million. As of December 31, 2022, the Company had long-lived assets to be disposed of by sale with carrying values aggregating $5.7 million, reduced by write-downs of $0.2 million charged to other expense, and fair values aggregating $5.5 million

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company has utilized Level 3 inputs to determine fair values:

As of December 31, 2023	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)		
Collateral-dependent loans	$ 52.6	Appraisal	Appraisal adjustment	—% - 100%		(36%)
Loans held for sale	46.9	Fair value of collateral	Discount for type of property, age of appraisal, and current status	5% - 23%		(14)%
Other real estate owned	16.5	Appraisal	Appraisal adjustment	10% - 43%		(48)%
Long-lived assets to be disposed of by sale	1.0	Appraisal	Appraisal adjustment	—% - —%		—%
As of December 31, 2022						
Collateral-dependent loans	$ 39.1	Appraisal	Appraisal adjustment	0% - 45%		(7%)
Loans held for sale	67.5	Fair value of collateral	Discount for type of property, age of appraisal, and current status	11%	23%	(17%)
Other real estate owned	12.7	Appraisal	Appraisal adjustment	15% - 36%		(22%)
Long-lived assets to be disposed of by sale	5.5	Appraisal	Appraisal adjustment	0% - 6%		(3%)

The Company is required to disclose the fair value of financial instruments for which it is practical to estimate fair value. The methodologies for estimating the fair value of financial instruments that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for estimating the fair value of other financial instruments are discussed below. For financial instruments bearing a variable interest rate where no credit risk exists, it is presumed that recorded book values are reasonable estimates of fair value.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

Financial Assets. Carrying values of cash, cash equivalents, and accrued interest receivable approximate fair values due to the liquid and/or short-term nature of these instruments. Fair values for investment securities held-to-maturity are obtained from an independent pricing service, which considers observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the investment's terms and conditions, among other things. Fair values of fixed rate loans and variable rate loans that reprice on an infrequent basis are estimated by discounting future cash flows using current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality using an exit price notion. Carrying values of variable rate loans that reprice frequently, and with no change in credit risk, approximate the fair values of these instruments.

Financial Liabilities. The fair values of demand deposits, savings accounts, securities sold under repurchase agreements, and accrued interest payable are the amounts that are payable on demand at the reporting date. The fair values of fixed-maturity certificates of deposit are estimated using external market rates that are currently offered for deposits that have similar remaining maturities. The fair values of derivative liabilities are obtained from an independent pricing service, which considers observable data that may include the United States Dollar - SOFR forward curve, the federal funds effective swap rate and cash flows, among other things. The fixed and floating rate subordinated debentures, floating rate subordinated term loan, other borrowed funds, fixed rate subordinated term debt, and capital lease obligation are estimated by discounting future cash flows using current rates for advances that have similar characteristics.

Commitments to Extend Credit and Standby Letters of Credit. The fair value of commitments to extend credit and standby letters of credit, based on fees currently charged to enter into similar agreements, is not significant.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

The estimated fair values of financial instruments that are reported in the Company's consolidated balance sheets, and are segregated by the level of the valuation inputs within the fair value hierarchy that are utilized to measure fair value, are as follows:

As of December 31, 2023	Carrying Amount	Estimated Fair Value	Fair Value Measurements at Reporting Date Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and cash equivalents	$ 578.0	$ 578.0	$ 578.0	$ —	$ —
Investment debt securities available-for-sale	5,841.5	5,841.5	—	5,841.5	—
Investment debt securities held-to-maturity	3,207.9	2,874.0	—	2,874.0	—
Accrued interest receivable	129.1	129.1	—	129.1	—
Mortgage servicing rights, net	28.3	38.8	—	38.8	—
Loans held for sale	47.4	47.4	—	0.5	46.9
Net loans held for investment	18,051.9	17,334.4	—	17,281.8	52.6
Derivative assets	37.4	37.4	—	37.4	—
Deferred compensation plan assets	19.2	19.2	—	19.2	—
Total financial assets	$ 27,940.7	$ 26,899.8	$ 578.0	$ 26,222.3	$ 99.5
Financial liabilities:					
Total deposits, excluding time deposits	$ 20,313.2	$ 20,313.2	$ 20,313.2	$ —	$ —
Time deposits	3,009.9	2,981.7	—	2,981.7	—
Securities sold under repurchase agreements	782.7	782.7	—	782.7	—
Other borrowed funds	2,603.0	2,603.0	—	2,603.0	—
Accrued interest payable	52.2	52.2	—	52.2	—
Long-term debt	120.8	115.6	—	115.6	—
Subordinated debentures held by subsidiary trusts	163.1	151.1	—	151.1	—
Derivative liabilities	127.3	127.3	—	127.3	—
Deferred compensation plan liabilities	19.2	19.2	—	19.2	—
Total financial liabilities	$ 27,191.4	$ 27,146.0	$ 20,313.2	$ 6,832.8	$ —

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

			Fair Value Measurements at Reporting Date Using		
As of December 31, 2022	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Cash and cash equivalents	$ 870.5	$ 870.5	$ 870.5	$ —	$ —
Investment debt securities available-for-sale	6,946.1	6,946.1	—	6,946.1	—
Investment debt securities held-to-maturity	3,451.8	3,052.2	—	3,052.2	—
Accrued interest receivable	118.3	118.3	—	118.3	—
Mortgage servicing rights, net	31.1	37.4	—	37.4	—
Loans held for sale	79.9	79.9	—	6.9	73.0
Net loans held for investment	17,879.1	17,552.1	—	17,513.0	39.1
Derivative assets	45.2	45.2	—	45.2	—
Deferred compensation plan assets	18.7	18.7	—	18.7	—
Total financial assets	$ 29,440.7	$ 28,720.4	$ 870.5	$ 27,737.8	$ 112.1
Financial liabilities:					
Total deposits, excluding time deposits	$ 23,145.2	$ 23,145.2	$ 23,145.2	$ —	$ —
Time deposits	1,928.4	1,876.1	—	1,876.1	—
Securities sold under repurchase agreements	1,052.9	1,052.9	—	1,052.9	—
Other borrowed funds	2,327.0	2,327.0	—	2,327.0	—
Accrued interest payable	14.5	14.5	—	14.5	—
Long-term debt	120.8	116.3	—	116.3	—
Subordinated debentures held by subsidiary trusts	163.1	155.8	—	155.8	—
Derivative liabilities	159.6	159.6	—	159.6	—
Deferred compensation plan liabilities	18.7	18.7	—	18.7	—
Total financial liabilities	$ 28,930.2	$ 28,866.1	$ 23,145.2	$ 5,720.9	$ —

(26) RELATED PARTY TRANSACTIONS

Certain executive officers, directors, and greater than 5% shareholders of the Company and certain entities and individuals related to such persons had transactions with the Company in the ordinary course of business. These parties were deposit clients of the Bank and incurred indebtedness in the form of loans, as clients, of $11.1 million and $18.9 million at December 31, 2023 and 2022, respectively. During 2023, new loans and advances on existing loans of $5.8 million were funded, loan repayments totaled $6.1 million, and $7.5 million of loans were removed or added due to changes in related parties. All deposit and loan transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company and do not involve more than a normal risk of collectability or present other unfavorable features.

On December 14, 2023, the Company completed the repurchase of one million shares of its common stock from the estate of the Homer Scott, Jr. Revocable Trust (the "Trust") at a price of $32.14 per share, or the closing price per share of the common stock as reported on the Nasdaq Stock Market on December 14, 2023, representing an aggregate purchase price of $32.1 million. The Trust is an affiliate of the Company, as it is a member of the "Scott Family FIBK Shareholder Group" identified as such in the beneficial ownership table included in the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 11, 2023, which group includes three of the Company's directors, namely Messrs. James R. Scott, John M. Heyneman, Jr., and Jonathan R. Scott, and all of which family group members collectively beneficially own greater than 5% of the outstanding shares of the Common Stock. Additionally, the Company's wholly owned subsidiary, First Interstate Bank, currently serves as trustee of the Trust.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

(27) RECENT AUTHORITATIVE ACCOUNTING GUIDANCE

ASU 2020-04, "Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Accounting." In March 2020, the FASB issued ASU 2020-04, which provides temporary exceptions that are optional for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate, with such modification considered to be "minor" so that any existing unamortized origination fees/costs will carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or remeasurements of lease payments that otherwise would be required for modifications will not be accounted for as separate contracts. ASU 2020-04 is effective March 12, 2020 through December 31, 2022. An entity may elect to apply ASU 2020-04 for contract modifications as of January 1, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic within the Codification, the amendments in this ASU must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company adopted certain elections related to cash flow hedges which did not have a significant impact on the Company's financial position or results of operations. Based upon the amendments provided in ASU 2022-06 discussed below, ASU 2020-04 can generally be applied through December 31, 2024.

ASU 2021-01, "*Reference Rate Reform (Topic 848)*" In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform Topic 848*, that clarifies certain exceptions that are optional in Topic 848 for contract modifications and hedge accounting and apply those exceptions to derivatives that are affected by the discounting transition. An entity may elect to apply the amendments in this ASU on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final ASU. If an entity elects to apply any of the amendments in this ASU for an eligible hedging relationship, any adjustments as a result of those elections must be reflected as of the date the entity applies the election. The amendments in this ASU do not apply to contract modifications made, new hedging relationships entered into, or existing hedging relationships evaluated for effectiveness in periods after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that apply certain exceptions that are optional in which the accounting effects of the hedging activity are recorded through the end of the hedging relationship. The Company is currently evaluating the impact of the standard and does not anticipate it will have a significant impact on the Company's financial position or results of operations. Based upon the amendments provided in ASU 2022-06 discussed below, ASU 2021-01 can generally be applied through December 31, 2024.

ASU 2021-08, "*Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*" In October 2021, the FASB issued ASU 2021-08, *Business Combinations Topic 805, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, to address diversity in practice and inconsistency related to the accounting for revenue contracts with customers acquired in a business combination. The amendments require that an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 as if it had originated the contracts. The amendments also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination and applies to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply. The amendments are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Entities should apply the amendments prospectively to business combinations that occur after the effective date. The amendments in this ASU became effective for the Company on January 1, 2023 and did not have a significant impact on the Company's consolidated financial statements, results of operations, or liquidity.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

ASU 2022-01, "*Derivatives and Hedging (Topic 815), Fair Value Hedging—Portfolio Layer Method*" In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging Topic 815, Fair Value Hedging—Portfolio Layer Method* that clarifies the accounting for and promotes consistency in the reporting of hedge basis adjustments applicable to both a single hedged layer and multiple hedged layers. The amendments allow nonprepayable financial assets also to be included in a closed portfolio hedged using the portfolio layer method. That expanded scope permits an entity to apply the same portfolio hedging method to both prepayable and nonprepayable financial assets, thereby allowing consistent accounting for similar hedges. The amendments are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The amendments in this ASU became effective for the Company on January 1, 2023 and did not have a significant impact on the Company's consolidated financial statements, results of operations, or liquidity.

ASU 2022-02, "*Financial Instruments—Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures*" In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326), Troubled Debt Restructurings* (TDRs) *and Vintage Disclosures* that eliminate the accounting guidance for TDRs by creditors in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The amendment also requires an entity disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this ASU became effective for the Company on January 1, 2023 on a prospective basis, and did not have a significant impact on the Company's consolidated financial statements, results of operations, or liquidity. Prior to the adoption of ASU 2022-02, a TDR occurred when a loan to a borrower experiencing financial difficulty was restructured with a concession provided that a creditor would not otherwise consider. For the Company's accounting policy related to TDRs granted prior to the adoption of ASU 2022-02, see "Note 1 – Summary of Significant Accounting Policies" in Part IV, Item 15 "Notes to Consolidated Financial Statements" within our Annual Report on Form 10-K for the year ended December 31, 2022. See "Note 6 – Loans Held For Investment" of these Notes to the Unaudited Consolidated Financial Statements" for further details of the amendments in this update.

ASU 2022-06, "*Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848*" In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848* that extends the period of time preparers can utilize the reference rate reform relief guidance provided by ASU 2020-04 and ASU 2021-01, which are discussed above. ASU 2022-06, which was effective upon issuance, defers the sunset date of this prior guidance from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief guidance in Topic 848. The adoption of ASU 2022-06 did not have a significant impact on the Company's financial position, results of operations, or liquidity.

ASU 2023-02, "*Investments—Equity Method and Joint Ventures (Topic 323), Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*" In March 2023, the FASB issued ASU 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323), Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method* that permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. The amendments also require that a reporting entity disclose certain information in annual and interim reporting periods that enable investors to understand certain information about its investments that generate income tax credits and other income tax benefits from a tax credit program. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. If an entity adopts the amendments in an interim period, it shall adopt them as of the beginning of the fiscal year that includes that interim period. The amendments must be applied on either a modified retrospective or a retrospective basis (except for certain LIHTC investments not accounted for using the proportional amortization method). The Company is currently evaluating the impact of the standard and does not anticipate it will have a significant impact on the Company's financial position, results of operations, or liquidity.

FIRST INTERSTATE BANCSYSTEM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share data)

ASU 2023-05, "*Business Combinations—Joint Venture Formations (Subtopic 805-60), Recognition and Initial Measurement*" In August 2023, the FASB issued ASU 2023-05, *Business Combinations—Joint Venture Formations (Subtopic 805-60), Recognition and Initial Measurement* that requires certain joint ventures to apply a new basis of accounting upon formation by recognizing and initially measuring most of their assets and liabilities at fair value. The objectives of the amendments are to provide decision-useful information to investors and other allocators of capital in a joint venture's financial statements and also to reduce diversity in practice. These amendments are effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. The Company does not anticipate the adoption of ASU 2023-05 will have a significant impact on the Company's financial position, results of operations, or liquidity.

ASU 2023-06, "*Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*" In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements— Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative* that amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532 - Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company does not anticipate the adoption of ASU 2023-06 will have a significant impact on the Company's financial position, results of operations, or liquidity.

ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*" In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* that require public business entities to annually disclose (1) specific categories in their rate reconciliation; (2) additional information for reconciling items that meet a quantitative threshold; (3) the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes; (4) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which the income taxes paid that meet a quantitative threshold; (5) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign; and (6) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. The ASU eliminates the requirement to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months and to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact of the standard and does not anticipate it will have a significant impact on the Company's financial position, results of operations, or liquidity.

(28)   SUBSEQUENT EVENTS

Subsequent events have been evaluated for potential recognition and disclosure through the date financial statements were filed with the Securities and Exchange Commission. On January 26, 2024, the Company declared a quarterly dividend to common shareholders of $0.47 per share, which was paid on February 19, 2024 to shareholders of record as of February 9, 2024.

In the first quarter of 2024, the Company accessed $1.0 billion of borrowings at a rate of 4.76% through the BTFP with a maturity of January 16, 2025, which enabled the Company to pay off higher rate FHLB advances and support its current cash position.

No other events requiring recognition or disclosure were identified.

(a) (2) Financial statement schedules.

All other schedules to the consolidated financial statements of the Registrant are omitted since the required information is either not applicable, deemed immaterial, or is shown in the financial statements filed herewith or in notes thereto.

(a) (3) Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on May 25, 2023)
3.2	Bylaws of the Company (incorporated by reference to Exhibit B of Appendix B to the Company's definitive proxy statement on Schedule 14A, File No. 001-34653, filed on April 11, 2023)
4.1	Description of the Company's securities registered under Section 12 of the Exchange Act
4.2	Indenture, dated May 15, 2020, between the Company and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on May 18, 2020)
4.3	First Supplemental Indenture, dated May 15, 2020, between the Company and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on May 18, 2020)
4.4	Form of 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030 (incorporated herein by reference to Exhibit A of Exhibit 4.2 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on May 18, 2020)
4.5	Stockholders' Agreement, dated September 15, 2021, between the Company and the individuals and entities listed therein (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on September 20, 2021)
10.1	Lease Agreement, dated September 20, 1985, as amended and with addenda, between Billings 401 LLC and the Company (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, File No. 001-34653, filed on February 28, 2018)
10.2†	Deferred Compensation Plan of the Company dated December 1, 2006 (incorporated herein by reference to Exhibit 10.9 to the Company's Amendment No. 3 to Registration Statement on Form S-1, File No. 333-164380, filed on March 23, 2010)
10.3†	First Amendment to the Deferred Compensation Plan of the Company dated October 24, 2008 (incorporated herein by reference to Exhibit 10.10 to the Company's Amendment No. 3 to Registration Statement on Form S-1, No. 333-164380, filed on March 23, 2010)
10.4†	Amendment to the Deferred Compensation Plan of the Company effective as of January 1, 2017 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, File No. 001-34653, filed on May 7, 2021)
10.5†	Amendment 2021-1 to the Deferred Compensation Plan of the Company effective as of July 1, 2021 (incorporated herein by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q, File No. 001-34653, filed on November 4, 2021)
10.6†	2015 Equity and Incentive Plan of the Company, amended and restated as of January 1, 2019 (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K, File No. 001-34653, filed on February 27, 2019)
10.7†	Form of 2015 Equity and Incentive Plan Performance Restricted Stock Grant Agreement (incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on March 21, 2022)
10.8†	Form of 2015 Equity and Incentive Plan Time Vested Restricted Stock Grant Agreement (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on March 21, 2022)
10.9†	2023 Equity and Incentive Plan (incorporated herein by reference to Appendix C to the Company's definitive proxy statement on Schedule 14A, File No. 001-34653, filed with the SEC on April 11, 2023)
10.10†	Form of 2023 Equity and Incentive Plan Restricted Stock Unit Grant Agreement (2023) (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on May 25, 2023)

10.11†	Form of 2023 Equity and Incentive Plan Performance Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on May 25, 2023)
10.12†	Form of 2023 Equity and Incentive Plan Restricted Stock Unit Grant Agreement (2024)
10.13†	Form of 2023 Equity and Incentive Plan Restricted Stock Unit Grant Agreement with Executive Deferral Election
10.14†	Form of 2023 Equity and Incentive Plan Performance Restricted Stock Unit Grant Agreement (Core Return on Average Equity)
10.15†	Form of 2023 Equity and Incentive Plan Performance Restricted Stock Unit Grant Agreement (Total Shareholder Return)
10.16†	Form of 2023 Equity and Incentive Plan Performance Restricted Stock Unit Grant Agreement (Core Return on Average Equity) with Executive Deferral Election
10.17†	Form of 2023 Equity and Incentive Plan Performance Restricted Stock Unit Grant Agreement (Total Shareholder Return) with Executive Deferral Election
10.18†	Company Director Compensation Summary
10.19†	Employment Agreement, dated August 19, 2021, between Kevin P. Riley, the Company and the Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on August 20, 2021)
10.20†	Employment Agreement, dated December 14, 2021, between Marcy D. Mutch, the Company and the Bank (incorporated herein by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K, File No. 001-34653, filed on February 25, 2022)
10.21†	Employment Agreement, dated December 14, 2021, between Kirk D. Jensen, the Company and the Bank (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K, File No. 001-34653, filed on February 25, 2022)
10.22†	Employment Agreement, dated February 1, 2022, between Karlyn M. Knieriem, the Company and the Bank (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K, File No. 001-34653, filed on February 25, 2022)
10.23†	Executive Employment Agreement, dated January 23, 2023, between the Company and Kris Robbins
10.24†	Employment Agreement, dated August 24, 2023, between Lorrie Asker, the Company and the Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on August 28, 2023)
10.25†	Employment Agreement, dated November 30, 2023, between Lori Meyer, the Company and the Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on December 1, 2023)
10.26	Repurchase Agreement by and between the Company and Homer Scott, Jr. Revocable Trust dated December 4, 1978, as amended and restated (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, File No. 001-34653, filed on December 14, 2023)
14.1	Code of Ethics for Chief Executive Officer and Senior Financial Officers
21.1	Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K, File No. 001-34653, filed on February 24, 2023)
23.1	Consent of RSM US LLP Independent Registered Public Accounting Firm
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended
32**	18 U.S.C. Section 1350 Certifications
97	Clawback Policy of the Company
101.INS	Interactive Data File - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File - The cover page XBRL tags are embedded within the inline XBRL document (included in Exhibit 101)

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†   Denotes Management contract or compensatory plan or arrangement

**   Furnished herewith

(b) The exhibits filed or incorporated herein by reference are as set forth in Item 15(a)3 above.

(c) Financial Statements Schedules

See Item 15(a)(2) above.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Interstate BancSystem, Inc.

By:	/s/ KEVIN P. RILEY	February 29, 2024
	Kevin P. Riley President and Chief Executive Officer	Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ DAVID L. JAHNKE	February 29, 2024
David L. Jahnke, Chair of the Board	Date
/s/ STEPHEN B. BOWMAN	February 29, 2024
Stephen B. Bowman, Director	Date
/s/ JAMES P. BRANNEN	February 29, 2024
James P. Brannen, Director	Date
/s/ ALICE S. CHO	February 29, 2024
Alice S. Cho, Director	Date
/s/ FRANCES P. GRIEB	February 29, 2024
Frances P. Grieb, Director	Date
/s/ THOMAS E. HENNING	February 29, 2024
Thomas E. Henning, Director	Date
/s/ JOHN M. HEYNEMAN, JR.	February 29, 2024
John M. Heyneman, Jr., Director	Date
/s/ DENNIS L. JOHNSON	February 29, 2024
Dennis L. Johnson, Director	Date
/s/ STEPHEN M. LACY	February 29, 2024
Stephen M. Lacy, Director	Date
/s/ PATRICIA L. MOSS	February 29, 2024
Patricia L. Moss, Director	Date
/s/ JOYCE A. PHILLIPS	February 29, 2024
Joyce A. Phillips, Director	Date
/s/ DANIEL A. RYKHUS	February 29, 2024
Daniel A. Rykhus, Director	Date
/s/ JAMES R. SCOTT	February 29, 2024
James R. Scott, Director	Date
/s/ JONATHAN R. SCOTT	February 29, 2024
Jonathan R. Scott, Director	Date

/s/ KEVIN P. RILEY	February 29, 2024
Kevin P. Riley President, Chief Executive Officer and Director (Principal executive officer)	Date
/s/ MARCY D. MUTCH	February 29, 2024
Marcy D. Mutch Executive Vice President and Chief Financial Officer (Principal financial and accounting officer)	Date

